Exhibit 99.1

NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF SHOPIFY INC.
TO BE HELD JUNE 7, 2022
APRIL 11, 2022

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF SHOPIFY INC.
To the shareholders of Shopify Inc.:
Notice is hereby given of the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A subordinate voting shares and Class B multiple voting shares (collectively, the “Shares”) in the capital of Shopify Inc. (“Shopify” or the “Company”). The Meeting will be held online via live audio webcast and Shareholders will have an equal opportunity to attend the meeting, participate in real time, vote online and ask questions, regardless of geographic location. Shareholders and duly appointed proxyholders can attend the Meeting online, vote their Shares electronically and submit their questions during the Meeting by visiting www.virtualshareholdermeeting.com/SHOP2022.
Date:	June 7, 2022

Time:	10 a.m. (Eastern Time)

Virtual Meeting Site:	Virtual meeting via live audio webcast at www.virtualshareholdermeeting.com/SHOP2022

Business of the Meeting:	(a) receiving our financial statements for the year ended December 31, 2021, including the auditor's report therein;
(b) electing seven (7) directors to our Board of Directors, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;
(c) re-appointing PricewaterhouseCoopers LLP as our auditors and authorizing the Board of Directors to fix their remuneration;

(d) considering, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated April 11, 2022 (the “Interim Order”) and, if deemed advisable, passing, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is attached as Schedule A to the accompanying management information circular (the “Circular”), approving a proposed plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”) to effect, among other things, certain updates to the Company's governance structure, including an amendment to our restated articles of incorporation to provide for the creation of a new class of share, designated as the Founder share, and the issuance of such Founder share to our Founder and Chief Executive Officer, Mr. Tobias Lütke;

(e) considering and, if deemed advisable, approving a special resolution, the full text of which is attached as Schedule B to the Circular, authorizing an amendment to our restated articles of incorporation to effect a ten-for-one split of our Shares (the “Share Split”);

(f) considering an advisory, non-binding resolution on our approach to executive compensation; and
(g) transacting any other business that may properly come before the Meeting and any postponement(s) or adjournment(s) thereof.
You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) thereof if you are a Shareholder at the close of business on April 19, 2022.
Your vote is important regardless of how many Shares you own. The following pages tell you more about how to exercise your right to vote your Shares and provide additional information relating to the matters to be dealt with at the Meeting.
Meeting Materials
Accompanying this notice is the Circular, which provides information relating to the matters to be addressed at the Meeting. Also accompanying this notice is a form of proxy (the “Form of Proxy”) to vote your Shares. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Shopify before the Meeting or by the Chair at the Meeting.
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Please refer to the accompanying Circular for further information regarding completion and use of the Form of Proxy and other information pertaining to the Meeting.
Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at www.virtualshareholdermeeting.com/SHOP2022 where they will be able to participate, vote, and submit questions, all in real time, during the Meeting's live audio webcast, provided they are connected to the internet and comply with the requirements set out in the Circular. Details on how you may participate in the proceedings can be found on our website at investors.shopify.com.
Voting instructions and proxyholder appointments must be received by Broadridge by 10:00 a.m. (ET) on June 3, 2022 (or, if the Meeting is adjourned or postponed, by 10:00 a.m. (ET) two (2) business days before the day on which the Meeting is reconvened). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Beneficial (non-registered) Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions. If you would like a person, other than the management nominees identified on the Form of Proxy or voting instruction form, to attend and participate online at the Meeting as your proxy and vote your Shares, including if you are a Beneficial (non-registered) Shareholder and wish to appoint yourself as proxyholder to vote online at the Meeting, you MUST submit your Form of Proxy or voting instruction form identifying such proxyholder or appoint such proxyholder online at www.proxyvote.com or by returning the Form of Proxy by mail in the enclosed business reply envelope, by the proxy cut-off. Shareholders must provide their appointed proxyholder with the EXACT NAME used for the appointment and the EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to allow appointees to access the Meeting and vote. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER entered by the Shareholder. If Shareholders DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, THEIR APPOINTEE WILL NOT BE ABLE TO ACCESS AND VOTE AT THE MEETING. Beneficial (non-registered) Shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting online in real-time and submit questions, but will not be able to vote at the Meeting. If you are a Beneficial Shareholder, please refer to “Section 1: Voting Information” in the Circular for additional information on how you may appoint yourself proxyholder, attend the Meeting online and vote your Shares by online ballot at the Meeting.
If you have any questions or need assistance in your consideration of the matters to be addressed at the Meeting, please contact the Company's proxy solicitation agent, Innisfree M&A Incorporated by phone at (877) 750-8310 (from the US and Canada) or (412) 232-3651 (from other locations) or Shopify's Investor Relations Department by phone at (613) 241-2828 ext. 1024 or by email at IR@shopify.com.
Dated April 11, 2022.
BY ORDER OF THE BOARD OF DIRECTORS

Jessica Hertz
General Counsel and Corporate Secretary
Shopify Inc.
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Letter to Shareholders
To our shareholders:
Since Shopify's IPO in 2015, the Company has become a global commerce leader. Shopify powers commerce around the world for millions of merchants in more than 175 countries who have cumulatively made more than $450 billion in total sales through the Shopify platform, serving nearly 600 million buyers globally. At the same time, Shopify has remained unfailingly committed to its core mission of making commerce better for everyone.
The progress we have made advancing our vision for the future of commerce would not have been possible without our founder and CEO, Tobias Lütke. Tobi founded the Company to solve for a gap in commerce tools, wrote the code, and built it into a commerce giant helping merchants and making commerce better for everyone. Tobi is a proven leader, and his vision, as detailed in his 2015 IPO letter (a copy of which is reproduced below), and long-term involvement are integral in defining, supporting and executing Shopify's long-term strategy to be a 100-year company.
Shopify's market opportunity has significantly increased since the 2015 IPO. In particular, the last two years have radically changed the competitive landscape, putting Shopify at an important and exciting inflection point. Shopify sees massive opportunity to deliver more shareholder value, and to invest in the business accordingly. It is the Board's job to ensure Shopify has the governance structure in place to facilitate this next phase of growth. To that end, the Board formed a Special Committee to consider potential changes to modernize Shopify's governance structure. The Special Committee undertook a careful and thorough review process, aided by our own independent legal counsel and financial advisor, to keep the Company's governance structure aligned with its long-term market opportunities. The Board believes that the proposed updates to our governance structure detailed in the enclosed management information circular will allow Shopify to remain mission-driven and merchant-obsessed, focused on long-term value creation. The updates will also strengthen the foundation for long-term stewardship by Tobi, a proven leader who has delivered significant shareholder value.
The Board has recommended amendments to the Company's articles of incorporation to authorize and issue a new class of share, the Founder share, to Tobi. The Founder share will provide Tobi with a variable number of votes that, when combined with his Class B shares (and any Class A shares issued in the future upon conversion of his Class B shares and certain other Class A shares acquired after the proposed amendments are implemented), will represent 40% of the total voting power attached to all of the Company's outstanding shares, effectively setting and preserving Tobi's voting power at that level following implementation of the proposal. The Special Committee determined the 40% threshold for Tobi's voting power was appropriate as it is generally consistent with the voting power he would hold under the current governance structure if Klister Credit Corp. were to convert its Class B shares to Class A shares, which Klister Credit Corp. has agreed to do in connection with the proposal. The proposal also modernizes the existing governance structure by providing that the Founder share will sunset if Tobi no longer serves the Company in certain capacities or Tobi, his immediate family and his affiliates no longer hold a number of Class A and Class B shares equal to at least 30% of the Class B shares currently held by Tobi and his affiliates. The Board, based on the recommendation of the Special Committee, has unanimously recommended that shareholders vote in favour of the proposal, which would, if approved, also address the impact of a dilution-based sunset provision in the current governance structure and prevent intergenerational transfers of voting power associated with Class B shares held by Tobi and his affiliates.
As we look ahead to Shopify's next chapter, we are confident that this proposal will provide Shopify with added flexibility to continue to innovate and execute against its 100-year mission to make commerce better for everyone.
As detailed in this management information circular, Shopify will be holding a vote on the proposal at our annual and special meeting of shareholders on June 7, 2022. We hope to receive your support as we work to position the Company to deliver continued innovation, growth and value.
Thank you for your continued investment in Shopify.
- The Special Committee

Robert Ashe	Gail Goodman

Colleen Johnston	Jeremy Levine
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2015 Letter from Tobi
The first Shopify store was our own. In 2004, we took something we loved, snowboarding, and built a business around it. The idea was to set up an online store and create a snowboarding empire. But there was a problem: the software landscape we encountered seemed to work against our ambitions at every step. Back then, online store software was built for existing big businesses that were transitioning online. It was incredibly expensive, unnecessarily complex, and infuriatingly inflexible.
Existing software was not designed with the new entrepreneur in mind, so we rejected the existing models and created our own. Our custom software met our needs so well that we decided to take everything we learned and shift our business away from snowboards and towards fixing the glaring hole in the ecommerce market. We knew that many future businesses would be created online first, and software needed to support the first steps of entrepreneurship, not just the established big guys. We set out to create the software that we wished would have existed, and we launched it in 2006 under the name Shopify.
Shopify is exactly this: the only platform you need to build your empire. Shopify is the first thing our merchants log into in the morning and the last thing they log out of in the evening. It's at the heart of their business – a responsibility that we take very seriously. Chances are that you've already bought products through stores that use Shopify and you didn't even realize it. More than 165,000 stores use Shopify today. Yet, as a brand, we are virtually invisible to consumers. This is by design, as our job is to make our merchants look their very best in every interaction they have with consumers.
Over $8 billion of GMV has already been transacted through our platform, with the most recent quarter coming in at over $1 billion. We've proven that there's incredible potential in early-stage entrepreneurs when they are empowered with great technology. Focusing on inspiring entrepreneurship and helping people iterate their ideas, launch new stores and scale their businesses creates a sense of solidarity: we did it together. We believe that by giving merchants an affordable, easy to use solution that helps them sell and run their business, Shopify will share in their success as they grow. We've shown that it was possible to build a single platform that works from the very beginning – an entrepreneur with an idea – to a business with millions of orders. And while many of our larger merchants switched to Shopify based on the quality of our platform, a large number of our merchants are “homegrown” and started their businesses with us. I'm incredibly proud of this.
Over the years we've also helped foster a large ecosystem that has grown up around Shopify. App developers, design agencies, and theme designers have built businesses of their own by creating value for merchants on the Shopify platform. Instead of stifling this enthusiastic pool of talent and carving out the profits for ourselves, we've made a point of supporting our partners and aligning their interests with our own. In order to build long-term value, we decided to forgo short-term revenue opportunities and nurture the people who were putting their trust in Shopify. As a result, today there are thousands of partners that have built businesses around Shopify by creating custom apps, custom themes, or any number of other services for Shopify merchants.
This is a prime example of how we approach value and something that potential investors must understand: we do not chase revenue as the primary driver of our business. Shopify has been about empowering merchants since it was founded, and we have always prioritized long-term value over short-term revenue opportunities. We don't see this changing.
In terms of the value we create, we think that the most important thing that we deliver to our merchants is simplicity. Simplicity isn't simple. It takes tremendous care, discipline, and craftsmanship to take something inherently complex like commerce and make it intuitive. We have spent the last decade democratizing commerce, simplifying it, and making it accessible for businesses of all sizes.
Today, businesses sell through dozens of different channels: online stores, retail stores, wholesale, at pop-up shops, on social networks, through mobile apps or any number of other ways. Merchants often hack together different applications and technologies in order to try to address their multi-channel requirements. We're now showing them that they don't have to; that their complex setup can be reduced to a single, simple platform. By the time we're done, we think Shopify will have established the “new normal”.
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I want Shopify to be a company that sees the next century. To get us there we not only have to correctly predict future commerce trends and technology, but be the ones that push the entire industry forward. Shopify was initially built in a world where merchants were simply looking for a homepage for their business. By accurately predicting how the commerce world would be changing, and building what our merchants would need next, we taught them to expect so much more from their software.
These underlying aspirations and values drive our mission: make commerce better for everyone. I hope you'll join us.
- Tobi, Founder, Chief Executive Officer
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Summary
This summary highlights some of the important information contained in this Circular. This summary does not contain all of the information that you should consider. You should read this entire Circular before voting your Shares.
Shareholder Voting Matters
Voting Matter	Board Recommendation	For more information see the following sections in this Circular
Election of directors	FOR each nominee	Section 2(1)
Appointment of PricewaterhouseCoopers LLP as auditors	FOR	Section 2(2)
Approval of the Arrangement	FOR	Section 2(3)
Approval of the Share Split	FOR	Section 2(4)
Advisory vote on executive compensation	FOR	Section 2(5)
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1. Election of Directors
(see “Section 2(1): Business of the Meeting – Election of Directors”)
Name	Age	Independent	Director Since	Position	Committees	Board and Standing Committee Attendance in 2021	Other Public Boards	Votes FOR in 2021
Tobias Lütke	41	No	2004	CEO, Shopify	– None	100%(1)	1	99.16%
Robert Ashe	63	Yes	2014	Corporate Director	– Lead Independent Director – Audit Committee – Compensation and Talent Management Committee – Nominating and Corporate Governance Committee (Chair)	100%	1	98.61%
Gail Goodman	61	Yes	2016	Corporate Director	– Audit Committee – Compensation and Talent Management Committee (Chair)	100%	0	99.66%
Colleen Johnston	63	Yes	2019	Corporate Director	– Audit Committee (Chair) – Nominating and Corporate Governance	100%	1	99.35%
Jeremy Levine	48	Yes	2011	Partner at Bessemer Venture Partners	– Nominating and Corporate Governance	89%	1	99.3%
John Phillips	71	Yes	2010	CEO, Klister Credit Corp.	– Compensation and Talent Management	100%(1)	0	95.85%
Fidji Simo	36	Yes	2021	CEO, Instacart	– None	100%	0	N/A
(1)
Does not include the March 5, 2021 meeting, which Messrs. Lütke and Phillips did not attend. Please see “Section 2(3): Business of the Meeting – Approval of the Arrangement – Background to the Arrangement – Formation of the Special Committee.”

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2. Appointing PricewaterhouseCoopers LLP as Auditors
(see “Section 2(2): Business of the Meeting – Appointment of Auditors”)
PricewaterhouseCoopers LLP Chartered Professional Accountants (“PWC”), the present auditors of the Company, have acted as the Company's auditors since August 2011. In 2021, 99.89% of all votes cast at the annual and special meeting of shareholders were in favour of appointing PWC as the Company's auditors.
3. Approving the Arrangement
(see “Section 2(3): Business of the Meeting – Approval of the Arrangement”)
Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement, which will provide for, among other things, an amendment to the Company's restated articles of incorporation to create a new class of share, designated as the Founder share, and the issuance of such Founder share to the Company's Founder and Chief Executive Officer, Mr. Lütke. The Founder share will provide Mr. Lütke with a variable number of votes that, when combined with Class B multiple voting shares beneficially owned by him, his immediate family and affiliates (including any Class A subordinate voting shares issued in the future upon conversion of his Class B multiple voting shares and certain other Class A subordinate voting shares acquired after the effective date of the Arrangement), will represent 40% of the total voting power attached to all of the Company's outstanding voting shares, effectively setting and preserving Mr. Lütke's voting power at that level following implementation of the Arrangement. The Founder share will sunset if Mr. Lütke no longer serves the Company in certain capacities (as an executive officer, board member or consultant whose primary engagement is with the Company) or Mr. Lütke, his immediate family and affiliates no longer hold a number of Class A subordinate voting shares and Class B multiple voting shares equal to at least 30% of the Class B multiple voting shares currently held by Mr. Lütke and his affiliates. The Founder share is not transferable by Mr. Lütke.
Please also see “Questions and Answers about the Meeting and Special Meeting Matters” and “Schedule A – Arrangement Resolution” of this Circular.
4. Approving the Share Split
(see “Section 2(4): Business of the Meeting – Approval of the Share Split”)
Shareholders will be asked to consider and, if deemed advisable, approve the Share Split, authorizing an amendment to the Company's restated articles of incorporation to change the number of Class A subordinate voting shares and Class B multiple voting shares on a ten-for-one basis, such that, if and when this amendment is given effect, every Class A subordinate voting share will become ten Class A subordinate voting shares and every Class B multiple voting share will become ten Class B multiple voting shares.
Please also see “Questions and Answers about the Meeting and Special Meeting Matters” and “Schedule B – Share Split Resolution” of this Circular.
5. Advisory Vote on Executive Compensation
(see “Section 2(5): Business of the Meeting – Advisory Resolution on Executive Compensation”)
Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation. Since this is an advisory vote, the results will not be binding on the Board of Directors or the Compensation and Talent Management Committee. However, the Board of Directors and the Compensation and Talent Management Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions. In 2021, 93.97% of all votes cast at the annual and special meeting of shareholders were in favour of the Company's approach to executive compensation.
Please also see “Section 3: Compensation of Executives” of this Circular for more information about the Company's approach to executive compensation.
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MANAGEMENT INFORMATION CIRCULAR
INTRODUCTION
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Shopify Inc. (the “Company” or “Shopify”) for use at the annual general and special meeting (the “Meeting”) of shareholders of Shopify (the “Shareholders”), which will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SHOP2022 on June 7, 2022 at 10:00 a.m. (Eastern Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of annual general and special meeting of Shareholders of Shopify (the “Notice of Meeting”).
The Meeting will be a completely “virtual meeting” of Shareholders held via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend and participate in the Meeting is set out below. Please see “Section 1: Voting Information.”
No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.
Information Contained in this Circular
All information in this Circular is presented as of March 31, 2022 and based on issued and outstanding Shares as of March 31, 2022 on a non-diluted basis, unless otherwise indicated. Except for nominal changes due to ordinary course vesting of equity awards, no changes to the issued and outstanding Shares occurred between March 31, 2022 and the date hereof.
Unless the context requires otherwise, references in this Circular to “Shopify”, “we”, “us”, “our”, or the “Company” include Shopify and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.
Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.
Presentation of Financial Information
We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our reporting currency is U.S. dollars.
Forward-Looking Statements
Certain statements contained in this Circular may constitute forward-looking information or forward-looking statements under the meaning of applicable securities laws, including but not limited to, statements with respect to the Arrangement and rationale therefor, the expected benefits of the Arrangement, the impact of the Share Split, the timing of various steps to be completed in connection with the Arrangement and the Share Split, our plans and objectives for future operations, growth of our business and governance structure, and other statements that are not historical facts. In some cases, you can identify forward-looking statements by words such as “may”, “might”, “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All such forward-looking statements are made under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and constitute forward-looking information within the meaning of applicable Canadian securities legislation.
Forward-looking statements are based upon our perception of historic trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events, and involve known and unknown risks, uncertainties and other
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factors, including but not limited to the risks described in detail in the section entitled “Risk Factors” in our annual information form, that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this Circular.
The forward-looking statements in this Circular represent our views as of the date of this Circular or as of the date they are otherwise stated to be made. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law.
Readers are cautioned that the risks referred to above are not the only ones that could affect Shopify. Additional risks and uncertainties not currently known to Shopify or that Shopify currently deems to be immaterial may also have a material adverse effect on Shopify's financial position, financial performance, cash flows, business or reputation.
Currency and Exchange Rate
We express all amounts in this Circular in U.S. dollars, except where otherwise indicated. References to “$”, “US$”, “USD” or “U.S. dollars” are to United States dollars and references to “C$” or “CAD” are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the December 31, 2021 Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars which was US$1.00 = C$1.2678.
The following table sets forth the closing, high, low and average exchange rates for one (1) U.S. dollar in terms of Canadian dollars for fiscal years ended December 31, 2021, 2020 and 2019 and for the three-month period ended March 31, 2022, as reported by the Bank of Canada based on the daily average exchange rate published by the Bank of Canada.
	Year ended December 31 (CAD)			Three-month Period ended March 31 (CAD)
	2021	2020	2019	2022
Rate at end of Period	1.2678	1.2732	1.2988	1.2496
Average rate during Period	1.2535	1.3415	1.3269	1.2662
High during Period	1.2942	1.4496	1.3600	1.2867
Low during Period	1.2040	1.2718	1.2988	1.2470
On April 8, 2022, the Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.2589.
NOTICE TO UNITED STATES SHAREHOLDERS
Shopify is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.
The financial statements and other financial information included in this Circular have been presented in U.S. dollars except where otherwise noted, and were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing standards, which differ from United States auditing standards in certain material respects, and thus may not be comparable to financial statements of United States companies.
The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United
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States. It may be difficult for Shareholders who reside in the United States to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.
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QUESTIONS AND ANSWERS ABOUT THE MEETING AND SPECIAL MEETING MATTERS
The following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the special matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular, the attached Schedules and the Form of Proxy, all of which are important and should be reviewed carefully. You are urged to read this Circular before voting.
Questions about the Meeting
Why did I receive this package of information?
This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting. If you are a Shareholder as of the close of business on April 19, 2022, you are entitled to receive notice of, and to vote at, the Meeting.
At the Meeting, you will be asked to consider:
a)	the election of directors of the Company, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;
b)	the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration;
c)
the approval of a proposed plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”) to effect, among other things, certain updates to the Company's governance structure, including an amendment to our restated articles of incorporation to provide for the creation of a new class of share, designated as the Founder share, and the issuance of such Founder share to our Founder and Chief Executive Officer, Mr. Lütke;

d)	the approval of an amendment to our restated articles of incorporation to effect a ten-for-one split of our Shares (the “Share Split”);
e)	an advisory, non-binding resolution in respect of Shopify's approach to executive compensation; and
f)	any other business that may properly come before the Meeting.
Where and when is the Meeting?
The Meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SHOP2022 on June 7, 2022 at 10:00 a.m. (Eastern Time), or at any adjournment(s) or postponement(s) thereof.
How do I vote and participate at the Meeting?
See “Section 1: Voting Information”.
Who can help answer my questions?
If you have any questions or need assistance in your consideration of the matters to be addressed at the Meeting, please contact the Company's proxy solicitation agent, Innisfree M&A Incorporated by phone at (877) 750-8310 (from the US and Canada) or (412) 232-3651 (from other locations) or Shopify's Investor Relations Department by phone at (613) 241-2828 ext. 1024 or by email at IR@shopify.com.
Questions about the Arrangement
What is the Arrangement?
A plan of arrangement is a statutory procedure under Canadian corporate law that allows a corporation to carry out transactions with the approval of its shareholders and the Ontario Superior Court of Justice (Commercial List) (the “Court”). You are being asked to consider the Arrangement to effect, among other things, certain updates to the Company's governance structure, including an amendment to our restated articles of incorporation to provide for the creation of a new class of share, designated as the Founder share, and the issuance of such Founder share to our Founder and Chief Executive Officer, Mr. Tobias Lütke.
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The Founder share will provide Mr. Lütke with a variable number of votes that, when combined with Class B multiple voting shares beneficially owned by him, his immediate family and affiliates (including any Class A subordinate voting shares issued in the future upon conversion of his Class B multiple voting shares and certain other Class A subordinate voting shares acquired after the effective date of the Arrangement), will represent 40% of the total voting power attached to all of the Company's outstanding voting shares, effectively setting and preserving Mr. Lütke's voting power at that level following implementation of the Arrangement. The Founder share will sunset if Mr. Lütke no longer serves the Company in certain capacities (as an executive officer, board member or consultant whose primary engagement is with the Company) or Mr. Lütke, his immediate family and affiliates no longer hold a number of Class A subordinate voting shares and Class B multiple voting shares equal to at least 30% of the Class B multiple voting shares currently held by Mr. Lütke and his affiliates. The Founder share is not transferable by Mr. Lütke.
See “Section 2(3): Business of the Meeting – Approval of the Arrangement”.
How does the Arrangement benefit Shareholders?
The Arrangement benefits Shareholders by modernizing the Company's governance structure and keeping it aligned with the Company's long-term market opportunities, ensuring that Shopify remains mission-driven, merchant-obsessed and focused on long-term value creation.
See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Reasons for the Recommendation of the Special Committee”.
Does the Board of Directors support the Arrangement?
Yes. As a result of its discussions and after careful consideration of, among other things, the unanimous recommendation of a special committee of independent directors (the “Special Committee”), the Board of Directors unanimously concluded (with Mr. Lütke abstaining from voting) that implementing the Arrangement is in the best interests of the Company and fair to minority Shareholders. As a result, the Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement.
See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Recommendation of the Special Committee” and “Section 2(3): Business of the Meeting – Approval of the Arrangement – Recommendation of the Board of Directors”.
Are there summaries of the terms of the Arrangement?
Yes. This Circular includes a summary of the Arrangement, as well as the terms of the founder agreement, which will become effective upon completion of the Arrangement (the “Founder Agreement”), and the Founder share. See “Section 2(3): Business of the Meeting – Approval of the Arrangement” and related Schedules.
What if the Arrangement does not get approved?
In the event the Arrangement is not approved by Shareholders, the Company's current governance structure will remain in place.
How was the 40% voting power for the Founder share determined?
The Special Committee determined the 40% threshold for the Founder share was appropriate as it is approximately the voting power Mr. Lütke and his affiliates would hold under the current share structure if Klister (as defined herein) were to convert its Class B multiple voting shares into Class A subordinate voting shares. As part of the Arrangement, the Class B multiple voting shares held by Klister will be converted into Class A subordinate voting shares in accordance with their terms.
See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Reasons for the Recommendation of the Special Committee” and “Section 2(3): Business of the Meeting – Approval of the Arrangement – Background to the Arrangement”.
When will the Arrangement become effective?
If the Arrangement Resolution is approved by Shareholders at the Meeting, the Company will apply to the Court to obtain a final order of the Court (the “Final Order”). Once the Final Order is granted, articles of arrangement (the “Articles of Arrangement”) will be filed with the Director under the Canada Business Corporations Act
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(“CBCA”) for issuance of the certificate of arrangement (the “Certificate of Arrangement”) giving effect to the Arrangement, which will result in, among other things, an amendment to our restated articles of incorporation to create a new class of share, designated as the Founder share, and the issuance of such Founder share to Mr. Lütke.
See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Court Approval of the Arrangement” and “Section 2(3): Business of the Meeting – Approval of the Arrangement – Events Subsequent to Shareholder Approval”.
What Shareholder approvals are required to approve the Arrangement?
The approval of the Arrangement will be determined by (i) not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy, voting together as a single class and (ii) a majority of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy (other than any Class A subordinate voting shares and Class B multiple voting shares beneficially owned or controlled by Mr. Lütke and his associates and affiliates), voting together as a single class.
See “Section 2(3): Approval of the Arrangement – Required Shareholder Approval”.
If the Arrangement is approved, how will it affect my Shares?
The rights, privileges, restrictions and conditions of the Class A subordinate voting shares and Class B multiple voting shares will not change after giving effect to the Arrangement.
However, if the Arrangement was effective as of March 31, 2022, the aggregate total voting power of all Class A subordinate voting shares would increase from approximately 48.9% to approximately 58.5%.
See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Capital Structure following Completion of the Arrangement”.
Questions about the Share Split
Why is the Company seeking approval for the Share Split?
The Share Split is expected to make the Class A subordinate voting shares more affordable to a broader segment of the population. Making the Class A subordinate voting shares more accessible will enable the Company to broaden and diversify its ownership base, an outcome which is expected to benefit all Shareholders.
See “Section 2(4): Approval of the Share Split”.
When would the Share Split be effected?
If all requisite approvals are received, Shareholders of record as of the close of business on June 22, 2022 will receive from Computershare, the Company's registrar and transfer agent, on June 28, 2022 nine additional Class A subordinate voting shares or Class B multiple voting shares, as applicable, for every one share held.
See “Section 2(4): Approval of the Share Split”.
What Shareholder approval is required to approve the Share Split?
The approval of the Share Split will be determined by not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy, voting together as a single class.
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SECTION 1: VOTING INFORMATION
What will I be voting on?
You will be voting on:
a)
the election of directors of the Company, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed (see “Section 2(1): Business of the Meeting – Election of Directors”);

b)
the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration (see “Section 2(2): Business of the Meeting – Appointment of Auditors”);

c)	the approval of the Arrangement (see “Section 2(3): Business of the Meeting – Approval of the Arrangement”);
d)	the approval of the Share Split (see “Section 2(4): Business of the Meeting – Approval of the Share Split”);
e)	an advisory, non-binding resolution in respect of Shopify's approach to executive compensation (see “Section 2(5): Business of the Meeting – Advisory Resolution on Executive Compensation”); and
f)	any other business that may properly come before the Meeting.
The Board of Directors and management recommend that you vote FOR each of the director nominees nominated in this Circular; FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration; FOR the Arrangement; FOR the Share Split; and FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.
Who is soliciting my proxy?
The management of Shopify is soliciting your proxy. The solicitation of proxies will be primarily by mail. However, the directors, officers, employees and agents of the Company may also solicit proxies by telephone, by fax, by internet, in writing, or in person. The Company has retained Innisfree M&A Incorporated, as its shareholder advisor and proxy solicitation agent, to solicit proxies from Shareholders and has agreed to pay a fee of up to $750,000 for proxy solicitation services, plus a per call fee and any additional fees for other services provided.
Who pays for the proxy solicitation?
The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial Shareholders.
Who is entitled to vote and how many Shares are eligible to vote?
The holders of Class A subordinate voting shares and Class B multiple voting shares as at the close of business on April 19, 2022, or their duly appointed proxyholders or representatives, are entitled to vote at the Meeting.
The Company has two classes of shares currently issued and outstanding. The Class A subordinate voting shares are listed on the New York Stock Exchange (“NYSE”) (NYSE: SHOP) and on the Toronto Stock Exchange (“TSX”) (TSX: SHOP). The Company also has Class B multiple voting shares issued and outstanding, which are not listed on any exchange, but which can be converted at any time at the option of the holder into Class A subordinate voting shares on a 1:1 basis.
On March 31, 2022, the aggregate number of Class A subordinate voting shares outstanding was 114,185,448, which represents 48.9% of the aggregate voting rights attaching to all of the Company's outstanding Shares, and the aggregate number of Class B multiple voting shares outstanding was 11,951,154, which represents 51.1% of the aggregate voting rights attaching to all of the outstanding Shares.
As described in this Circular, changes to our capital structure may be made pursuant to the Arrangement. See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Capital Structure following Completion of the Arrangement”.
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How many votes do I have?
Holders of the Class A subordinate voting shares have one vote for every share owned and holders of the Class B multiple voting shares have ten votes for every share owned.
What are the voting requirements?
The election of directors, the appointment of auditors and the approval of an advisory, non-binding resolution on the Company's approach to executive compensation will each be determined by a majority of all votes cast at the Meeting by proxy or by Shareholders attending the Meeting. For details concerning Shopify's majority voting policy with respect to the election of its directors, please refer to “Section 4 – Corporate Governance Policies and Practices – Majority Voting Policy” in this Circular.
The approval of the Arrangement will be determined by (i) not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy, voting together as a single class and (ii) a majority of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy (other than any Class A subordinate voting shares and Class B multiple voting shares beneficially owned or controlled by Mr. Lütke and his associates and affiliates), voting together as a single class. Please refer to “Section 2(3): Approval of the Arrangement – Required Shareholder Approval”.
The approval of the Share Split will be determined by not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy, voting together as a single class. Please refer to “Section 2(4): Approval of the Share Split”.
What is the quorum requirement for the Meeting?
A quorum is present at the Meeting if the holders of at least 25% of the Shares entitled to vote at the Meeting attend the Meeting online or are represented by proxy, and at least two persons entitled to vote at the Meeting are present at the Meeting online or represented by proxy. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting. If a quorum is not present at the time appointed for the opening of the Meeting or within a reasonable time after, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.
How do I know if I am a registered Shareholder or a non-registered (beneficial) Shareholder?
You are a registered Shareholder if your Shares are registered directly in your name with our transfer agent, Computershare Investor Services Inc. (“Computershare”).
You are a non-registered Shareholder (also called a beneficial Shareholder) if your Shares are held in the name of a nominee, such as a securities broker, bank, trustee, or other financial institution (an “Intermediary”). Employees who hold Shares through Shopify's equity platform in connection with Shares issued under our equity plans are beneficial Shareholders.
Why is Shopify holding a virtual-only Meeting?
Shopify is a company of and by the internet, whose employees work remotely in a digital by design model. Accordingly, we will hold our Meeting in virtual-only format, conducted via live audio webcast. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform, regardless of their geographic location. Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com, as further described below. If you are a beneficial (non-registered) Shareholder, please carefully follow the instructions provided below.
How do I attend and participate in the Meeting?
The Meeting will be held virtually via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to participate in real-time, submit questions and vote at the Meeting, Shareholders and duly appointed proxyholders must follow the instructions below.
Registered Shareholders and duly appointed proxyholders will be able to attend, participate in and vote at the Meeting at www.virtualshareholdermeeting.com/SHOP2022. If you are a non-registered Shareholder and wish to personally attend and vote at the Meeting, you must appoint yourself as proxyholder by following the instructions provided by your Intermediary.
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To access the Meeting, registered Shareholders must enter the 16-digit control number included on their Form of Proxy. Duly appointed proxyholders, including non-registered Shareholders who appoint themselves as proxyholder, must use an eight character “Appointee Identification Number” to access the Meeting. The Appointee Identification Number must be created BEFORE the proxy deadline or the appointee will not be able to access and vote at the Meeting (see additional details below). Non-registered Shareholders who have not appointed themselves as proxyholder will be able to use the 16-digit control number located on their voting instruction form to attend the Meeting and submit questions, but will not be able to vote at the Meeting. Guests will be able to attend the Meeting, but will not be able to submit questions or vote. To attend as a guest, go to www.virtualshareholdermeeting.com/SHOP2022.
The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure that you have a strong, preferably high-speed, internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 am (Eastern Time) on June 7, 2022. Online check-in will begin starting 15 minutes prior at 9:45 am (Eastern Time). You should allow ample time for check-in procedures.
If you encounter any difficulties accessing the Meeting during check-in or during the Meeting time, please call the technical support number that will be posted on the Meeting log-in page.
How do I vote if I am a registered Shareholder?
If you are a registered Shareholder, you can vote your Shares using the methods described below.
By internet:
Visit www.proxyvote.com. You will need your 16-digit control number located on your Form of Proxy. The voting cut off is 10:00 am (Eastern Time) on June 3, 2022.
By telephone:
Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on your Form of Proxy. The voting cut off is 10:00 am (Eastern Time) on June 3, 2022.
By mail:
Complete, sign and date the Form of Proxy and return the Form of Proxy in the mail in the business reply envelope to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9. Broadridge must receive the Form of Proxy by 10:00 am (Eastern Time) on June 3, 2022. If the Meeting is adjourned or postponed, Broadridge must receive the Form of Proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting.
At the Meeting:
Go to www.virtualshareholdermeeting.com/SHOP2022 at least 15 minutes before the Meeting begins and enter your 16-digit control number included on your Form of Proxy and click “Join Meeting”. Follow the instructions to access the Meeting and vote when prompted.
Even if you currently plan to participate in the live audio webcast for the Meeting, you are encouraged to consider voting your Shares in advance, so that your vote will be counted if you later decide not or are unable to attend the Meeting for any reason.
How do I vote if I am a non-registered Shareholder?
In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting and the Form of Proxy to Intermediaries for onward distribution to non-registered Shareholders. Intermediaries are required to forward these materials, along with a voting instruction form, to all non-registered Shareholders for whom they hold Shares unless the Shareholder has waived its right to receive them. Every Intermediary provides its own voting instructions and deadlines, which you should follow carefully to ensure your Shares are voted at the Meeting.
The majority of Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails its own voting instruction forms, which contain instructions for non-registered Shareholders to vote their Shares by calling a toll-free telephone number, by accessing a website or by completing and returning the voting instruction form to Broadridge by mail. Broadridge then tabulates the results of
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all instructions received and provides directions respecting the voting of Shares to be represented at the Meeting. A non-registered Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction form to vote Shares directly. The voting instruction form must be returned as directed by Broadridge in advance of the Meeting in order to have the Shares voted.
How do I appoint a proxyholder to represent me at the Meeting?
The persons named in the Form of Proxy and voting instruction form are officers of the Company. Each Shareholder has the right to appoint a person other than the persons designated in the Form of Proxy or voting instruction form, who need not be a Shareholder, to participate in the Meeting and vote on such Shareholder's behalf at the Meeting.
If you are a registered Shareholder, this appointment may be completed online at www.proxyvote.com or by using the Form of Proxy to designate an “Appointee Name” and an eight character “Appointee Identification Number”. Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including non-registered Shareholders who wish to appoint themselves as proxyholder) must complete their appointment by 10:00 am (Eastern Time) on June 3, 2022 (the proxy deadline). Shareholders must provide their appointed proxyholder with the EXACT NAME used for the appointment and the EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to allow appointees to access the Meeting and vote. Any vote cast at the Meeting by online ballot will revoke any proxy previously submitted. If you do not want to revoke a previously submitted proxy, you should NOT vote at the Meeting (but you may still attend and participate).
If you are a non-registered Shareholder, this appointment may be completed by following instructions in the voting instruction form provided to you by your respective Intermediary.
How will my proxy be voted?
On the Form of Proxy, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the Form of Proxy how you want your Shares to be voted on a particular matter, then your proxyholder must vote your Shares accordingly.
Unless contrary instructions are provided, the Shares represented by proxies received by management will be voted:
•	FOR the election of each of the seven (7) director nominees nominated in this Circular;
•	FOR the appointment of PricewaterhouseCoopers LLP as auditors, and authorizing the directors to fix their remuneration;
•	FOR the Arrangement;
•	FOR the Share Split; and
•	FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.
What if there are amendments or if other matters are brought before the Meeting?
The Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting.
As of the date of this Circular, management is not aware of any other matter to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy.
What if I want to change or revoke my proxy after I've given it?
If you are a registered Shareholder, you can change or revoke your proxy prior to it being acted upon at the Meeting by:
•	submitting written notice to the Company at corporate@shopify.com not later than the last business day before the day of the Meeting or any adjournment or postponement thereof;
•	submitting a new proxy or new voting instructions bearing a later date through any of the voting methods described above by no later than 10:00 am (Eastern Time) on June 3, 2022 (the proxy deadline);
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•	with the Chair of the Meeting at corporate@shopify.com not later than the last business day before the day of the Meeting or any adjournment or postponement thereof; or
•	in any other manner permitted by law.
If you are a non-registered Shareholder, you can change or revoke your proxy by following the instructions provided to you by your respective Intermediary. Non-registered Shareholders who have voted and wish to change their voting instructions should contact their Intermediary as soon as possible to ensure changes are communicated in advance of the Meeting.
Who counts the votes?
Votes are counted and tabulated by Broadridge.
Is my vote confidential?
The confidentiality of individual Shareholder votes is preserved, except (a) where the Shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question or (c) as necessary to comply with legal requirements.
Who should I contact if I have questions?
If you have questions regarding the information contained in this Circular, you may contact the Company's proxy solicitation agent, Innisfree M&A Incorporated, by phone at (877) 750-8310 (from the US and Canada) or (412) 232-3651 (from other locations) or Shopify's Investor Relations Department by phone at (613) 241-2828 ext. 1024 or by email at IR@shopify.com.
If you require assistance in completing the Form of Proxy, you may contact the Company's proxy solicitation agent, Innisfree M&A Incorporated, by (877) 750-8310 (from the US and Canada) or (412) 232-3651 (from other locations).
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SECTION 2: BUSINESS OF THE MEETING
Report of the Directors and Consolidated Financial Statements
The audited consolidated financial statements for the fiscal year ended December 31, 2021, the management's discussion and analysis and the report of the auditors are included with the Company's annual report, which is accessible on SEDAR at sedar.com, on EDGAR at sec.gov, or on our website at investors.shopify.com, and was mailed to Shareholders with the Circular.
1. Election of Directors
Our current Board of Directors consists of seven directors, Tobias Lütke, Robert Ashe, Gail Goodman, Colleen Johnston, Jeremy Levine, John Phillips, and Fidji Simo. Tobias Lütke, Robert Ashe, Jeremy Levine and John Phillips were re-elected by our shareholders at our first annual general meeting post-IPO on June 8, 2016 and have been re-elected at every subsequent annual meeting. Gail Goodman was appointed to the Board of Directors on November 2, 2016, and was subsequently elected by our shareholders at our annual general meeting held June 7, 2017 and has been re-elected by our shareholders at every subsequent annual meeting. Colleen Johnston was appointed to the Board of Directors on January 24, 2019, was subsequently elected by our shareholders at our annual general meeting held May 29, 2019, and was re-elected by our shareholders at every subsequent annual meeting. Fidji Simo was appointed to the Board of Directors on December 15, 2021.
All of our currently serving directors are standing for election at the Meeting.
Pursuant to the CBCA, at least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of the Board of Directors unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our articles of incorporation. The CBCA provides that any amendment to our restated articles of incorporation to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.
Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders attending the meeting or by proxy at a special meeting and who are entitled to vote. The directors are elected at the annual meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our restated articles of incorporation provide that, between annual meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.
Set forth below are the names of the seven individuals who currently serve as directors and who are proposed as nominees for election as directors of the Company, to serve until the next annual meeting of shareholders or until their successors are duly elected or appointed. The resolution to elect directors will be voted upon by Shareholders, voting together as a single class, attending the Meeting or represented by proxy at the Meeting.
Unless authority is withheld, the management nominees named in the Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are, on the date of the Meeting, serving as directors of the Company.
If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.
Shopify has adopted a majority voting policy, see “Section 4 – Corporate Governance Policies and Practices – Majority Voting Policy”.
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Tobias Lütke 41 Ontario, Canada Director since 2004 Non-Independent
Tobias Lütke co-founded Shopify in September 2004. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant.

Board and Committee Attendance
Mr. Lütke is the Chair of the Board of Directors. Mr. Lütke does not sit on any committees. He attended each of the Board of Directors meetings held in 2021, other than the meeting on March 5, 2021 (see “Section 2(3): Business of the Meeting – Approval of the Arrangement – Background to the Arrangement – Formation of the Special Committee”).

Current Public Directorships
Mr. Lütke currently serves on the Board of Directors of Coinbase Global Inc. (Nasdaq).

Share, Option and RSU Holdings
Shares: 7,891,852 Class B multiple voting shares are currently held by Tobias Lütke and by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. 5,250 Class A subordinate voting shares are currently held by Mr. Lütke and by 7910240 Canada Inc. This represents 33.8% of votes attaching to all outstanding Shares.

Options: Mr. Lütke also currently holds 147,839 options to purchase Class A subordinate voting shares under our Stock Option Plan (as defined herein).

2021 Annual and Special Meeting Votes
In 2021, 99.16% of all votes cast at the annual and special meeting of shareholders were in favour of re-electing Mr. Lütke to the Board of Directors.

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Robert Ashe 63 Ontario, Canada Director since 2014 Independent
Robert Ashe held a variety of positions over 24 years with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa and is a Fellow of the Institute of Chartered Accountants of Ontario.

Board and Committee Attendance
Mr. Ashe is our Lead Independent Director, is Chair of our Nominating and Corporate Governance Committee and is a member of our Audit Committee and Compensation and Talent Management Committee. He attended every Board of Directors, Nominating and Corporate Governance, Compensation and Talent Management Committee and Audit Committee meeting held in 2021.

Current Public Directorships
Mr. Ashe currently serves on the Board of Directors of MSCI Inc. (NYSE).

Share, Option and RSU Holdings
Shares: Mr. Ashe currently owns 9,772 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.

Options: Mr. Ashe currently holds 42,500 options for Class B multiple voting shares under our Legacy Option Plan, which options were granted on December 17, 2014 prior to our becoming a public company. Mr. Ashe currently holds 1,624 options to purchase Class A subordinate voting shares under our Stock Option Plan.

RSUs: Mr. Ashe currently holds 259 Restricted Share Units (RSUs) under our LTIP.

DSUs: Mr. Ashe currently holds 872 Deferred Share Units (DSUs) under our LTIP.

2021 Annual and Special Meeting Votes
In 2021, 98.61% of all votes cast at the annual and special meeting of shareholders were in favour of re-electing Mr. Ashe to the Board of Directors.

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Gail Goodman 61 Massachusetts, United States Director since 2016 Independent
Gail Goodman is the former Chief Product Officer at Pepperlane, where she served from March 2019 to March 2021. Prior to Pepperlane, Ms. Goodman served as President and Chief Executive Officer of Constant Contact, a software company providing small businesses with online marketing tools to grow their businesses, for over 16 years. Over that time, Ms. Goodman served as a director and chairwoman of the board and led Constant Contact through its initial public offering and for eight years as a publicly traded company, until its acquisition by Endurance International Group Holdings, Inc. (NASDAQ) in February 2016. Ms. Goodman currently serves on the board of directors of a number of private companies and non-profits. Ms. Goodman holds a B.A. from the University of Pennsylvania and an M.B.A. from The Tuck School of Business at Dartmouth College.

Board and Committee Attendance
Ms. Goodman is Chair of our Compensation and Talent Management Committee and a member of our Audit Committee. She attended every Board of Directors, Compensation and Talent Management Committee and Audit Committee meeting held in 2021.

Current Public Directorships
None.

Share, Option and RSU Holdings
Shares: Ms. Goodman currently owns 2,683 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.

Options: Ms. Goodman currently holds 9,802 options to purchase Class A subordinate voting shares under our Stock Option Plan.

RSUs: Ms. Goodman currently holds 231 Restricted Share Units (RSUs) under our LTIP.

2021 Annual and Special Meeting Votes
In 2021, 99.66% of all votes cast at the annual and special meeting of shareholders were in favour of re-electing Ms. Goodman to the Board of Directors.

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Colleen Johnston 63 Ontario, Canada Director since 2019 Independent
Colleen Johnston is the former Chief Financial Officer of Toronto-Dominion Bank. Prior to her retirement in 2018, Ms. Johnston spent 14 years at TD, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer. Prior to TD, Ms. Johnston held senior leadership roles at Scotiabank over the course of 15 years, including as CFO of Scotia Capital. Ms. Johnston currently serves on the board of directors of a number of private companies and non-profits, including her role as Chair of the Unity Health Toronto board of directors. Ms. Johnston holds a Bachelor of Business Administration from York University's Schulich School of Business and is a Fellow of the Institute of Chartered Accountants of Ontario.

Board and Committee Attendance
Ms. Johnston is Chair of our Audit Committee and a member of our Nominating and Corporate Governance Committee. She attended every Board of Directors, Audit Committee and Nominating and Corporate Governance Committee meeting held in 2021.

Current Public Directorships
Ms. Johnston currently serves on the Board of Directors of Q4 Inc. (TSX).

Share, Option and RSU Holdings
Shares: Ms. Johnston currently owns 1,022 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.

RSUs: Ms. Johnston currently holds 231 Restricted Share Units (RSUs) under our LTIP.

DSUs: Ms. Johnston currently holds 83 Deferred Share Units (DSUs) under our LTIP.

2021 Annual and Special Meeting Votes
In 2021, 99.35% of all votes cast at the annual and special meeting of shareholders were in favour of re-electing Ms. Johnston to the Board of Directors.

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Jeremy Levine 48 New York, United States Director since 2011 Independent
Jeremy Levine has been a Partner at Bessemer Venture Partners since January 2007, a venture capital firm he joined in May 2001. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to that, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from 1997 to 1999. Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. Mr. Levine holds a B.S. degree in Computer Science from Duke University.

Board and Committee Attendance
Mr. Levine is a member of our Nominating and Corporate Governance Committee. He attended 6/7 Board of Directors meetings and every Nominating and Corporate Governance Committee meeting held in 2021.

Current Public Directorships
Mr. Levine currently serves on the Board of Directors of Pinterest, Inc. (NYSE).

Share, Option and RSU Holdings
Shares: Mr. Levine currently owns 72,052 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.

2021 Annual and Special Meeting Votes
In 2021, 99.30% of all votes cast at the annual and special meeting of shareholders were in favour of re-electing Mr. Levine to the Board of Directors.

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John Phillips 71 Ontario, Canada Director since 2010 Independent
John Phillips is currently Chief Executive Officer of Klister Credit Corp., an investment and consulting company, a position he has held since 1993. Mr. Phillips had a career in the legal profession working in private practice at Blake, Cassels & Graydon LLP for 20 years and as general counsel at Clearnet Communications Inc. for nearly six years. Mr. Phillips currently serves on the board of directors of a number of privately held companies and previously served on the board of directors of Clearnet Communications Inc. and Redknee Solutions Inc., both then public companies. Mr. Phillips holds a B.A. from Trinity College, University of Toronto and an L.L.B./J.D. from the Faculty of Law, University of Toronto.

Board and Committee Attendance
Mr. Phillips is a member of our Compensation and Talent Management Committee. He attended every Board of Directors and Compensation and Talent Management Committee meeting held in 2021, other than the meeting on March 5, 2021 (see “Section 2(3): Business of the Meeting – Approval of the Arrangement – Background to the Arrangement –Formation of the Special Committee”).

Current Public Directorships
None.

Share, Option and RSU Holdings
Shares: Mr. Phillips, is the Chief Executive Officer of Klister Credit Corp., and directly or indirectly beneficially owns 50% of Klister Credit Corp. and accordingly is considered to indirectly beneficially own 50% of our Shares owned by Klister Credit Corp. Catherine Phillips owns the remaining 50% of Klister Credit Corp. Klister Credit Corp. currently owns 3,750,000 Class B multiple voting shares and 16,998 Class A subordinate voting shares. This represents 16.1% of votes attaching to all outstanding Shares.

2021 Annual and Special Meeting Votes
In 2021, 95.85% of all votes cast at the annual and special meeting of shareholders were in favour of re-electing Mr. Phillips to the Board of Directors.

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Fidji Simo 36 California, United States Director since 2021 Independent
Fidji Simo is the Chief Executive Officer and member of the board of directors of Instacart, an on-demand online grocery platform. Prior to joining Instacart, Ms. Simo held a variety of positions over 10 years with increasing responsibility at social networking company Facebook, ultimately serving as the Vice President and Head of the Facebook app. Ms. Simo began her career as a strategy manager at eBay. Ms. Simo is also a co-founder of Metrodora and serves as President of the Metrodora Foundation, and is the co-founder of Women in Product, a non-profit organization. Ms. Simo holds a Master of Management from HEC Paris.

Board and Committee Attendance
Ms. Simo was appointed to the Board of Directors on December 15, 2021 and does not sit on any committees at this time.

Current Public Directorships
None.

Share, Option and RSU Holdings
RSUs: Ms. Simo currently owns 576 Restricted Share Units (RSUs) under our LTIP.

DSUs: Ms. Simo currently holds 17 Deferred Share Units (DSUs) under our LTIP.

2021 Annual and Special Meeting Votes
N/A

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Corporate Cease Trade Orders or Bankruptcy
To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company, including Shopify, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been, in the 10 years before the date hereof, a director or executive officer of a company, including Shopify that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for:
•
Jeremy Levine, who, until June 4, 2018, was a board member of Onestop Internet Inc., a corporation that made an assignment for the benefit of creditors on June 4, 2018. The sale of assets and the liquidation has been completed and any arrangements with creditors have been or are expected to be settled. Jeremy Levine was also a board member, until May 29, 2019, of Rabbit, Inc., a corporation that made an assignment for the benefit of creditors on May 24, 2019. The liquidation has been completed.

•
Fidji Simo, who, until November 24, 2020, was a board member of Cirque du Soleil Entertainment Group, a corporation that filed for protection under the Companies' Creditors Arrangement Act (“CCAA”) in Canada and Chapter 15 in the United States on June 30, 2020. On November 24, 2020, the company announced the closing of a sale transaction with the company's secured creditors and its emergence from CCAA and Chapter 15 protection.

To the knowledge of Shopify, none of the proposed directors has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.
Director Independence
Under the NYSE listing standards, independent directors must comprise a majority of a listed company's board of directors. For purposes of the NYSE rules, an independent director means a person who, in the opinion of our Board of Directors, has no material relationship with our company. Under National Instrument 58-101 – Disclosure of Governance Practices adopted by the Canadian Securities Administrators (“NI 58-101”), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”).
Pursuant to our Board Charter, our Board of Directors shall be comprised of a majority of independent directors within the meaning of the applicable listing standards of the NYSE and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators (“NP 58-201”).
Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board of Directors has determined that Messrs. Ashe, Levine, and Phillips and Mses. Goodman, Johnston and Simo are “independent” as that term is defined under the listing standards of the NYSE and NI 58-101. The majority of the current Board of Directors (six out of seven) and the director nominees (six out of seven) are independent. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our Shares by each non-employee director. Mr. Lütke is not independent by reason of the fact that he is our Chief Executive Officer.
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Director Interlocks
Members of our Board of Directors are also members of the boards of other public companies, as listed in their biographies above. An interlock occurs when two board members also serve together on the board of another company. Pursuant to Shopify's Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. There are no current interlocks between members of the Board of Directors.
Composition of Board Standing Committees(1)
Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Colleen Johnston (Chair)	Gail Goodman (Chair)	Robert Ashe (Chair)
Robert Ashe	Robert Ashe	Colleen Johnston
Gail Goodman	John Phillips	Jeremy Levine
(1)	Fidji Simo was appointed to the Company's Board of Directors on December 15, 2021, but does not sit on any committees at this time.
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2. Appointment of Auditors
PWC has acted as the Company's auditors since August 2011. The resolution to reappoint PWC as the Company's auditors and to authorize the Board of Directors to fix their remuneration must be approved by a majority of all votes cast by Shareholders, voting together as a single class, attending the Meeting or represented by proxy at the Meeting. In 2021, 99.89% of all votes cast at the annual and special meeting of shareholders were in favour of appointing PWC as the Company's auditors.
Unless authority is withheld, the management nominees named in the Form of Proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP Chartered Professional Accountants, the present auditor of the Company, as the auditor of the Company, to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.
Auditor Evaluation
The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.
Auditor Service Fees
The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2021 and 2020 were as follows:
Fees	Fiscal Year 2021	Fiscal Year 2020
Audit Fees	$1,664,000	$1,461,000
Audit-Related Fees	$0	$0
Tax Fees	$53,000	$39,000
All Other Fees	$7,000	$2,000
Total	$1,724,000	$1,502,000
Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements, statutory audits of certain of our wholly-owned subsidiaries' financial statements, and services in connection with our Registration Statement on Form F-10 (related to our 2021 and 2020 public offerings of Class A subordinate voting shares and 2020 offering of convertible senior notes).
Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees”.
Tax fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.
Other fees are any additional amounts for products and services provided by the principal accountants other than the services reported above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.
Audit Committee Pre-Approval Policies and Procedures
From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's independent registered public accounting firm. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's registered public accounting firm.
The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2021 and 2020 are compatible with maintaining the independence of the Company's registered public accounting firm. The Audit Committee determined that, in order to ensure the continued independence of the registered public accounting firm, only limited non-audit services will be provided to the Company by PricewaterhouseCoopers LLP.
Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.
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3. Approval of the Arrangement
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement, which will provide for, among other things, an amendment to our restated articles of incorporation to create a new class of share, designated as the Founder share, and the issuance of such Founder share to Mr. Lütke.
The full text of the Arrangement Resolution is attached as “Schedule A – Arrangement Resolution” to this Circular. The Arrangement Resolution authorizes the Board of Directors to decide not to proceed with the Arrangement without further Shareholder approval. Shareholders are urged to read this Circular, including the Schedules, in their entirety. Unless otherwise indicated, the disclosure in this Section 2(3) assumes that no changes to our capital structure or our issued and outstanding Shares are made other than pursuant to the Arrangement described below, and does not reflect changes as may be made pursuant to the Share Split as further described under “Section 2(4): Business of the Meeting – Approval of the Share Split” in this Circular.
Summary of the Arrangement
The following is a summary of certain information contained in this Circular, including its Schedules. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its Schedules.
If the Arrangement Resolution is approved, the Company intends to create the Founder share and issue it to Mr. Lütke, and to provide for the effectiveness of the related Founder Agreement and the conversion of the Class B multiple voting shares held by Klister Credit Corp. (“Klister”), a company that is owned and controlled by John Phillips, a director of the Company, and Catherine Phillips, by way of a court supervised and shareholder approved Arrangement pursuant to Section 192 of the CBCA (the “Plan of Arrangement”). The full text of the Plan of Arrangement is set forth in “Schedule C – Plan of Arrangement” of this Circular.
The Company's authorized share capital currently consists of an unlimited number of Class A subordinate voting shares, an unlimited number of Class B multiple voting shares, and an unlimited number of preferred shares, issuable in series. As part of the Arrangement, we are proposing to create a new class of share, designated as the Founder share, the authorized number of which will be one share, such that on completion of the Arrangement, our authorized share capital will consist of an unlimited number of Class A subordinate voting shares, an unlimited number of Class B multiple voting shares, one Founder share, and an unlimited number of preferred shares, issuable in series.
The terms of the Class A subordinate voting shares, the Class B multiple voting shares and the preferred shares will not change as a result of the Arrangement. The terms of the Class B multiple voting shares will continue to provide for an automatic conversion of all outstanding Class B multiple voting shares into an equal number of Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5.0% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares. The Class B multiple voting shares will also continue to automatically convert into an equal number of Class A subordinate voting shares upon a Transfer, other than a Transfer to a Permitted Holder (each such term as defined under the heading “ – Capital Structure following Completion of the Arrangement – Class A and Class B Shares” below). Holders of Class B multiple voting shares will continue to be entitled to convert, at their option and at any time, each Class B multiple voting share held by such holder into one Class A subordinate voting share. Under the terms of the Founder Agreement, which will become effective upon completion of the Arrangement, Mr. Lütke and his affiliate, 7910240 Canada Inc., will agree to convert or cause to be converted all outstanding Class B multiple voting shares held by them into an equal number of Class A subordinate voting shares following the occurrence of a Sunset Event and on or before the Sunset Date (as such terms are defined under the heading “ – Capital Structure following Completion of the Arrangement – Founder Share” below) and to certain new restrictions with respect to their ability to transfer Class B multiple voting shares that they currently hold. See “ – Founder Agreement” below.
If the Arrangement Resolution is approved on the basis described herein, the Founder share will be issued to Mr. Lütke upon the Arrangement becoming effective as set out in the Plan of Arrangement. As described in more detail below under the heading “ – Capital Structure following Completion of the Arrangement”, unlike the Class A subordinate voting shares, which entitle a holder to one vote per share, and the Class B multiple voting shares, which entitle a holder to ten votes per share, the Founder share will have a variable number of votes. The Founder share, subject to the limitations set forth below, and until the occurrence of the Sunset Date (as further described below, and as defined under the heading “– Capital Structure following Completion of the Arrangement – Founder Share” below), will provide Mr. Lütke with a variable number of votes that will represent, when combined with the votes attached to certain other voting shares of the Company beneficially owned or controlled by Mr. Lütke, his immediate
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family and affiliates, 40% of the aggregate voting power attached to all of the Company's outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company's outstanding voting shares. Specifically, subject to the limitations set forth below, and until the occurrence of the Sunset Date, the Founder share will, as of the applicable record date, represent the lesser of:
•
a number of votes, when combined with the votes attached to the Class B multiple voting shares and any Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement (and, in some circumstances, additional Class A subordinate voting shares acquired following a disposition of Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement), beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, equal to 40% of the aggregate voting power attached to all of the Company's outstanding voting shares at such time; or

•
a number of votes, when combined with the votes attached to the Class B multiple voting shares and all Class A subordinate voting shares beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, equal to 49.9% of the aggregate voting power attached to all of the Company's outstanding voting shares at such time;

provided, however, that the Founder share will always carry at least one vote. As a result, the Founder share will only carry one vote at any time when Mr. Lütke and his immediate family and affiliates beneficially own or control (i) an aggregate number of Class B multiple voting shares, as well as any Class A subordinate voting shares received on conversion of Class B multiple voting shares after the effective date of the Arrangement (and, in some circumstances, additional Class A subordinate voting shares acquired following a disposition of Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement), representing 40% or more of the aggregate voting power attached to all of the Company's outstanding voting shares at such time or (ii) an aggregate number of Class B multiple voting shares and Class A subordinate voting shares, representing 49.9% or more of the aggregate voting power attached to all of the Company's outstanding voting shares at such time.
As of the date hereof, Mr. Lütke beneficially owns or controls 7,891,852 Class B multiple voting shares and 5,250 Class A subordinate voting shares, representing approximately 33.8% of the aggregate voting power attached to all of the Company's outstanding voting shares as of March 31, 2022. If the conversion of the 3,750,000 Class B multiple voting shares held by Klister as of the date hereof (including any additional Class B multiple voting shares it may receive as a result of any subdivision of such Class B multiple voting shares prior to the effective time of the Arrangement) (collectively, the “Klister shares”), as described below under “ – Klister Conversion”, were to have occurred on March 31, 2022, Mr. Lütke's beneficial ownership or control over 7,891,852 Class B multiple voting shares and 5,250 Class A subordinate voting shares would represent 39.5% of the aggregate voting power attached to all of the Company's outstanding voting shares as of such date. If the completion of the Arrangement were to have occurred on March 31, 2022, then, as a result of the issuance of the Founder share and conversion of the Klister shares, Mr. Lütke's beneficial ownership or control over 7,891,852 Class B multiple voting shares and one Founder share would provide him with aggregate voting power representing 40% of the votes attached to all of the Company's outstanding voting shares.
The variable voting power of the Founder share will terminate following the occurrence of a Sunset Event on the Sunset Date. Specifically, the number of votes attached to the Founder share will automatically and permanently be reduced to one vote following a transition period, to be determined by the Board that is not less than nine months and not more than 18 months following the occurrence of a Sunset Event, after the earliest of: (a) the date that Mr. Lütke is both no longer (i) providing services to the Company as an executive officer or a consultant whose primary engagement is with the Company and (ii) serving as a member of the Board of Directors, (b) the date of Mr. Lütke's death or Disability (as defined under the heading “ – Capital Structure following Completion of the Arrangement – Founder Share” below), or (c) the date that Mr. Lütke and his immediate family and affiliates beneficially own an aggregate number of Class A subordinate voting shares and Class B multiple voting shares that is less than 2,367,556, representing 30% of the aggregate number of Class B multiple voting shares beneficially owned by Mr. Lütke and his affiliates as of the date hereof, as such number is adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event. See “ – Capital Structure following Completion of the Arrangement – Founder Share” below.
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The Founder share will be subject to redemption by the Company for nominal consideration (a) at the Company's option, at any time on or after the Sunset Date, or (b) at Mr. Lütke's option, at any time following its issuance, and will not be entitled to receive any dividends or property or assets of the Company on liquidation, dissolution or winding-up of the Company.
In addition to the terms of the Founder share, which will form part of our amended articles of incorporation, we will enter into the Founder Agreement with Mr. Lütke and 7910240 Canada Inc., his affiliate, as part of the Arrangement. Pursuant to the Founder Agreement, Mr. Lütke will agree not to Transfer (as defined under the heading “ – Capital Structure following Completion of the Arrangement – Founder Agreement” below), directly or indirectly, the Founder share. Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) will also agree not to Transfer any Class B multiple voting shares if such Transfer would result in Mr. Lütke not retaining voting control over such shares, in which case such transferred Class B multiple voting shares shall be caused to be converted into Class A subordinate voting shares. The Founder Agreement also provides that Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) will not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with certain transactions involving the elimination, consolidation or collapse of the Class B multiple voting shares or the Founder share. See “ – Founder Agreement” below.
Pursuant to the Founder Agreement, Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) will also agree following the occurrence of a Sunset Event to convert or cause to be converted all outstanding Class B multiple voting shares held by them into Class A subordinate voting shares on or before the Sunset Date. As a result, in addition to the automatic and permanent reduction of the Founder share to one vote on the Sunset Date, following a transition period after the occurrence of a Sunset Event, Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) will, pursuant to the Founder Agreement, be required to convert any Class B multiple voting shares held by them following a Sunset Event into Class A subordinate voting shares on or before the Sunset Date. Following the occurrence of a Sunset Event and the expiry of the transition period, Mr. Lütke will only hold Class A subordinate voting shares, with one vote per share, and the Founder share, with one vote and which will be subject to redemption by the Company for nominal consideration at the Company's option. Assuming the conversion of the Klister shares occurred on March 31, 2022 and based on the Company's outstanding share capital on such date, the conversion by Mr. Lütke and his affiliates of all Class B multiple voting shares held by them into Class A subordinate voting shares would result in the automatic conversion of all other outstanding Class B multiple voting shares at such time in accordance with the current terms of the Company's restated articles of incorporation. See “ – Founder Agreement” and “ – Capital Structure following Completion of the Arrangement – Founder Share” below.
As part of the Arrangement, the Class B multiple voting shares held by Klister will be converted into Class A subordinate voting shares in accordance with their terms. As of the date hereof, Klister owns or controls 3,750,000 Class B multiple voting shares and 16,998 Class A subordinate voting shares, representing approximately 16.1% of the aggregate voting power attached to all of the Company's outstanding voting shares as of March 31, 2022. If the conversion of the Klister shares were to have occurred on March 31, 2022, Klister would own or control 3,766,998 Class A subordinate voting shares, representing approximately 1.9% of the aggregate voting power attached to all of the Company's outstanding voting shares as of such date. The conversion of the Klister shares as part of the Arrangement will result in an increase of 3,750,000 issued and outstanding Class A subordinate voting shares and an increase to the aggregate voting power attached to the Class A subordinate voting shares, which, assuming it occurred March 31, 2022, would increase from approximately 48.9% of the aggregate voting power attached to all of the Company's outstanding voting shares to approximately 58.5% of the aggregate voting power attached to all of the Company's outstanding voting shares. See “ – Klister Conversion” below.
Illustrative Examples
As currently provided in the Company's restated articles of incorporation, when the number of outstanding Class B multiple voting shares represents less than 5.0% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares, all outstanding Class B multiple voting shares will automatically convert into an equal number of Class A subordinate voting shares in accordance with their terms. As of March 31, 2022, the Class B multiple voting shares represented approximately 9.5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares. For illustrative purposes, based on the Company's
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issued and outstanding share capital as of March 31, 2022, and without giving effect to the Arrangement, if all outstanding Class B multiple voting shares were converted into an equal number of Class A subordinate voting shares, leaving no Class B multiple voting shares outstanding, the Class A subordinate voting shares held by Mr. Lütke and his affiliates on an as-converted basis would represent 6.3% of the votes attached to all outstanding Class A subordinate voting shares.
Under the same scenario, but after giving effect to the Arrangement, including the issuance of the Founder share to Mr. Lütke, assuming the Arrangement was effective on March 31, 2022, if all outstanding Class B multiple voting shares were converted into an equal number of Class A subordinate voting shares, leaving no Class B multiple voting shares outstanding, the Class A subordinate voting shares held by Mr. Lütke and his affiliates, on an as-converted basis, would represent 4.0% of the votes attached to all of the Company's outstanding voting shares (including the Founder share), and the Founder share held by Mr. Lütke would represent 36.0% of the votes attached to all of the Company's outstanding voting shares, such that Mr. Lütke's aggregate voting power would be 40.0% of the votes attached to all outstanding voting shares.
The following table illustrates the variable voting power of the Founder share in different scenarios and Mr. Lütke's potential aggregate voting power in such scenarios as compared to his aggregate voting power under the current governance structure and as if the Arrangement did not occur (but assuming the conversion of the Klister shares). Each scenario assumes, for illustrative purposes: (i) the total issued and outstanding Class A subordinate voting shares and Class B multiple voting shares as of March 31, 2022 (as adjusted to reflect the conversion of the Klister shares as if it had occurred on March 31, 2022), (ii) the beneficial ownership of Class A subordinate voting shares and Class B multiple voting shares by Mr. Lütke and his affiliates as of the date hereof and (iii) as applicable, that the Arrangement has occurred as of March 31, 2022.
As a result of the above assumptions, and subject to the specific changes described in each scenario, the below illustrative examples are based on (i) 117,935,448 Class A subordinate voting shares and 8,201,154 Class B multiple voting shares issued and outstanding as of March 31, 2022 (after giving effect to the conversion of the Klister shares as if it had occurred on March 31, 2022), (ii) Mr. Lütke and his affiliates beneficially owning 7,891,852 Class B multiple voting shares and 5,250 Class A subordinate voting shares and (iii) as applicable, Mr. Lütke holding one Founder share.
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Each of the references in the below table to Mr. Lütke includes his affiliates.
				Mr. Lütke's voting power after giving effect to the Arrangement
Illustrative Baseline	Net change in shares beneficially owned or controlled by Mr. Lütke other than the Founder share	Net change in total issued and outstanding shares other than the Founder share	Mr. Lütke's voting power under current governance structure after conversion of Klister shares	Percentage of votes attached to Mr. Lütke's Class A subordinate voting shares	Percentage of votes attached to Mr. Lütke's Class B multiple voting shares	Percentage of votes attached to the Founder share	Aggregate percentage of votes attached to all shares beneficially owned or controlled by Mr. Lütke
No change to Mr. Lütke's shareholdings or the Company's issued and outstanding shares	—	—	39.5%	< 0.01%	39.1%	0.9%	40.0%

Illustrative Examples
1. Mr. Lütke purchases 1MM additional Class A subordinate voting shares in the open market	1MM Class A subordinate voting shares	—	40.0%	0.5%	39.1%	0.9%	40.5%

2. Mr. Lütke converts and subsequently sells 1MM Class B multiple voting shares	(1MM Class B multiple voting shares)	—	36.1%	< 0.01%	33.9%	6.1%	40.0%

3. New issuance of 40MM Class A subordinate voting shares by the Company, triggering the Dilution Sunset and collapse of the Class B multiple voting shares	7,891,852 Class A subordinate voting shares (7,891,852 Class B multiple voting shares)	40MM Class A subordinate voting shares	4.8%	3.0%	—	37.0%	40.0%

4. Buyback of 10MM Class A subordinate voting shares by the Company	—	(10MM Class A subordinate voting shares)	41.6%	< 0.01%	41.5%	(1 vote)*	41.6%

5. Mr. Lütke converts and subsequently sells 80% of his Class B multiple voting shares, triggering the collapse of the multi-voting share structure	1,578,370 Class A subordinate voting shares (7,891,852 Class B multiple voting shares)	—	1.3%	1.3%	—	—	1.3%

*	Founder share is worth only one vote if percentage of votes attached to Mr. Lütke's Class B multiple voting shares is over 40%.
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Background to the Arrangement
Shopify's focus since its inception has been to empower merchants. Since Shopify's initial public offering in 2015 (the “IPO”), Shopify has highlighted to investors its prioritization of long-term value over short-term revenue opportunities. While Shopify's business has matured and evolved over time, Shopify's focus on becoming a “100 year company” – by not only predicting future commerce trends and technology, but by pushing the industry forward – continues to inform Shopify's approach to the creation of Shareholder value.
The values that drive Shopify's mission and long-term focus are underpinned and supported by its governance structure – a dual class share structure in which the Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have ten votes per share. At the time of the IPO, Class B multiple voting shares were issued on a pro rata basis to all existing holders of Shopify's shares, which consisted of pre-IPO investors and employees. The structure was designed to enable Shopify to focus on its mission and long-term value creation.
The Class B multiple voting shares represented approximately 88.3% of Shopify's issued and outstanding shares immediately following the closing of the IPO. Over time, Shopify has continued to issue Class A subordinate voting shares to enable its growth and to reward and incentivize its talent pool. Meanwhile, many pre-IPO investors have converted their Class B multiple voting shares into Class A subordinate voting shares for liquidity purposes. As a result, the Class B multiple voting shares currently represent approximately 9.5% of Shopify's issued and outstanding Shares. Mr. Lütke, who held approximately 14.6% of the Class B multiple voting shares immediately following the IPO, is currently the largest holder of Class B multiple voting shares, holding, directly and indirectly, approximately 66.0% of the outstanding Class B multiple voting shares. The second largest holder of Class B multiple voting shares is Klister, a company owned by Mr. Phillips, a director of the Company, and Catherine Phillips, which held approximately 7.5% of the Class B multiple voting shares immediately following the IPO and currently holds approximately 31.4% of the outstanding Class B multiple voting shares.
Since the IPO, largely as a result of maintaining his equity ownership in the Class B multiple voting shares issued to him at IPO, Mr. Lütke's aggregate voting power has increased from approximately 14.5% to approximately 33.8%. Mr. Lütke's position as founder and CEO coupled with the voting power attached to his Class B multiple voting shares have enabled him to guide a maturing and evolving company at the center of the rapidly changing future of commerce. At the same time, Mr. Lütke's leadership and vision have enabled Shopify to prioritize long-term value creation by focusing on strategic opportunities that drive long-term growth and by driving an innovative culture that attracts and retains top talent committed to Shopify's mission.
Shopify's existing restated articles of incorporation provide that when the outstanding Class B multiple voting shares represent less than 5.0% of the aggregate outstanding Class A subordinate voting shares and Class B multiple voting shares, all Class B multiple voting shares will automatically convert into Class A subordinate voting shares (the “Dilution Sunset”), resulting in the collapse of the dual class share structure. The current governance structure also allows for intergenerational transfers of Class B multiple voting shares, meaning that a holder of Class B multiple voting shares can transfer the Class B multiple voting shares to a parent, spouse, child or other descendant without retaining voting control over the shares. In addition, Mr. Lütke is not required to continue providing services to Shopify in any capacity in order to retain his Class B multiple voting shares. In the intervening years since the IPO, the Board of Directors has had several discussions regarding the potential for, and implications of, triggering the Dilution Sunset in the context of evaluating various corporate actions.
Formation of the Special Committee
As part of its long-term strategic planning, the Board of Directors has periodically assessed, considered and evaluated Shopify's share capital and governance structure to determine whether there are any potential changes that Shopify should pursue (the “Potential Governance Actions”). Following a regularly scheduled Board of Directors meeting held on February 16, 2021, the Board of Directors identified a need to consider the appropriateness of Shopify's share capital and governance structure, and specifically the potential impacts of triggering the Dilution Sunset on Shopify's growth strategy. Following consultation with representatives of Shopify's external legal counsel at Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Stikeman Elliott LLP (“Stikeman”), representatives of Shopify's legal department discussed with Robert Ashe, the Lead Independent Director, the potential creation of a special committee of independent directors to consider changes to the share capital and governance structure.
On March 5, 2021, the members of the Board of Directors, other than Mr. Lütke and Mr. Phillips, held a meeting to discuss Shopify's share capital and governance structure. At the invitation of the Board of Directors, representatives of Shopify's legal department, Skadden and Stikeman attended. At the meeting, representatives of Skadden and
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Stikeman reviewed with the Board of Directors certain key considerations relating to Potential Governance Actions, the Board of Directors' fiduciary duties and potential next steps. The Board of Directors noted that any Potential Governance Action would be based on its assessment and evaluation of what would be in the best interests of Shopify and best serve Shopify's strategic and long-term planning.
Following discussion, the Board of Directors, other than Mr. Lütke and Mr. Phillips, determined that a special committee of independent members of the Board of Directors should be constituted to evaluate any Potential Governance Action. The Board of Directors authorized the creation of the Special Committee and appointed Robert Ashe, Gail Goodman, Colleen Johnston and Jeremy Levine to the Special Committee. Mr. Ashe was appointed Chair of the Special Committee. The Special Committee assessed the interests, relationships and other factors that might be viewed as relevant to the independence of the members of the Special Committee in accordance with applicable Canadian securities laws and determined that each member of the Special Committee was independent. The Board of Directors determined it would not be appropriate for Mr. Phillips (an indirect holder of Class B multiple voting shares through his ownership interest in Klister) to serve on the Special Committee because no specific Potential Governance Action had been identified and therefore the impact on holders of Class B multiple voting shares remained uncertain at the time.
The mandate of the Special Committee empowered it to, among other things, (i) assess, consider and evaluate, with the assistance of Shopify's management team, Shopify's advisors and the Special Committee's advisors, the advisability of a Potential Governance Action and any alternatives (including maintaining Shopify's share capital and governance structure as it then existed), (ii) retain professional advisors, (iii) propose, negotiate or supervise the negotiations of the terms and conditions of a Potential Governance Action or related matters or alternatives, (iv) oversee the preparation of any related legal agreements or other documentation and the implementation of a Potential Governance Action, (v) assess the fairness of a Potential Governance Action to Shopify's shareholders, and determine whether any Potential Governance Action was in the best interests of Shopify, its shareholders and any other relevant stakeholders, (vi) report and make any recommendations to the Board of Directors with respect to a Potential Governance Action or alternatives and (vii) oversee, together with Shopify's management team, the required public disclosures and communications to relevant stakeholders of Shopify.
On March 11, 2021, the Special Committee retained McCarthy Tétrault LLP (“McCarthy”) to act as its independent legal counsel.
Special Committee Process
In the course of its review and evaluation of a Potential Governance Action, between March 16, 2021 and April 8, 2022, the Special Committee held 16 formal meetings at which its independent legal counsel, McCarthy, was also in attendance. Representatives of the Special Committee's independent financial advisor, Blair Franklin Capital Partners Inc. (“Blair Franklin”), attended each formal meeting of the Special Committee held following Blair Franklin's engagement. In addition, the Special Committee conducted informal consultations with representatives of McCarthy and Blair Franklin, as well as with representatives of Shopify's management team and the Company's external advisors. At any formal meetings of the Special Committee at which any of Mr. Lütke, his advisors, other members of the Board of Directors, Shopify's management team or the Company's external advisors were invited to attend, the Special Committee held in-camera sessions without such persons present.
On March 16, 2021, the Special Committee held its first meeting, which representatives of McCarthy attended. At the meeting, the Special Committee and representatives of McCarthy re-examined the interests, relationships and any other factors that might be viewed as relevant to the independence of the members of the Special Committee in accordance with applicable Canadian securities laws. Representatives of McCarthy advised the Special Committee that Mr. Ashe held options exercisable for 57,500 Class B multiple voting shares and, as a result, Mr. Ashe could potentially be considered not to be independent for purposes of a Potential Governance Action. Mr. Ashe agreed to sign (and on March 23, 2021 signed) an irrevocable acknowledgement addressed to Shopify that requires Mr. Ashe to convert into Class A subordinate voting shares any Class B multiple voting shares issuable to Mr. Ashe upon the exercise of his options. Each member of the Special Committee then concluded that each such member of the Special Committee was capable of acting independently of Mr. Lütke with respect to any Potential Governance Action. The Special Committee then reviewed and discussed its mandate and was briefed by representatives of McCarthy with regard to the duties and responsibilities of the Special Committee when reviewing and evaluating a proposal relating to a Potential Governance Action (a “Proposal”). The Special Committee also discussed the process of selecting an independent financial advisor, the scope of the financial advisor's engagement and the expertise required of the financial advisor to assist the Special Committee in fulfilling its mandate.
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On March 23, 2021, the Special Committee conducted meetings with representatives of three prospective financial advisory firms, which representatives of McCarthy attended. Following discussion regarding the qualifications, independence and proposed fee structure of each financial advisory firm, the Special Committee unanimously resolved to select and appoint Blair Franklin as the Special Committee's independent financial advisor. Blair Franklin was formally engaged on a fixed-fee basis pursuant to an engagement letter dated March 23, 2021 which was confirmed and agreed to by Mr. Ashe, on behalf of the Special Committee, on April 5, 2021.
The scope of Blair Franklin's engagement included, among other things, reviewing with the Special Committee a broad range of considerations related to the rationale for a Potential Governance Action (including precedent transactions and multiple class share structures of other companies, relevant financial and market information, and information related to the business, operations, financial performance and share ownership of the Company) and also developing alternative transactions or structures that may be available to Shopify, including maintaining Shopify's existing share capital and governance structure. Blair Franklin's mandate also included assisting the Special Committee in reviewing and settling documentation in relation to a Potential Governance Action and providing such ancillary financial advisory and investment banking services as the Special Committee and Blair Franklin agreed were appropriate in the circumstances.
The scope of Blair Franklin's mandate did not include the delivery of a fairness opinion. The Special Committee determined, in consultation with representatives of McCarthy, that any Potential Governance Action would be unlikely to include financial or monetary elements and therefore a fairness opinion would be of limited utility to the Special Committee's assessment of whether a Potential Governance Action was in the best interests of Shopify and fair to minority shareholders. The Special Committee further determined, in consultation with representatives of McCarthy, that it could explore and consider Potential Governance Actions that, in the exercise of its business judgment, would be in the best interests of Shopify and fair to minority shareholders in the absence of a fairness opinion.
On March 25, 2021, the Special Committee held a meeting, which representatives of Blair Franklin and McCarthy attended. Representatives of Blair Franklin led a discussion regarding precedent transactions and representatives of McCarthy led a discussion regarding the process for developing and receiving a Proposal. Based on the discussions at the meeting, the Special Committee concluded that it would welcome a Proposal from Mr. Lütke. The Special Committee also discussed Klister's Class B multiple voting share ownership.
In late March 2021, representatives of McCarthy informed representatives of Stikeman of the Special Committee's view that it would be appropriate for a Proposal to be provided by Mr. Lütke. Representatives of McCarthy and Stikeman discussed the process of the development and delivery by Mr. Lütke of a Proposal and this information was relayed by representatives of Stikeman to representatives of Shopify's management team, who informed Mr. Lütke of the Special Committee's view. At the same time, Mr. Ashe engaged in preliminary discussions with Mr. Phillips regarding the possibility of Klister voluntarily converting its Class B multiple voting shares into Class A subordinate voting shares in connection with a Proposal on the basis that this may simplify Shopify's capital structure, clarify the extent of Mr. Lütke's voting power and eliminate potential uncertainty for Shopify and Shareholders regarding future estate planning or other events that may affect the voting control of the Class B multiple voting shares then held by Klister.
On March 30, 2021, the Special Committee held a meeting, which representatives of Blair Franklin and McCarthy attended. At the meeting, representatives of Blair Franklin presented a draft illustrative timeline associated with a Proposal as well as a summary of various governance structures of multiple class share companies in Canada and the United States with a view to informing the members of the Special Committee of the wide range of Potential Governance Actions. The Special Committee also discussed the fact that since Shopify's dual class share structure was implemented in connection with the IPO, its long-term market opportunity had grown considerably and that the triggering of the Dilution Sunset could potentially pose an obstacle to Shopify advancing its mission. The Special Committee concluded that it would be in the best interests of Shopify and its shareholders to review a Proposal that strengthened the foundation for Mr. Lütke to continue to be in a position to execute on Shopify's long-term vision and support continued long-term growth.
In mid-April 2021, Shopify announced that its Chief Talent Officer, Chief Legal Officer and Chief Technology Officer would each transition out of their respective roles. Concurrently, Mr. Lütke and Shopify's management team were engaged in preparing for upcoming product announcements while evaluating the ongoing impacts of the COVID-19 pandemic on Shopify's business and operations. In light of these significant events and the time and focus required to lead the Company through them, Mr. Lütke advised Mr. Ashe that he had no intention of delivering a Proposal at that time.
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On November 10, 2021, Mr. Lütke advised the Board of Directors and representatives of Shopify's management team that he was considering delivering a Proposal. Mr. Lütke also advised the Board of Directors and Shopify's management team that he anticipated retaining Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”) as his legal counsel to advise him on the contents of a Proposal. Mr. Lütke subsequently retained Wilson Sonsini and Osler, Hoskin & Harcourt LLP (“Osler”) as his legal counsel. The Board of Directors authorized Shopify's management team to engage with outside legal and financial advisors to assist in a review of Shopify's current share capital and governance structure.
In November and December 2021, representatives of Shopify's finance and legal departments reviewed with representatives of Skadden and Stikeman various legal considerations regarding potential changes to Shopify's current share capital and governance structure. Morgan Stanley & Co LLC (“Morgan Stanley”) was also retained by the Company as its financial advisor to help advise on any Potential Governance Action, including analyzing, structuring, planning and executing any Potential Governance Action. During this time, representatives of Skadden and Stikeman had preliminary discussions with representatives of Wilson Sonsini to provide background regarding Shopify's existing share capital and governance structure. During the same period, the Special Committee re-engaged with representatives of McCarthy and Blair Franklin, and representatives of McCarthy and Stikeman engaged in several discussions relating to corporate and securities law and stock exchange considerations in the event Mr. Lütke delivered a Proposal.
On December 3, 2021, representatives of Wilson Sonsini spoke with Mr. Phillips regarding his perspectives on Shopify's share capital structure and his share ownership.
On December 6, 2021, representatives of Blair Franklin discussed with Mr. Ashe and representatives of McCarthy Mr. Lütke's recent indication that he was considering delivering a Proposal, including details of certain precedent transactions.
On December 30, 2021, Mr. Lütke delivered a formal, non-binding Proposal to the Special Committee (the “Initial Founder Proposal”). Mr. Lütke indicated that the Initial Founder Proposal was designed to calibrate Shopify's governance and capital structure to enable Shopify's continued success and to afford continued flexibility, innovation and long-term value creation, including by addressing the Dilution Sunset (and the potential impact it may have on Shopify's ability to pursue certain strategic transactions). The Initial Founder Proposal included various potential approaches for a Potential Governance Action, including: (i) replacing the Dilution Sunset with a service-based sunset provision that would result in the conversion of all Class B multiple voting shares into Class A subordinate voting shares (a) when Mr. Lütke has determined that he will no longer serve as a member of the Board of Directors or as an officer, employee or consultant of Shopify or (b) upon Mr. Lütke's death or permanent disability, in each case, subject to an appropriate transition period prior to the conversion of the Class B multiple voting shares into Class A subordinate voting shares, (ii) setting and preserving the then current aggregate voting power of the Class B multiple voting shares at a fixed percentage, not to exceed 49.999% of the aggregate voting power attached to all of Shopify's issued and outstanding shares (based on an estimate at the time of the Initial Founder Proposal that the total aggregate voting power of the Class B multiple voting shares was 51.4% of the aggregate voting power attached to all of Shopify's issued and outstanding shares), (iii) considering, as an alternative to clause (ii), the creation of a new class of voting shares to provide the holders of Class B multiple voting shares with a fixed percentage of the Company's aggregate voting power, which new class of voting shares would be subject to the service-based sunset provisions described in clause (i), (iv) the elimination of the ability of Messrs. Lütke and Phillips (or any of their respective affiliates) to make intergenerational transfers of Class B multiple voting shares without retaining exclusive or shared voting control with respect to such Class B multiple voting shares and (v) considering the adoption of a class of non-voting shares that could be used for acquisitions and equity grants to provide Shopify optimal flexibility going forward. The Initial Founder Proposal also suggested that the Special Committee should consider proceeding with a share split to appropriately adjust Shopify's share price to a target range between $10 and $100. The Initial Founder Proposal indicated that it was subject to the Special Committee making a recommendation in favour of any ultimate structure and the Company receiving all required Shareholder approvals and further indicated that Mr. Lütke would bear his own advisor fees incurred in connection with the negotiation and implementation of the Initial Founder Proposal.
On January 3, 2022, Shopify's General Counsel and representatives of Stikeman, Skadden, Wilson Sonsini, Osler and McCarthy held a meeting where representatives of Wilson Sonsini and Osler responded to questions seeking to clarify aspects of the Initial Founder Proposal.
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On January 4, 2022, representatives of Stikeman and McCarthy undertook a detailed review of the corporate and securities law and stock exchange approval requirements applicable to the Initial Founder Proposal.
On January 5, 2022, representatives of Blair Franklin discussed with representatives of Morgan Stanley the Initial Founder Proposal as compared to precedent transactions. Later that day, the Special Committee held a meeting to discuss the Initial Founder Proposal, which representatives of McCarthy and Blair Franklin attended. At the request of the Special Committee, representatives of Shopify's management team, Stikeman, Skadden and Morgan Stanley attended a portion of the meeting. Representatives of Morgan Stanley provided a summary of the Initial Founder Proposal and precedent transactions in Canada and the United States. Representatives of Stikeman led a discussion regarding the corporate and securities law and stock exchange requirements to implement the terms of the Initial Founder Proposal, including requisite Shareholder approval thresholds. Representatives of Shopify's management team, Stikeman, Skadden and Morgan Stanley left the meeting following these presentations. Following a discussion with representatives of McCarthy regarding director independence, each of the members of the Special Committee re-confirmed that each such member of the Special Committee remained independent. Representatives of Blair Franklin and McCarthy then proceeded to discuss the Initial Founder Proposal with the Special Committee in detail. The Special Committee considered several factors, including (i) Shopify's current share capital and governance structure, (ii) the potential impact of the Initial Founder Proposal on Shopify and its stakeholders, including minority shareholders, (iii) Mr. Lütke's ability to implement his vision for long-term Shareholder value creation, (iv) the potential views of minority shareholders, (v) precedent transactions, (vi) the role of Mr. Phillips and Klister and (vii) the costs and benefits associated with multiple class share structures generally. At this meeting, the members of the Special Committee noted their agreement with the assertions in the Initial Founder Proposal that the dual class share structure had allowed Shopify to remain mission-driven, merchant obsessed and focused on long-term value creation, and has sustained a culture that allows the Company to attract and retain top talent committed to Shopify's mission. The members of the Special Committee also noted their agreement that it was not the time to inhibit the flexibility, innovation and long-term value creation that has propelled Shopify's growth since the IPO under the existing governance structure. The Special Committee determined that it would be in the best interests of Shopify and fair to minority shareholders to strengthen the foundation for Mr. Lütke's ongoing engagement so that he continues to guide and serve Shopify in a committed, concerted and high-impact manner. The Special Committee noted the importance of keeping Shopify's governance structure aligned with the best interests of Shopify and fair to minority shareholders.
On January 10, 2022, representatives of Shopify's management team, Stikeman, Skadden, Morgan Stanley, Blair Franklin and McCarthy held a meeting to discuss certain questions raised by the Special Committee at its most recent meeting, including with respect to Shareholder approval thresholds, voting power analyses, Shareholder base considerations and precedent transactions involving the issuance of non-voting shares.
On January 12, 2022, the Special Committee held a meeting to further review and evaluate the Initial Founder Proposal, which was attended by representatives of McCarthy and Blair Franklin. Representatives of Blair Franklin reviewed the key features of the Initial Founder Proposal and highlighted a range of potential responses to the Initial Founder Proposal that could be proposed by the Special Committee to Mr. Lütke, including with respect to preserving, increasing or capping voting power, among other things. The Special Committee was briefed by representatives of McCarthy with regard to the duties and responsibilities of the Special Committee when reviewing and evaluating any Proposal. The Special Committee also reviewed and approved a letter responding to the Initial Founder Proposal on an interim basis. The Special Committee decided not to address the share split proposed by Mr. Lütke in the Initial Founder Proposal on the basis that the entire Board of Directors could consider that matter separately from any Potential Governance Action.
On January 13, 2022, Mr. Ashe spoke with Mr. Lütke to advise him that the Special Committee was actively reviewing and evaluating the Initial Founder Proposal and that an interim response letter would follow.
On January 14, 2022, Mr. Ashe delivered the interim response letter to Mr. Lütke advising him of the Special Committee's preliminary views with respect to the Initial Founder Proposal, including some of those discussed by the Special Committee at its January 5, 2022 and January 12, 2022 meetings. The letter acknowledged the importance of keeping Shopify's governance structure aligned with the long-term best interests of Shopify and its stakeholders and advised that it was through that lens that the Special Committee would carefully consider and evaluate the Initial Founder Proposal.
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On January 18, 2022, the Special Committee held a meeting to continue its review and evaluation of the Initial Founder Proposal, which was attended by representatives of McCarthy and Blair Franklin. Representatives of Blair Franklin highlighted a wide range of options and potential responses to the Initial Founder Proposal, including (i) preserving, increasing and/or capping voting power on a class by class basis or in relation to Mr. Lütke and his affiliates, (ii) imposing selling restrictions on Mr. Lütke and his affiliates, (iii) prohibiting holders of Class B multiple voting shares from obtaining a premium in the context of a collapse of the dual class share structure, (iv) potential restrictions on dividend entitlements for holders of Class B multiple voting shares, (v) potential cash payments to Shopify by Mr. Lütke as part of a proposal, (vi) service-, ownership-, dilution- and time-based sunset provisions and ratification options, (vii) transition periods following the trigger of a sunset provision, (viii) potential governance enhancements, including requiring public disclosure of Shareholder votes cast by holders of Class A subordinate voting shares and amending Shopify's majority voting policy to require directors to consider votes cast by holders of Class A subordinate voting shares when determining director nominees, (ix) executive employment arrangements and (x) permitted transfers of Class B multiple voting shares that would not result in the automatic conversion of the Class B multiple voting shares into Class A subordinate voting shares. The Special Committee considered the range of alternative responses to the material terms of the Initial Founder Proposal, the impact of those terms on Shopify and its stakeholders, including minority shareholders, and the execution risk associated with the implementation of certain alternatives. The Special Committee also discussed the potential impact of Klister converting its Class B multiple voting shares into Class A subordinate voting shares in connection with the implementation of any Proposal. The Special Committee directed Mr. Ashe to invite Mr. Phillips to the next meeting of the Special Committee to discuss his perspective on the Initial Founder Proposal and his intentions with respect to Klister's Class B multiple voting shares.
Following the meeting of the Special Committee on January 18, 2022, Mr. Ashe spoke with Mr. Phillips to invite him to meet with the Special Committee. Mr. Phillips advised Mr. Ashe that he would speak to the Special Committee and indicated that he would be willing to cause Klister to voluntarily convert its Class B multiple voting shares into Class A subordinate voting shares to facilitate a transaction that achieved the Special Committee's objectives and that was in the best interests of Shopify and fair to minority shareholders.
On January 24, 2022, Mr. Phillips sent an email to Mr. Ashe outlining his intentions with respect to the Class B multiple voting shares held by Klister, confirming that he and Klister had no agreement, commitment or understanding with Mr. Lütke or his affiliates with respect to the voting of Klister's Class B multiple voting shares, expressing his confidence in Mr. Lütke's leadership and reiterating his willingness to cause Klister to convert its Class B multiple voting shares into Class A subordinate voting shares, provided he was comfortable with the terms of a Proposal and the Proposal was in the best interests of Shopify and fair to minority shareholders.
On January 26, 2022, the Special Committee held a meeting to continue its review of the Initial Founder Proposal, which representatives of Blair Franklin and McCarthy attended. At the request of the Special Committee, Mr. Phillips attended a portion of the meeting. Mr. Phillips provided the Special Committee with an overview of his current intentions with respect to the Class B multiple voting shares held by Klister, including the intention to remain a long-term Shareholder. Mr. Phillips confirmed to the Special Committee that he would be willing to cause Klister to convert its Class B multiple voting shares into Class A subordinate voting shares, subject to reviewing the terms of a Proposal and determining that it would be in the best interests of Shopify and fair to minority shareholders. Mr. Phillips also confirmed to the Special Committee that there was no agreement, commitment or understanding between himself or Klister, on the one hand, and Mr. Lütke or his affiliates, on the other hand, regarding the voting of Class B multiple voting shares held by Klister.
After Mr. Phillips left the January 26, 2022 meeting of the Special Committee, representatives of Blair Franklin and McCarthy provided the Special Committee with an overview of potential responses to the Initial Founder Proposal reflecting the prior discussions and deliberations of the Special Committee. The Special Committee considered the impact of a range of alternative responses to the material terms of the Initial Founder Proposal on Shopify and its stakeholders, including its minority shareholders, including (i) setting and preserving the voting power of Mr. Lütke and his affiliates at a specified percentage, (ii) imposing selling restrictions on Mr. Lütke and his affiliates, (iii) prohibiting holders of Class B multiple voting shares from obtaining a premium in the context of the collapse of the dual class share structure, (iv) sunset provision options, (v) potential governance enhancements, including requiring public disclosure of Shareholder votes cast by holders of Class A subordinate voting shares and amending Shopify's majority voting policy to require directors to consider votes cast by holders of Class A subordinate voting shares when determining director nominees, (vi) executive employment arrangements and (vii) permitted transfers of
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Class B multiple voting shares that would not result in automatic conversion of such Class B multiple voting shares into Class A subordinate voting shares. The Special Committee directed representatives of McCarthy and Blair Franklin to prepare a draft response to the Initial Founder Proposal reflecting the Special Committee's deliberations for their further review and consideration. The Special Committee also directed Mr. Ashe to ask Mr. Lütke for additional context with respect to certain aspects of the Initial Founder Proposal and to highlight some of the material terms under consideration by the Special Committee in formulating a response. The Special Committee also authorized Mr. Ashe to share a draft response with Mr. Phillips to ensure he would be supportive.
On January 27, 2022, representatives of McCarthy provided the Special Committee with a draft response to the Initial Founder Proposal. The draft response was subsequently revised by representatives of McCarthy and Blair Franklin over the next several days to reflect comments received from the Special Committee. Mr. Ashe shared a draft response with Mr. Phillips and Mr. Phillips confirmed he was supportive of its terms.
On January 28, 2022, Mr. Ashe and Mr. Lütke discussed certain aspects of the Initial Founder Proposal and the material terms under consideration by the Special Committee in preparing a response. Mr. Ashe outlined, at a high level, alternatives to certain terms of the Initial Founder Proposal that the Special Committee was considering, including (i) setting and preserving the voting power of Mr. Lütke and his affiliates at a specified percentage, (ii) imposing selling restrictions on Mr. Lütke and his affiliates, (iii) prohibiting holders of Class B multiple voting shares from obtaining a premium in the context of a collapse of the dual class share structure and (iv) sunset provision options. Mr. Ashe also informed Mr. Lütke of the discussions between the Special Committee and Mr. Phillips.
In the morning of January 31, 2022, the Special Committee held a meeting, which representatives of McCarthy and Blair Franklin attended. At the meeting, Mr. Ashe updated the Special Committee regarding his discussions with Mr. Lütke. The Special Committee directed representatives of McCarthy to arrange a call with Wilson Sonsini and Osler to discuss the process for responding to the Initial Founder Proposal. That afternoon, representatives of McCarthy held a meeting with representatives of Wilson Sonsini and Osler to discuss the Initial Founder Proposal. That evening, the Special Committee held another meeting at which it directed representatives of Blair Franklin and McCarthy to finalize the Special Committee's response to the Initial Founder Proposal and authorized Mr. Ashe to deliver the response to the Initial Founder Proposal to Mr. Lütke.
In the evening of January 31, 2022, representatives of Blair Franklin and McCarthy finalized the draft response to the Initial Founder Proposal and Mr. Ashe sent to Mr. Lütke the response to the Initial Founder Proposal (the “Initial Special Committee Response”). The key terms of the Initial Special Committee Response included: (i) setting and preserving the aggregate voting power attached to Mr. Lütke's and his affiliates' Class B multiple voting shares at 34% of the aggregate voting power attached to all of Shopify's issued and outstanding shares, (ii) capping the aggregate voting power of all Class B multiple voting shares and Class A subordinate voting shares held by Mr. Lütke, his family and his affiliates at 49.9% of the aggregate voting power attached to all of Shopify's issued and outstanding shares, (iii) a liquidity-based sunset provision that would be triggered when Mr. Lütke and his affiliates sold (a) more than a pre-fixed annual limit (to be determined) of Class B multiple voting shares or (b) more than 50% of the aggregate Class B multiple voting shares held by Mr. Lütke and his affiliates, (iv) elimination of the Dilution Sunset, (v) preventing the ability of holders of Class B multiple voting shares to profit from a collapse of the dual class share structure and requiring that the Class A subordinate voting shares are treated in a manner that is at least as favourable as the treatment of the Class B multiple voting shares in any change of control or negotiated tender offer transaction, (vi) broadening the service-based sunset provision so that it would be triggered when (a) Mr. Lütke no longer serves as either CEO or Chair of the Board of Directors for any reason (including by removal at the discretion of the Board of Directors) or (b) Mr. Lütke is CEO or Chair of the Board of Directors but his work at Shopify ceases to be his primary engagement, (vii) providing for a transition period following the trigger of a sunset provision no later than the day prior to the record date for the next meeting of Shareholders, (viii) introducing governance enhancements requiring public disclosure of Shareholder votes cast by holders of Class A subordinate voting shares and amending Shopify's majority voting policy to require directors to consider (but not be bound by) votes cast by holders of Class A subordinate voting shares when determining director nominees, (ix) proposing that Mr. Lütke enter into certain executive employment arrangements with Shopify and (x) eliminating Mr. Lütke's and his affiliates' ability to make intergenerational transfers of Class B multiple voting shares by requiring Mr. Lütke to maintain control or direction over such Class B multiple voting shares. The Initial Special Committee Response also indicated that the Special Committee wanted to discuss with Mr. Lütke whether a time-based sunset provision would be appropriate.
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On February 1, 2022, representatives of McCarthy held a meeting with representatives of Shopify's management team and Stikeman to review the Initial Special Committee Response in detail and to discuss potential mechanisms for implementation.
On February 7, 2022, Mr. Lütke delivered to the Special Committee a response to the Initial Special Committee Response (the “Second Founder Proposal”). The key terms of the Second Founder Proposal included: (i) setting the aggregate voting power attached to Mr. Lütke's and his affiliates' Class B multiple voting shares at 45% of the aggregate voting power attached to all of Shopify's issued and outstanding shares, (ii) capping the aggregate voting power of all Class B multiple voting shares and Class A subordinate voting shares held by Mr. Lütke, his family and his affiliates at 49.9% of the aggregate voting power attached to all of Shopify's issued and outstanding shares, (iii) a liquidity-based sunset provision that would be triggered when Mr. Lütke and his affiliates sold more than 80% of the aggregate Class B multiple voting shares held by Mr. Lütke and his affiliates, (iv) relying on the Coattail Agreement (as defined under the heading “ – Capital Structure following Completion of the Arrangement – Class A and Class B Shares – Take-over Bid Protection” below) and the restated articles of incorporation with respect to Mr. Lütke's and his affiliates' ability to profit from a collapse of the dual class share structure and the treatment of the Class A subordinate voting shares in a change of control, (v) narrowing the service-based sunset provision so that it would be triggered (a) when Mr. Lütke no longer serves as an officer, employee or consultant of Shopify as a result of termination for cause and no longer serves as a member of the Board of Directors as a result of his voluntary resignation or agreement not to be re-nominated or (b) upon Mr. Lütke's death or permanent disability and (vi) providing for a transition period following the trigger of a sunset provision of no less than nine months and not more than 18 months following such trigger of a sunset provision, as determined by the Board of Directors. The Second Founder Proposal requested that the Special Committee clarify certain aspects of the Initial Special Committee Response. The Second Founder Proposal also indicated that Mr. Lütke remained open to considering the creation of a new class of voting share as previously indicated in the Initial Founder Proposal in which case the Dilution Sunset could potentially be retained with respect to the Class B multiple voting shares. The Second Founder Proposal rejected (i) any annual limit on Mr. Lütke's and his affiliates' ability to sell Class B multiple voting shares on the basis that it was overly restrictive and burdensome, (ii) the inclusion of a time-based sunset provision on the basis that it was arbitrary and not in the best interests of Shopify or its shareholders, (iii) the governance enhancements on the basis that Shopify was governed by market practice standards and a TSX compliant majority voting policy and (iv) the executive employment arrangements contemplated by the Initial Special Committee Response on the basis that they were inconsistent with the rationale for a Proposal and current and historic compensation.
Later in the day on February 7, 2022, the Special Committee held a meeting, which representatives of McCarthy and Blair Franklin attended. At the meeting, the Special Committee discussed and reviewed the Second Founder Proposal, focusing on (i) the proposed elimination of Mr. Lütke's and his affiliates' ability to make intergenerational transfers of Class B multiple voting shares without Mr. Lütke retaining voting control with respect to such Class B multiple voting shares, (ii) Mr. Lütke's and his affiliates' voting power, (iii) the selling restrictions that would be imposed on Mr. Lütke and his affiliates, (iv) ensuring that, notwithstanding the existing Coattail Agreement and restated articles of incorporation, Mr. Lütke and his affiliates would not profit from a collapse of the dual class share structure, (v) the revisions to the service-based sunset provision; (vi) the rejection of a time-based sunset provision and (vii) the rejection of certain governance enhancements contemplated by the Initial Special Committee Response. The Special Committee then directed representatives of McCarthy and Blair Franklin to clarify the terms of the Second Founder Proposal with Wilson Sonsini and Osler and, separately, to discuss implementation considerations with representatives of Shopify's management team, Skadden, Stikeman and Morgan Stanley.
On February 8, 2022, representatives of Wilson Sonsini, Osler, McCarthy and Blair Franklin met to review and clarify the terms of the Second Founder Proposal. Later that day, representatives of McCarthy also met with representatives of Shopify's management team, Stikeman and Skadden to review the terms of the Second Founder Proposal. Mr. Ashe also spoke briefly with Mr. Lütke about the Second Founder Proposal and Mr. Lütke expressed his desire to speak with the Special Committee.
On February 9, 2022, representatives of Shopify's management team, Stikeman, Skadden, Morgan Stanley, Blair Franklin and McCarthy met to review a presentation by Morgan Stanley on recent governance structures implemented by technology companies in initial public offerings conducted in the United States. Representatives of Shopify's management team, Stikeman, Skadden, Wilson Sonsini, Osler and McCarthy met later that day to discuss certain legal matters relating to implementation of a Proposal.
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Also on February 9, 2022, the Special Committee held a meeting to continue its review of the Second Founder Proposal, which representatives of Blair Franklin and McCarthy attended. The Special Committee discussed the potential benefits to Shopify's governance structure associated with eliminating Mr. Lütke's and Klister's (and their respective affiliates) ability to make intergenerational transfers of Class B multiple voting shares without retaining voting control with respect to such Class B multiple voting shares. The Special Committee agreed that any Potential Governance Action should be guided by two key principles: (i) that Mr. Lütke, as the founder and current driving force of Shopify, is the individual “guiding the ship” and making decisions to steer Shopify for the long-term and (ii) that Mr. Lütke continue to have a meaningful economic interest in Shopify so that his interests remain aligned with those of other Shareholders. The Special Committee concluded that eliminating the ability of Mr. Lütke and his affiliates to make intergenerational transfers of Class B multiple voting shares without Mr. Lütke retaining voting control with respect to such Class B multiple voting shares was consistent with, and in furtherance of, those two key principles. It was further noted that not limiting such transfers involved certain risks, including in the event such intergenerational transfer rights were exercised in a manner which resulted in the transfer of Mr. Lütke's or his affiliates' voting power to one or more individuals who did not possess the same skills and vision as Mr. Lütke to create long-term value for Shareholders.
On February 10, 2022, Mr. Ashe spoke with Mr. Phillips about the Second Founder Proposal. Mr. Phillips provided Mr. Ashe with feedback related to the Second Founder Proposal, including with respect to the scope of the service-based sunset provision. Mr. Phillips also advised Mr. Ashe that he was supportive of the Special Committee's two key principles discussed at the February 9, 2022 meeting of the Special Committee.
On February 13, 2022, the Special Committee held a meeting, which representatives of McCarthy and Blair Franklin attended. At the invitation of the Special Committee, Mr. Lütke and representatives of Wilson Sonsini and Osler also attended portions of the meeting. Mr. Lütke outlined for the Special Committee his rationale for the key elements of the Second Founder Proposal in light of his vision for Shopify as a “100-year company”. Mr. Lütke also explained his perspective with respect to the importance of addressing the Dilution Sunset, including the potential impact it may have on Shopify's ability to pursue a wide range of strategic alternatives aimed at long-term value creation, including potential acquisitions. Mr. Lütke expressed his view that the terms of the Second Founder Proposal were in the best interests of Shopify and fair to minority shareholders. After Mr. Lütke and representatives of Wilson Sonsini and Osler left the meeting, representatives of Shopify's management team and Morgan Stanley joined the meeting at the invitation of the Special Committee. Representatives of Morgan Stanley summarized the range of sunset provisions included in recent initial public offerings conducted by technology companies in the United States. After representatives of Shopify's management team and Morgan Stanley left the meeting, the Special Committee continued its review of the Second Founder Proposal. In particular, the Special Committee discussed (i) the applicability of initial public offering precedents to Shopify's share capital and governance structure, (ii) the elimination of Mr. Lütke's and his affiliates' ability to make intergenerational transfers of Class B multiple voting shares without Mr. Lütke retaining voting control with respect to such Class B multiple voting shares, (iii) the potential scope of engagement by Mr. Lütke in respect of a service-based sunset provision, (iv) the initial and capped level of Mr. Lütke's and his affiliates' voting power, (v) selling restrictions that would be imposed on Mr. Lütke and his affiliates, (vi) potential governance enhancements, (vii) appropriate transition periods following the trigger of a sunset provision, (viii) executive employment matters and (ix) prohibiting Mr. Lütke and his affiliates from profiting from a collapse of the dual class share structure (other than in the context of a change of control transaction carried out in accordance with applicable securities laws, the Coattail Agreement and the restated articles of incorporation). The Special Committee considered a Potential Governance Action in light of Mr. Lütke's then current level of voting power, the impact of a Potential Governance Action on Shopify and its stakeholders, including minority shareholders, and the execution risks associated with implementing a Proposal. The Special Committee also considered the potential impact (both positive and negative) of maintaining Shopify's existing share capital and governance structure.
On February 15, 2022, Mr. Ashe sent to Mr. Lütke a response to the Second Founder Proposal (the “Second Special Committee Response”), which reflected input from the Special Committee provided at and subsequent to the February 13, 2022 meeting. The Second Special Committee Response highlighted the Special Committee's two key principles in reviewing the Second Founder Proposal and included the following key terms: (i) setting and preserving the aggregate voting power attached to Mr. Lütke's and his affiliates' Class B multiple voting shares at 40% of the aggregate voting power attached to all of Shopify's issued and outstanding shares (taking into account the conversion of Klister's Class B multiple voting shares into Class A subordinate voting shares), (ii) capping the aggregate voting power of all Class B multiple voting shares and Class A subordinate voting shares held by Mr. Lütke, his family and
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his affiliates at 49.9% of the aggregate voting power attached to all of Shopify's issued and outstanding shares, (iii) a liquidity-based sunset provision that would be triggered when Mr. Lütke and his affiliates sold more than 70% of the aggregate Class B multiple voting shares held by Mr. Lütke and his affiliates, (iv) preventing the ability of holders of Class B multiple voting shares to profit from a collapse of the dual class share structure, other than in connection with a change of control transaction in compliance with applicable law, the Coattail Agreement and the restated articles of incorporation, (v) narrowing the service-based sunset provision so that it would be triggered (a) when Mr. Lütke no longer serves as at least one of a senior officer of Shopify on a full-time basis, a consultant of Shopify on a full-time basis or a member of the Board of Directors or (b) upon Mr. Lütke's death or permanent disability, (vi) providing for a transition period following the trigger of a sunset provision of not less than nine months and not more than 18 months, as determined by the Board of Directors and (vii) eliminating Mr. Lütke's and his affiliates' ability to make intergenerational transfers of Class B multiple voting shares by requiring Mr. Lütke to maintain control or direction over such Class B multiple voting shares. The Second Special Committee Response accepted Mr. Lütke's rejection of the inclusion of a time-based sunset provision, the governance enhancements and the executive employment arrangements contained in the Initial Special Committee Response. The Second Special Committee Response also indicated that the Special Committee's current focus was on implementing the terms of the Second Special Committee Response by authorizing and issuing to Mr. Lütke a new class of voting share.
On February 18, 2022, Mr. Lütke delivered to the Special Committee a response to the Second Special Committee Response (the “Third Founder Proposal”). The only substantive difference between the Third Founder Proposal and the Second Special Committee Response was a proposal to revise the service-based sunset provision to provide the Board of Directors with the discretion to allow Mr. Lütke to serve as a senior officer or consultant on a less than full-time basis without triggering the service-based sunset provision. The Third Founder Proposal also requested that the Special Committee clarify certain aspects of the Second Special Committee Response, including how the 40% and 49.9% voting power provisions would be calculated and as to which shares would be included in those calculations.
On February 21, 2022, representatives of Shopify's management team, Stikeman, Skadden, Wilson Sonsini, Osler and McCarthy met to discuss the terms of the Third Founder Proposal and legal considerations associated with implementation, including applicable corporate and securities law and stock exchange requirements. At the meeting, representatives of Shopify's management team, Stikeman, Skadden, Wilson Sonsini, Osler and McCarthy discussed implementing the terms of the Third Founder Proposal by authorizing and issuing a new class of voting share that would only be issued to Mr. Lütke and that certain terms of the Third Founder Proposal would be implemented by entering into a separate agreement between Shopify, Mr. Lütke and his affiliates. Representatives of McCarthy advised Wilson Sonsini and Osler that the proposal to revise the service-based sunset provision to provide the Board of Directors with the discretion to allow Mr. Lütke to serve as a senior officer or consultant on a less than full-time basis without triggering the service-based sunset provision would not be acceptable to the Special Committee.
Representatives of Wilson Sonsini, Osler and McCarthy continued to negotiate the details of the service-based sunset provision over the next several days. On March 1, 2022, Mr. Lütke and the Special Committee agreed that the service-based sunset provision would be triggered (i) when Mr. Lütke no longer serves as at least one of an executive officer (as defined by applicable securities laws), a consultant whose primary engagement is with Shopify or a member of the Board of Directors or (ii) upon Mr. Lütke's death or permanent disability.
On March 2, 2022, as part of a regularly scheduled meeting of the Board of Directors, a representative of Morgan Stanley provided an update to all members of the Board of Directors on the status of the negotiations between Mr. Lütke and the Special Committee and an overview of certain considerations relating to implementation. Representatives of Stikeman, Skadden and McCarthy also attended this portion of the meeting.
Over the course of February 25, 2022 to April 8, 2022, representatives of McCarthy, Osler, Wilson Sonsini, Stikeman and Skadden, with input from representatives of Blair Franklin and Morgan Stanley, finalized the terms and conditions of the Founder share, the Founder Agreement, the Conversion Notice (as defined below) and the Arrangement to reflect the terms of the Third Founder Proposal as modified by subsequent discussions, including discussions with the Special Committee about the service-based sunset provision and the 40% and 49.9% voting power provisions and other principles of the Third Founder Proposal agreed to between Mr. Lütke and the Special Committee (the “Final Proposal”). During the same period, Mr. Ashe and representatives of McCarthy finalized with Mr. Phillips the terms and conditions on which Klister would convert its Class B multiple voting shares into Class A subordinate voting shares.
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On March 4, 2022, representatives of Stikeman, McCarthy and Osler met with representatives of the TSX to engage in preliminary discussions regarding required stock exchange approval to issue the Founder share. A formal written application requesting consent to the issuance of the Founder share was submitted by representatives of Stikeman to the TSX on March 18, 2022 and the TSX issued its conditional approval letter on March 28, 2022.
On March 24, 2022, the Special Committee held a meeting, at which representatives of McCarthy and Blair Franklin attended, to receive an update on the status of the negotiations of the documentation relating to the Final Proposal. Mr. Phillips and Ms. Simo, both independent members of the Board of Directors, also attended the meeting at the invitation of the Special Committee. Representatives of McCarthy and Blair Franklin reviewed with the Special Committee drafts of the terms and conditions of the Founder share, the Founder Agreement and the Arrangement as well as drafts of various disclosure documents relating to the Final Proposal. Representatives of McCarthy and Blair Franklin also discussed certain legal considerations associated with implementation of the Final Proposal, including applicable corporate and securities law and stock exchange requirements, including applicable Shareholder approval thresholds. The Special Committee reconfirmed its earlier determination, in consultation with representatives of McCarthy, that a fairness opinion would provide limited value to its assessment of whether the Arrangement is in the best interests of Shopify and fair to minority shareholders and would be of limited value to Shareholders in deciding whether to vote in favour of the Arrangement.
On April 1, 2022, the Special Committee held a meeting at which representatives of McCarthy and Blair Franklin attended, to review drafts of disclosure documents relating to the Final Proposal and to discuss implementation considerations. Mr. Phillips and Ms. Simo, each an independent member of the Board of Directors, were invited to the meeting at the invitation of the Special Committee, though only Ms. Simo was able to attend. Representatives of Morgan Stanley, representatives of Shopify's management team and certain other external advisors also attended a portion of the meeting at the invitation of the Special Committee to provide an update on considerations relating to implementation of the Final Proposal.
On April 8, 2022, the Special Committee held a meeting with representatives of McCarthy and Blair Franklin present. Mr. Phillips and Ms. Simo, both independent members of the Board of Directors, also attended the meeting at the invitation of the Special Committee. Following discussion, the Special Committee unanimously adopted resolutions in which it (i) concluded that implementing the Arrangement is in the best interests of the Company and fair to minority Shareholders and (ii) recommended that the Board of Directors approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.
Later on April 8, 2022, the Board held a special meeting to consider the Arrangement. In attendance at the meeting were all of the members of the Board of Directors (other than Mr. Lütke) and representatives of Stikeman, Skadden, Morgan Stanley, McCarthy and Blair Franklin. The Special Committee reported to the Board of Directors and (i) advised that it had concluded that implementing the Arrangement is in the best interests of the Company and fair to minority Shareholders and (ii) recommended that the Board of Directors approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement. After receiving the report of the Special Committee, the Board of Directors discussed the Arrangement. At the end of the discussion, the Board of Directors unanimously concluded (other than Mr. Lütke who was not in attendance at the meeting and abstained from voting) that implementing the Arrangement is in the best interests of the Company and fair to minority Shareholders and unanimously recommended that Shareholders vote in favour of the Arrangement.
Reasons for the Recommendation of the Special Committee
In its review and negotiations, culminating in its recommendation of the Arrangement, the Special Committee considered a number of factors in arriving at its conclusions. After a complete and thorough review of such factors, in the exercise of its business judgment, the Special Committee concluded that implementing the Arrangement is in the best interests of Shopify and fair to minority shareholders. As a result, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.
The following discussion of factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee in making its determinations and recommendation with respect to the Arrangement. In light of the variety of factors considered, the Special Committee did not consider it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in
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reaching its determinations and recommendation. The determinations and recommendation of the Special Committee were made after consideration of the following factors and in light of its own knowledge of the business of Shopify and discussions with, and advice of, its independent legal and financial advisors.
Sustaining Long-Term Focus
The Arrangement allows Shopify to remain mission-driven, merchant-obsessed and focused on long-term value creation and strengthens the foundation for Mr. Lütke's ongoing engagement in Shopify. Specifically, the Arrangement contemplates:
•
effectively setting and preserving the voting power of Mr. Lütke's and his affiliates' existing Class B multiple voting shares (and any Class A subordinate voting shares issued in the future upon conversion of such Class B multiple voting shares and certain other Class A subordinate voting shares acquired after the Arrangement is implemented) at 40% of the aggregate voting power attached to all of the Company's outstanding voting shares when combined with the variable number of votes attached to the Founder share;

•
introducing a new liquidity-based sunset that is triggered when the number of Class B multiple voting shares and Class A subordinate voting shares held by Mr. Lütke, his immediate family and affiliates is less than 30% of the Class B multiple voting shares currently held by Mr. Lütke and his affiliates (as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization or similar event);

•
introducing a new service-based sunset that is triggered (a) when Mr. Lütke is no longer providing services to Shopify as an executive officer (as defined by applicable securities laws) of Shopify or a consultant whose primary engagement is with Shopify and Mr. Lütke is no longer serving as a member of the Board of Directors or (b) upon Mr. Lütke's death or Disability;

•	preventing Mr. Lütke and his affiliates from receiving a premium in connection with certain transactions involving the elimination of the Founder share or the Class B multiple voting shares;
•	providing for a transition period, as determined by the Board of Directors, of not less than nine months and not more than 18 months following the occurrence of a Sunset Event;
•	ensuring that Mr. Lütke maintains voting control over the Class B multiple voting shares held by Mr. Lütke and his affiliates; and
•	prohibiting the transfer of the Founder share by Mr. Lütke.
In the Special Committee's view, the Arrangement is in the best interests of Shopify and fair to minority shareholders because it aligns Mr. Lütke's economic and operational interests with those of other Shareholders. The Arrangement helps to strengthen the foundation for Mr. Lütke to continue focusing on and advancing his long-term vision for Shopify and to maintain a sufficient economic interest in Shopify, all in furtherance of sustaining Shopify's innovative culture, long-term focus and strategic flexibility. The Special Committee believes that Mr. Lütke's ongoing influence has been beneficial to Shopify's growth, success and ability to focus on long-term strategy.
Setting and Preserving Mr. Lütke's Voting Power
Assuming all holders of Class B multiple voting shares other than Mr. Lütke and his affiliates were to have converted all of their respective outstanding Class B multiple voting shares into Class A subordinate voting shares as of March 31, 2022 (including Klister, which has agreed, concurrently with and conditional upon the implementation of the Arrangement, to convert all of its Class B multiple voting shares into Class A subordinate voting shares), the aggregate voting power held by Mr. Lütke and his affiliates would be approximately 40% of the aggregate voting power attached to all of the Company's outstanding voting shares as of such date. The Founder share will provide Mr. Lütke with a variable number of votes that, when combined with Class B multiple voting shares and any Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates (and, in some circumstances, additional Class A subordinate voting shares acquired following a disposition of Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement), will represent 40% of the total voting power attached to all of the Company's outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company's outstanding voting shares.
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Effectively setting and preserving Mr. Lütke's voting power through the issuance of the Founder share resolves the tension inherent in the existing governance structure where issuing Class A subordinate voting shares to raise capital, make acquisitions using share consideration and provide equity incentives to attract and retain top talent puts pressure on triggering the Dilution Sunset and otherwise dilutes Mr. Lütke's voting power. In the Special Committee's view, the Founder share enables Shopify to take advantage of additional flexibility when strategic opportunities arise. The Special Committee believes that Shopify's ability to issue Class A subordinate voting shares without decreasing Mr. Lütke's voting power (as a result of triggering the Dilution Sunset or otherwise) will enable Shopify to continue its growth and preserve its merchant-obsessed culture.
Limitations on Intergenerational Transfers by Mr. Lütke
Mr. Lütke has agreed not to transfer the Founder share and to maintain voting control over the Class B multiple voting shares held by him and his affiliates. Shopify's current governance structure permits the transfer of Class B multiple voting shares to a parent, spouse, child or other descendent of the holder without the holder retaining voting control over the Class B multiple voting shares. The Founder Agreement provides that when a transfer of Class B multiple voting shares by Mr. Lütke or his affiliates would result in Mr. Lütke not retaining voting control over such Class B multiple voting shares, such Class B multiple voting shares must be converted into Class A subordinate voting shares; and prohibits the transfer by Mr. Lütke of the Founder share. In the Special Committee's view, this update improves and modernizes the Company's governance structure by ensuring that the voting power and influence associated with the Class B multiple voting shares and the Founder share is retained by to Mr. Lütke himself and is tied to his continued role in guiding Shopify's strategic direction.
Liquidity-Based Sunset
To incentivize Mr. Lütke to continue to hold a minimum economic interest in Shopify, the Arrangement provides for a liquidity-based sunset that will be triggered when the number of Class B multiple voting shares and Class A subordinate voting shares held by Mr. Lütke and his immediate family and affiliates is less than 30% of the Class B multiple voting shares currently held by Mr. Lütke and his affiliates (as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event). These provisions prevent Mr. Lütke from maintaining his Class B multiple voting shares or the Founder share if he reduces his economic interest in Shopify beyond a specific threshold.
Service-Based Sunset
The Arrangement provides for a service-based sunset that will be triggered (i) when Mr. Lütke is no longer providing services as an executive officer (as defined by applicable securities laws) of Shopify or a consultant whose primary engagement is with Shopify and Mr. Lütke is no longer serving as a member of the Board of Directors or (ii) upon Mr. Lütke's death or Disability. While the Special Committee recognizes that Mr. Lütke is both the founder and CEO of Shopify, the Special Committee also recognizes that the roles in which Mr. Lütke is best placed to serve Shareholders over the long-term may change. The Special Committee also recognizes that if Mr. Lütke no longer serves in any of a number of influential roles, the utility of the Founder share structure may be limited. The Arrangement reflects the importance of strengthening the foundation for Mr. Lütke to continue to guide and serve Shopify in an ongoing, committed, concerted and high-impact manner.
Prohibition from Receiving a Premium in Connection with Certain Transactions
In the event of a Multiple Voting Share Transaction (as defined under the heading “ – Capital Structure following Completion of the Arrangement – Founder Share” below) Mr. Lütke and his affiliates will be entitled to receive one Class A subordinate voting share as consideration for each Class B multiple voting share held by Mr. Lütke and his affiliates, and Mr. Lütke will be entitled to receive a C$10 redemption price for the Founder share as consideration for the Founder share. Mr. Lütke and his affiliates will not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with such Multiple Voting Share Transaction. In the Special Committee's view, this prohibition provides an important protection for minority shareholders.
Transition Period
Upon the occurrence of a Sunset Event, the Arrangement provides for a transition period after the occurrence of such Sunset Event of not less than nine months and not more than 18 months, as determined by the Board of Directors. In the Special Committee's view, a stable and meaningful transition period ensures that the Board of Directors has sufficient time to execute the transition and allows the Board of Directors to take steps it deems appropriate to protect the best interests of Shopify.
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Proposal Results from a Thorough Process
The Board of Directors' recommendation that Shareholders vote in favour of the Arrangement is the result of a careful and thorough process that was conducted under the supervision of the Special Committee, as described under the heading “ – Background to the Arrangement” and the implementation of the Arrangement is subject to the satisfaction of certain conditions that protect the rights and interests of minority shareholders. Among other things:
•
the Special Committee, comprised entirely of independent directors, conducted an extensive review of the Initial Founder Proposal, the Second Founder Proposal and the Third Founder Proposal (the “Founder Proposals”) and oversaw the negotiation of the terms of the Arrangement, including the amendment to the restated articles of incorporation, the Conversion Notice and the Founder Agreement;

•	the Special Committee retained and received advice from independent legal and financial advisors;
•
the Special Committee, after consultation with its independent legal and financial advisors, considered a wide range of reasonably available alternatives, including maintaining Shopify's existing share capital and governance structure, the issuance of non-voting shares and various other features of governance structures based on a review of precedents in Canada and the United States;

•
the Arrangement must be approved by (i) not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy, voting together as a single class and (ii) a majority of the votes cast by holders of Class A subordinate voting shares and Class B multiple voting shares present at the Meeting or represented by proxy excluding shares beneficially owned or controlled by Mr. Lütke and his associates and affiliates (see “ – Required Shareholder Approval – Securities Law Requirements and Minority Approval”); and

•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement.
Conversion of all Class B multiple voting shares held by Klister into Class A subordinate voting shares
Concurrently with and conditional upon the implementation of the Arrangement, Klister has agreed to convert all of the Class B multiple voting shares it holds into Class A subordinate voting shares, which will result in a loss of Klister's multiple voting rights and the ability to make intergenerational transfers of the voting power attached to such Class B multiple voting shares. In the Special Committee's view, this conversion simplifies Shopify's capital structure, clarifies the extent of Mr. Lütke's voting power and eliminates potential uncertainty for Shopify and its Shareholders regarding future estate planning or other events that may affect the voting control of the Class B multiple voting shares currently held by Klister. Furthermore, the Special Committee views Klister's agreement to relinquish the additional voting power and ability to make intergenerational transfers of the voting power attached to such Class B multiple voting shares by converting all of its Class B multiple voting shares into Class A subordinate voting shares as a significant endorsement from Klister of both Mr. Lütke's leadership and the Arrangement as being in the best interests of Shopify and fair to minority Shareholders.
Absence of Fairness Opinion
Based on discussions with its legal advisors and in light of the fact that the key elements of the Founder Proposals relate to governance and strategy matters, and did not include financial or monetary elements, the Special Committee determined that a fairness opinion would provide limited value to its assessment of whether the Arrangement is in the best interests of Shopify and fair to minority shareholders and would be of limited value to Shareholders in deciding whether to vote in favour of the Arrangement. As a result, Blair Franklin's mandate did not include the delivery of a fairness opinion, and the Special Committee was not presented with a fairness opinion as part of its determination that the Arrangement is in the best interests of Shopify and fair to minority shareholders.
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Potential Negative Consequences of the Arrangement
The Special Committee considered various risks and other potentially negative factors relating to the Arrangement, including the following:
Preservation of Mr. Lütke's Voting Power Will Continue to Limit Influence of Other Shareholders Over Most Corporate Matters
After the Arrangement is implemented and until the Sunset Date, the Founder share will provide Mr. Lütke with a variable number of votes such that the aggregate voting power of Class B multiple voting shares and any Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates (and, in some circumstances, additional Class A subordinate voting shares acquired following a disposition of Class A subordinate voting shares resulting from a conversion of Class B multiple voting shares after the effective date of the Arrangement) and the Founder share will represent 40% of the aggregate voting power attached to all of the Company's outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company's outstanding voting shares. This preservation of voting power will continue to limit the ability of other Shareholders to influence corporate matters. Until the Sunset Date, Mr. Lütke will continue to have influence over Shopify, including the ability to significantly affect the outcome of most matters submitted to a vote of Shareholders.
The Arrangement May Have an Anti-Takeover Effect
Given that the Arrangement maintains Mr. Lütke's influence over Shopify, the Arrangement may have the effect of limiting the likelihood of an unsolicited take-over bid or merger proposal or a proxy contest for the removal of directors. As a result, the Arrangement may have the effect of depriving Shareholders of an opportunity to sell their shares at a premium over prevailing market prices and may make it more difficult for minority shareholders to replace Shopify's directors and management team. The Special Committee is not aware of any offer or proposal by any person or group to acquire any significant amount of Class A subordinate voting shares or Class B multiple voting shares, acquire control of Shopify by means of a take-over bid, merger, solicitation in opposition to management or otherwise, or change the current Board of Directors or management team.
Recommendation of the Special Committee
Having undertaken a thorough review of, and carefully considered, the Arrangement, including consulting with independent legal and financial advisors, the Special Committee unanimously concluded that implementing the Arrangement is in the best interests of the Company and fair to minority Shareholders. As a result, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.
Recommendation of the Board of Directors
As a result of its discussions and after careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board of Directors unanimously concluded (with Mr. Lütke abstaining from voting) that implementing the Arrangement is in the best interests of the Company and fair to minority Shareholders. As a result, the Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement.
Arrangement Steps
The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as “Schedule C – Plan of Arrangement” of this Circular.
At the effective time of the Arrangement, the following events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any person, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:
1)
the restated articles of incorporation of the Company shall be amended to create a new class of share, designated as the Founder share, of which a maximum number of one (1) share shall be authorized for issuance, and which shall carry the rights, privileges, restrictions and conditions as set forth in Schedule A to the Plan of Arrangement;

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2)	the Klister shares shall be converted into an equal number of Class A subordinate voting shares pursuant to the Conversion Notice and in accordance with their terms;
3)	the Founder Agreement shall become effective; and
4)	the Company shall issue the Founder share to Mr. Lütke pursuant to the Founder Agreement.
Klister Conversion
Klister has delivered to the Company a notice pursuant to which Klister has consented and agreed, conditional upon the Arrangement becoming effective, to voluntarily convert the Klister shares into Class A subordinate voting shares in accordance with their terms (the “Conversion Notice”). The Klister shares represent all of the Class B multiple voting shares held by Klister as of the date hereof, and the Conversion Notice will apply to all of the Class B multiple voting shares held by Klister at the effective time of the Arrangement. The Conversion Notice also provides that since the voluntary conversion of the Klister shares is conditional upon the Arrangement becoming effective, any changes to the Arrangement that are made after the date hereof with Court and shareholder approval, or any changes to the Founder Agreement, may also require Klister's consent.
Capital Structure following Completion of the Arrangement
Upon completion of the Arrangement, the Company's share capital will consist of an unlimited number of Class A subordinate voting shares, an unlimited number of Class B multiple voting shares, one Founder share and an unlimited number of preferred shares, issuable in series.
As of March 31, 2022, 114,185,448 Class A subordinate voting shares, 11,951,154 Class B multiple voting shares and no preferred shares were issued and outstanding, and the Class A subordinate voting shares represented 90.5% of the total issued and outstanding shares and 48.9% of the aggregate voting power attached to all of the Company's outstanding voting shares. The Class B multiple voting shares represented 9.5% of the total issued and outstanding shares and 51.1% of the aggregate voting power attached to all of the Company's outstanding voting shares as of the same date.
If the Arrangement was effective as of March 31, 2022, 117,935,448 Class A subordinate voting shares, 8,201,154 Class B multiple voting shares, one Founder share and no preferred shares would be issued and outstanding, and the Class A subordinate voting shares would represent 93.5% of the total issued and outstanding shares and 58.5% of the aggregate voting power attached to all of the Company's outstanding voting shares, the Class B multiple voting shares would represent 6.5% of the total issued and outstanding shares and 40.7% of the aggregate voting power attached to all of the Company's outstanding voting shares and the Founder share would represent a de minimis percentage of the total issued and outstanding shares and 0.9% of the aggregate voting power attached to all of the Company's outstanding voting shares.
Although the rules of the TSX generally prohibit us from issuing additional Class B multiple voting shares, there may be certain circumstances where additional Class B multiple voting shares may be issued, including upon receiving shareholder approval and pursuant to the exercise of stock options under the Legacy Option Plan that were granted prior to the IPO. The Class A subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Upon completion of the Arrangement, the Class B multiple voting shares may also be considered to become “restricted securities” within the meaning of such term under applicable Canadian securities laws. See “ – Required Shareholder Approval – Securities Law Requirements and Minority Approval”.
The following is a description of the material terms of the Class A subordinate voting shares, the Class B multiple voting shares, the Founder share and the preferred shares. The rights, privileges, restrictions and conditions of the Class A subordinate voting shares, the Class B multiple voting shares, and the preferred shares will not change after giving effect to the Arrangement. The following descriptions of the terms of the Class A subordinate voting shares, the Class B multiple voting shares and the preferred shares are qualified in their entirety by reference to the rights, privileges, restrictions and conditions of the Class A subordinate voting shares, the Class B multiple voting shares and preferred shares set forth in the Company's restated articles of incorporation. The following description of the terms of the Founder share is qualified in its entirety by reference to the rights, privileges, restrictions and conditions of the Founder share set forth in “Schedule F – Founder Share Terms” of this Circular.
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Class A and Class B Shares
Except as described herein, the Class A subordinate voting shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares.
Rank
The Class A subordinate voting shares and Class B multiple voting shares rank pari passu with respect to the payment of dividends, distribution of property and assets in the event of the liquidation, dissolution or winding-up of the Company. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the holders of Class A subordinate voting shares and the holders of Class B multiple voting shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Class A subordinate voting shares and the Class B multiple voting shares, subject to the rights of the holders of any preferred shares.
Dividends
The holders of outstanding Class A subordinate voting shares and Class B multiple voting shares are entitled to receive dividends on a share for share basis at such times and in such amounts and form as the Board of Directors may from time to time determine, but subject to the rights of the holders of any preferred shares, without preference or distinction among or between the Class A subordinate voting shares and the Class B multiple voting shares. In the event of a payment of a dividend in the form of shares, Class A subordinate voting shares shall be distributed with respect to outstanding Class A subordinate voting shares and Class B multiple voting shares shall be distributed with respect to outstanding Class B multiple voting shares, unless otherwise determined by the Board of Directors.
Voting Rights
Holders of Class A subordinate voting shares and Class B multiple voting shares are entitled to receive notice of and to attend meetings of Shareholders, except meetings at which only holders of another particular class or series have the right to vote. Each Class A subordinate voting share is entitled to one vote per share and each Class B multiple voting share is entitled to 10 votes per share.
Conversion
The Class A subordinate voting shares are not convertible into any other class of shares. Each outstanding Class B multiple voting share may at any time, at the option of the holder, be converted into one Class A subordinate voting share. Upon the first date that a Class B multiple voting share is Transferred by a holder of Class B multiple voting shares, other than to a Permitted Holder or from any such Permitted Holder back to such holder of Class B multiple voting shares and/or any other Permitted Holder of such holder of Class B multiple voting shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class B multiple voting share into a fully paid and non-assessable Class A subordinate voting share, effective immediately upon such Transfer, on a share for share basis.
In addition, all Class B multiple voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares as a group.
For the purposes of the foregoing:
“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such
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Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Permitted Holders” means, in respect of a holder of Class B multiple voting shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class B multiple voting shares that is not an individual, an Affiliate of that holder;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;
“Transfer” of a Class B multiple voting share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class B multiple voting share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B multiple voting share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to the Company's officers or directors at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class B multiple voting share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class B multiple voting share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B multiple voting share or other similar action by the pledgee shall constitute a “Transfer”;
“Voting Control” with respect to a Class B multiple voting share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B multiple voting share by proxy, voting agreement or otherwise; and
A Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the Board of Directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
Subdivision or Consolidation
No subdivision or consolidation of the Class A subordinate voting shares or the Class B multiple voting shares may be carried out unless, at the same time, the Class B multiple voting shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.
Certain Class Votes
Except as required by the CBCA, applicable securities laws or the Company's restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares.
Neither the holders of the Class A subordinate voting shares nor the holders of the Class B multiple voting shares shall be entitled to vote separately as a class upon a proposal to amend the Company's restated articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA, respectively. Pursuant to the Company's restated articles of incorporation, neither holders of Class A subordinate voting shares nor holders of Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend the Company's restated articles of incorporation to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or
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cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or the Company's restated articles of incorporation in respect of such exchange, reclassification or cancellation.
Pursuant to the Company's restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.
Take-Over Bid Protection
Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, upon the completion of the IPO the holders of over 80% of the then outstanding Class B multiple voting shares entered into a customary coattail agreement with Shopify and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities laws to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares.
The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:
•	offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;
•
provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

•
has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

•	is in all other material respects identical to the offer for Class B multiple voting shares.
In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities laws). The conversion of Class B multiple voting shares into Class A subordinate voting shares, shall not, in of itself constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A subordinate voting shares in accordance with the Company's restated articles of incorporation.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not
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less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.
The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.
No provision of the Coattail Agreement will limit the rights of any holders of Class A subordinate voting shares under applicable law.
Founder Share
Dividends
The holder of the Founder share will not be entitled to receive any dividends.
Liquidation, Dissolution, or Winding-Up
The holder of the Founder share will not be entitled to receive any property or assets of the Company on the liquidation, dissolution or winding-up of the Company whether voluntarily or involuntarily, or any other distribution of assets of the Company among its shareholders for the purposes of winding up its affairs.
Voting Rights and Sunset
The holder of the Founder share will be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote.
Subject to the limitations set forth below, at each meeting of shareholders of the Company, the Founder share shall entitle the holder thereof to the Specified Number of votes.
The Founder share will entitle the holder to only one vote at any meeting of shareholders of the Company if either (i) the Founder MVS Percentage is equal to or greater than 40% or (ii) the Founder Group MVS/SVS Percentage is equal to or greater than 49.9%. The number of votes carried by the Founder share shall be automatically and permanently reduced to one vote on the Sunset Date.
For the purposes of the foregoing:
“Disability” means, with respect to the Founder, the permanent and total disability of the Founder such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a simple majority of the Independent Directors and the Founder; provided, however, that if a simple majority of the Independent Directors and the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence) are unable to jointly agree on the selection of such licensed medical practitioner, then such licensed medical practitioner shall be jointly selected by (x) a licensed medical practitioner selected by a simple majority of the Independent Directors and (y) a licensed medical practitioner selected by the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence). If the Founder is incapable of selecting a licensed medical practitioner, then the Founder's spouse shall make the selection on behalf of the Founder, or in the absence or incapacity of the Founder's spouse, the Founder's adult children by simple majority vote shall make the selection on behalf of the Founder, or in the absence of adult children of the Founder or their inability to act by simple majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by the Founder and which holds more aggregate shares of any class of shares of the Company than any other revocable living trust created by the Founder shall make the selection on behalf of the Founder, or in the absence of any such successor trustee, the legal guardian or conservator of the estate of the Founder shall make the selection on behalf of the Founder;
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“Effective Date” means the date on which the Arrangement becomes effective;
“executive officer” has the meaning set forth in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations, as in effect on the Effective Date;
“Founder” means Tobias Lütke;
“Founder Group” means the Members of the Immediate Family of the Founder and any Person (other than the Company and its subsidiaries) controlled, directly or indirectly, by the Founder;
“Founder Group MVS/SVS Percentage” means the Founder Group MVS/SVS Votes divided by the Total Votes, expressed as a percentage;
“Founder Group MVS/SVS Votes” means, as of the applicable record date, the number of votes that may be exercised with respect to all Voting Shares that the holder of the Founder share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors, in respect of Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), excluding the number of votes attached to the Founder share;
“Founder MVS Percentage” means the Founder MVS Votes divided by the Total Votes, expressed as a percentage;
“Founder MVS Votes” means, as of the applicable record date, the number of votes that may be exercised with respect to: (a) all Class B multiple voting shares that the holder of the Founder share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors, in respect of Class B multiple voting shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), (b) all Class A subordinate voting shares that the holder of the Founder share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors, in respect of Class A subordinate voting shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group) which resulted from the conversion of Class B multiple voting shares in accordance with subsection 1.4 and/or subsection 1.5 from and after the Effective Date (such shares, the “MVS Conversion Shares”), and (c) if any MVS Conversion Shares have been transferred, sold or otherwise disposed of by the Founder or the Founder Group, the number of Class A subordinate voting shares equal to the lesser of (i) the number of Class A subordinate voting shares acquired by the Founder or the Founder Group from and after the Effective Date (excluding, for the avoidance of doubt, the MVS Conversion Shares), and (ii) the number of MVS Conversion Shares that have been transferred, sold or otherwise disposed of by the Founder or the Founder Group (and, for certainty, if the number of Class A subordinate voting shares in (i) and (ii) are equal, that number);
“Independent Directors” means the members of the Board of Directors designated as independent directors in accordance with section 1.4 of National Instrument 52-110 – Audit Committees, as amended from time to time, and shall not include the Founder;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the
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meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;
“Specified Number” means, as of the applicable record date, the lesser of: (a) the Variable Number, and (b) the Variable Difference;
“Sunset Date” means the date determined by the Board of Directors that is not less than 9 months and not more than 18 months following the occurrence of a Sunset Event and, if no such date is determined by the Board of Directors, the date that is 9 months following the occurrence of a Sunset Event;
“Sunset Event” means the earliest to occur of: (a) the date that both (i) the Founder is no longer providing services to the Company as (A) an executive officer of the Company or (B) a consultant whose primary engagement is with the Company, and (ii) the Founder is no longer serving as a member of the Board of Directors; (b) the date of the Founder's death or Disability; or (c) the date that the number of Class B multiple voting shares and Class A subordinate voting shares beneficially owned by the Founder and the Founder Group, in the aggregate, is less than 30% of the aggregate number of Class B multiple voting shares beneficially owned by the Founder and the Founder's affiliates as of the date hereof (as adjusted to reflect any subdivision of the Class B multiple voting shares prior to the effective time of the Arrangement), as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event approved by the Board of Directors and effected after the Effective Date affecting the number of outstanding Class B multiple voting shares and/or Class A subordinate voting shares;
“Total Votes” means, as of the applicable record date, the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (excluding the number of votes attached to the Founder share);
“Variable Difference” means, as of the applicable record date, the number of votes which, when added together with the Founder Group MVS/SVS Votes, is equal to 49.9% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder share);
“Variable Number” means, as of the applicable record date, the number of votes which, when added together with the Founder MVS Votes, is equal to 40% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder share);
“Voting Control” with respect to a Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Voting Share by proxy, voting agreement or otherwise;
“Voting Shares” means any outstanding shares of the Company carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and
A Person is “controlled” by another Person or other Persons if: (a) in the case of a company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (b) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
Certain Class Votes
The Founder share will vote together with the Class B multiple voting shares and the Class A subordinate voting shares as a single class except as otherwise expressly provided in the Company's restated articles of incorporation or as provided by law.
The holder of the Founder share will not be entitled to vote separately as a class (i) upon a proposal to amend the restated articles of incorporation of the Company in the case of an amendment referred to in paragraph (a) or (e) of
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subsection 176(1) of the CBCA or (ii) upon a proposal to amend the restated articles of incorporation of the Company in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the CBCA unless such exchange, reclassification or cancellation affects only the holder of the Founder share.
Subdivision or Consolidation
No subdivision or consolidation of the Founder share may be carried out.
Redemption
Subject to the CBCA, the Company may, at any time on or after the Sunset Date, redeem the Founder share by payment of C$10 to the holder of the Founder share, and the holder of the Founder share will be entitled, at such holder's option, to require the Company to redeem the Founder share at any time upon payment by the Company of C$10 to the holder of the Founder share.
From and after redemption, the holder of the Founder share shall not be entitled to exercise any rights with respect to the Founder share.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to receive notice of, or attend (and vote) at any meetings of holders of shares, and will not be entitled to vote separately as a class or series upon a proposal to amend the Company's restated articles of incorporation in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the preferred shares are entitled to preference over the Class A subordinate voting shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over Class A subordinate voting shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.
Founder Agreement
In addition to the terms of the Founder share, which will form part of the Company's amended articles of incorporation, we will enter into the Founder Agreement with Mr. Lütke and his affiliates as part of the Arrangement.
The form of the Founder Agreement is attached as “Schedule G – Founder Agreement” of this Circular. The following summary of the Founder Agreement is qualified in its entirety by reference to the terms and provisions of the Founder Agreement.
Capitalized terms used herein but not defined below have their meanings specified under “ – Capital Structure following Completion of the Arrangement – Founder Share”.
Transfer Restrictions and Conversion of Class B multiple voting shares
Pursuant to the Founder Agreement, Mr. Lütke and his affiliates, as applicable, will agree:
•	not to Transfer, directly or indirectly, the Founder share;
•
not to Transfer, directly or indirectly, the Class B multiple voting shares held by the Founder Holders to a Permitted Holder if such Transfer would result in the Founder not retaining Voting Control over such Class B multiple voting shares;

•
that, other than in connection with the Founder's death or Disability, in the event a Transfer, directly or indirectly, of any Class B multiple voting shares held by the Founder Holders results in the Founder no longer retaining Voting Control over such Class B multiple voting shares, the applicable Founder Holder will as promptly as reasonably practicable convert or cause to be converted all such Class B multiple voting shares into Class A subordinate voting shares pursuant to and in accordance with subsection 1.4 of the Company's restated articles of incorporation, and the applicable Founder Holder will not vote any such

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Class B multiple voting shares prior to the conversion into Class A subordinate voting shares unless approved to do so by a majority of Independent Directors then in office; and
•
that, following the occurrence of a Sunset Event, the Founder Holders will convert or cause to be converted all Class B multiple voting shares held by the Founder Holders into Class A subordinate voting shares on or before the Sunset Date pursuant to and in accordance with subsection 1.4 of the Company's restated articles of incorporation.

For the purposes of the foregoing:
“Founder Holders” means, collectively, the Founder, 7910240 Canada Inc., which Mr. Lütke is deemed to beneficially own, and any Permitted Holder that becomes party to the Founder Agreement pursuant to and in accordance with Section 3(a) of the Founder Agreement.
“Transfer” of a Class B multiple voting share or the Founder share, as applicable, for purposes of the Founder Agreement, means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class B multiple voting share or the Founder share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B multiple voting share or the Founder share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer” for purposes of the Founder Agreement: (a) the grant of a proxy or power of attorney to the Company's officers or directors at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of shareholders; (b) the pledge of a Class B multiple voting share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of such Class B multiple voting share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B multiple voting share or other similar action by the pledgee shall constitute a “Transfer”; (c) upon the death or Disability of the Founder, the transfer of a Class B multiple voting share or the Founder share to the estate of the Founder or to a legal representative of the Founder (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument; or (d) the transfer of Voting Control of the Founder share to the Founder Share Attorney (as defined below) pursuant to Section 6 of the Founder Agreement.
“Voting Control” means with respect to a Class B multiple voting share or the Founder share the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B multiple voting share or Founder share, as applicable, by proxy, voting agreement or otherwise.
Prohibition from Receiving a Premium in Connection with Certain Transactions
In addition, the Founder Agreement will provide that, in the event of a Multiple Voting Share Transaction, each of the Founder Holders shall receive one Class A subordinate voting share in consideration for each Class B multiple voting share (as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization or similar event approved by the Board of Directors affecting the number of outstanding Class B multiple voting shares and/or Class A subordinate voting shares) held by such Founder Holder, and the holder of the Founder share shall receive the redemption price of the Founder share in consideration for the Founder share. The Founder Agreement further provides, for greater certainty, that the Founder Holders shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with a Multiple Voting Share Transaction.
Further, pursuant to the Founder Agreement, each Founder Holder will agree not to make any short sale or engage in any hedging, monetization or derivative transaction with respect to such Founder Holder's Class B multiple voting shares or MVS Conversion Shares, or enter into any swap or other arrangement that results in such Founder Holder not retaining, in whole or in part, any of the economic consequences of ownership of such Founder Holder's Class B multiple voting shares or MVS Conversion Shares, as applicable, in each case whether or not such arrangement is cash settled.
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For the purposes of the foregoing:
“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company, the continuing entity or its parent and more than fifty percent (50%) of the total number of outstanding shares of the Company, the continuing entity or its parent, in each case as outstanding immediately after such transaction, and the shareholders of the Company immediately prior to the transaction own voting securities of the Company, the continuing entity or its parent immediately following the transaction in substantially the same proportions (vis a vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction.
“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Class B multiple voting shares or the Founder share, or consolidating or collapsing the Class B multiple voting shares and the Class A subordinate voting shares into a single class of outstanding voting equity securities, but does not include (i) a Change of Control Transaction that complies with Section 1.2.3 of the Company's restated articles of incorporation, (ii) a transaction that complies with the Coattail Agreement, (iii) a Pro Rata Transaction, or (iv) the conversion of Class B multiple voting shares in accordance with subsection 1.4 and/or subsection 1.5 of the Company's restated articles of incorporation from and after the Effective Date.
“MVS Conversion Shares” has the meaning ascribed thereto in the definition of “Founder MVS Votes” under “ – Capital Structure following Completion of the Arrangement – Founder Share”.
“Pro Rata Transaction” means (i) a consolidation of Class B multiple voting shares into a lesser number of Class B multiple voting shares simultaneously with the consolidation of Class A subordinate voting shares on the same basis into a lesser number of Class A subordinate voting shares; or (ii) a reorganization of the Company pursuant to which the Founder Holders and the holders of Class A subordinate voting shares are entitled to receive securities in the capital of the Company or a successor entity on a pro rata basis in exchange for all Class B multiple voting shares or the Founder share, as applicable, and all Class A subordinate voting shares held; provided, however, that, in the case of the Founder Holders, such entitlement is not greater than the entitlement of the general body of holders of Class A subordinate voting shares pursuant to such reorganization in relation to the voting and financial participating interests in the Company represented by the Class B multiple voting shares, the Founder share and the Class A subordinate voting shares, respectively.
Conversion following Sunset Event
The Founder Agreement will provide that following the occurrence of a Sunset Event, the Founder Holders will convert or cause to be converted all Class B multiple voting shares held by the Founder Holders into Class A subordinate voting shares on or before the Sunset Date pursuant to and in accordance with subsection 1.4 of the Company's restated articles of incorporation.
Incapacity and Power of Attorney
The terms of the Founder Agreement will provide that the Founder will constitute the Secretary of the Company in office from time to time as true and lawful attorney for the Founder with respect to the Founder share during any Incapacity Period, with full power of substitution, to vote for and on behalf of the Founder with respect to the Founder share on all matters (including the right to act by written consent), provided that the Founder Share Attorney shall exercise all voting rights attached to the Founder share in accordance with the recommendations of management of the Company set forth in any notice of meeting and management proxy circular in respect of any matter to be voted on, including with respect to any amendments or variations to matters identified in such notice of meeting and on any other items that may properly come before such meeting or any adjournment thereof.
At any time prior to the Founder's death or Disability, the Founder may revoke the power of attorney described in the preceding paragraph and replace such Founder Share Attorney by designating a Person approved by a majority of Independent Directors then in office as the true and lawful attorney for the Founder with respect to the Founder
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share during any Incapacity Period to vote for and on behalf of the Founder with respect to the Founder Share on all matters (including the right to act by written consent) in such manner as the Founder Share Attorney determines in such Person's sole discretion.
For the purposes of the foregoing:
“Founder Share Attorney” means, at any time, the Person holding a power of attorney with respect to the Founder share pursuant to Section 6 of the Founder Agreement.
“Incapacity Period” means the period commencing on the death or Disability of the Founder and ending on the date on which the Founder share is redeemed by the Company on or after the Sunset Date.
Term and Amendments
The Founder Agreement will become effective on the Effective Date and will continue until no Class B multiple voting shares are held by the Founder Holders and the Founder share is no longer outstanding or until the Founder Agreement is otherwise terminated in accordance with its terms.
The Founder Agreement may be amended, varied, modified or terminated and the observance of any term thereof may be waived only by a written instrument executed by the Company with the approval of (i) all of the Independent Directors then in office, (ii) the Founder acting on behalf of all Founder Holders, (iii) the TSX, provided that the Class A subordinate voting shares are listed on the TSX at the time of such amendment, variation, modification, termination or waiver, (iv) at least two-thirds of the votes cast by holders of Class A subordinate voting shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver, and (v) a majority of the votes cast by holders of Class A subordinate voting shares and Class B multiple voting shares (excluding votes attached to any Class A subordinate voting shares and Class B multiple voting shares held directly or indirectly by the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver.
Notwithstanding the foregoing, the Founder Agreement may be amended without the approvals set forth above in (iv) and (v) to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions therein or to facilitate the operation of the provisions thereof provided the rights and interests of the holders of Class A subordinate voting shares and the holders of Class B multiple voting shares (other than the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) are not prejudiced by such amendment and that such amendment has been approved by all of the Independent Directors then in office.
Required Shareholder Approval
In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution. The Interim Order provides that for the Arrangement to be implemented, the Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present or represented by proxy, voting together as a single class, and (ii) a majority of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares (other than any Class A subordinate voting shares and Class B multiple voting shares beneficially owned or controlled by Mr. Lütke and his associates and affiliates, each as defined in the Securities Act (Ontario)), voting together as a single class, present or represented by proxy. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors to decide not to proceed with the Arrangement without further shareholder approval.
The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Circular as “Schedule A – Arrangement Resolution” and “Schedule C – Plan of Arrangement”, respectively.
Shareholders are urged to read this Circular, including the Schedules, in their entirety. The Board of Directors is unanimously recommending that Shareholders vote FOR the Arrangement.
Unless a holder of shares indicates otherwise, the voting rights attached to shares represented by the proxy given to our management will be voted FOR the Arrangement Resolution.
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Corporate Law Requirements
As described above, we intend to create a new class of share, which requires an amendment to our restated articles of incorporation. The amendment to our articles will be effected by way of an Arrangement pursuant to Section 192 of the CBCA. The full text of the Plan of Arrangement is set forth in “Schedule C – Plan of Arrangement” of this Circular.
Pursuant to Section 173 of the CBCA, we may, by special resolution of the Shareholders, amend our restated articles of incorporation to create a new class of shares, in this case, designated as the Founder share. The rights, privileges, restrictions and conditions of the Founder share are summarized above and set forth in “Schedule F – Founder Share Terms” of this Circular. Pursuant to Section 176(1)(e) of the CBCA, unless the articles of incorporation provide otherwise, holders of shares are entitled to vote separately as a class of shares on a proposal to amend the articles of incorporation to create a new class of shares equal or superior to the shares of such class. The Company's restated articles of incorporation provide that neither the holders of Class A subordinate voting shares nor Class B multiple voting shares are entitled to vote separately as a class on a proposal to amend the articles of incorporation in the case of an amendment referred to in Section 176(1)(e) of the CBCA. As such, in accordance with the provisions of the CBCA and the Company's restated articles of incorporation, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present or represented by proxy, voting together as a single class.
Securities Law Requirements and Minority Approval
We are a reporting issuer (or the equivalent) under applicable Canadian securities legislation and are, among other things, subject to applicable securities laws, including Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority security holders. The Arrangement is a “related party transaction” under MI 61-101 because the Plan of Arrangement includes an issuance of the Founder share to Mr. Lütke, a related party of the Company.
MI 61-101 provides that in certain circumstances, unless exempted, an issuer proposing to carry out a related party transaction is required to obtain a formal valuation for the related party transaction from a qualified and independent valuator and to provide security holders with a summary of such valuation. The Company is relying on an exemption from the formal valuation requirement contained in section 5.5 of MI 61-101 for a related party transaction which provides that a formal valuation is not required if neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the issuer's market capitalization (the “market cap exemption”).
Pursuant to the terms of the Arrangement, the Company will create and issue the Founder share to Mr. Lütke for cash consideration of C$10. The Board of Directors, upon the recommendation of the Special Committee, determined that the fair market value of the subject matter of the related party transaction is not readily determinable as there are no precedent transactions directly comparable to this transaction and there is no active market to determine the fair market value of the Founder share that will be issued as part of the Arrangement. Notwithstanding this determination, the Board of Directors, acting in good faith and based on the recommendation of the Special Committee with the input of Blair Franklin and McCarthy, the independent financial and legal advisors to the Special Committee, concluded that the fair market value of the subject matter of the related party transaction does not exceed 25% of the market capitalization of the Company.
The subject matter of the related party transaction is the issuance of a new class of share, designated as the Founder share, to Mr. Lütke, which will, subject to certain limitations, and until the occurrence of a Sunset Event and a subsequent transition period, entitle Mr. Lütke to a variable number of votes that will represent not more than 40% of the aggregate number of votes attached to all of the Company's outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all to the Company's outstanding voting shares. As of the date hereof, Mr. Lütke beneficially owned or controlled 7,891,852 Class B multiple voting shares and 5,250 Class A subordinate voting shares, representing approximately 33.8% of the aggregate voting power attached to all of the Company's outstanding voting shares as of March 31, 2022. If conversion of the Klister shares occurred on March 31, 2022, Mr. Lütke's beneficial ownership or control of 7,891,852 Class B multiple voting shares and 5,250 Class A subordinate voting shares would represent approximately 39.5% of the aggregate voting power attached to all of the Company's outstanding voting shares as of such date. The Founder share preserves, but does
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not materially enhance, the aggregate voting power that Mr. Lütke would have possessed upon the conversion of the Klister shares. Upon the occurrence of a Sunset Event contemplated by the Founder share, following a specified transition period, the voting power of the Founder share will be permanently reduced to one vote and the Founder share will be redeemable at the Company's option for consideration of C$10.
The consideration paid by Mr. Lütke for the Founder share will be nominal. There are no economic rights associated with the Founder share, Mr. Lütke has agreed not to transfer the Founder share, and there is no ability to receive an economic premium, additional payment or collateral benefit as consideration therefor in connection with certain transactions involving the cancellation or elimination of the Founder share. The redemption price of the Founder share is C$10. The related party transaction does not involve a purchase or issuance of securities to effect a change of control.
Blair Franklin, the financial advisor for the Special Committee, considered the value of the Founder share. Blair Franklin believes that there are no precedent transactions directly comparable to this transaction from which, and no active market whereby, the value of the Founder share could be determined. Blair Franklin did consider other analogous situations that indicate a value of voting rights independent of economic rights, including, among other things, (i) transactions whereby a collapse of multiple/dual class share structures resulted in the transfer of an economic benefit to the controlling shareholder, as well as transactions where there was no economic benefit conveyed to the controlling shareholder and (ii) the relative trading prices of multiple voting shares and subordinate voting shares (or voting and non-voting shares, as applicable) for companies with multiple publicly traded classes of shares with differential voting rights.
Given that the aggregate voting power of Mr. Lütke will be preserved by the issuance of the Founder share, but not materially enhanced, and no economic rights or potential premium are attached to the Founder share, the Board of Directors, acting in good faith and upon the recommendation of the Special Committee with input from Blair Franklin and McCarthy, determined that the fair market value of the Founder share was below 25% of the market capitalization of the Company.
MI 61-101 also requires that, in addition to any other security holder approval, unless exempted, a related party transaction must be approved by at least a majority of the votes cast by “minority” shareholders of each class of affected securities, voting separately as a class. The Arrangement is exempt from the requirement to obtain minority shareholder approval by application of the market cap exemption contained in section 5.7 of MI 61-101.
In addition to the above requirements, the Class A subordinate voting shares are “restricted securities” within the meaning of applicable Canadian securities law, particularly OSC Rule 56-501 – Restricted Shares (“Rule 56-501”) and National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), and the Class B multiple voting shares may also be considered to become restricted securities pursuant to Rule 56-501 and NI 41-101 as a result of the Arrangement. As such, in accordance with Rule 56-501 and NI 41-101, the Arrangement must be approved by a majority of the votes cast by all Shareholders, other than votes attaching to the securities held directly or indirectly by our affiliates and control persons (as defined under applicable securities law).
Furthermore, the TSX Company Manual requires that the TSX approve the proposed issuance of the Founder share. The TSX has conditionally approved the issuance of the Founder share as contemplated by the Arrangement, subject to, among other conditions, the approval of the Arrangement by a majority of the votes cast by all Shareholders, other than votes attaching to Class A subordinate voting shares and Class B multiple voting shares beneficially owned by Mr. Lütke and his associates and affiliates.
Accordingly, pursuant to the requirements under the CBCA, MI 61-101, Rule 56-501, NI 41-101 and the requirements of the TSX, in order for the Arrangement to be approved, the Arrangement Resolution must be approved by, as set forth in the Interim Order:
(i)
not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present or represented by proxy, voting together as a single class; and

(ii)
a majority of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares, voting together as a single class, excluding, for the purpose of confirming that the requisite minority approval has been obtained, the votes attached to 5,250 Class A subordinate voting shares and 7,891,852 Class B multiple voting shares beneficially owned or controlled by Mr. Lütke and his associates and affiliates (each as defined in the Securities Act (Ontario)) (such number being based on our knowledge, after reasonable inquiry).

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NYSE Considerations
As a foreign private issuer, the NYSE allows us to rely on foreign private issuer exemptions with respect to certain of the NYSE listing requirements. Pursuant to the NYSE Listed Company Manual, the NYSE will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company's home country law. We are relying on this provision in connection with the creation and issuance of the Founder share.
Court Approval of the Arrangement
An arrangement of a company under the CBCA requires sanction by the Court. On April 11, 2022, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached to this Circular as “Schedule D – Interim Order” and “Schedule E – Notice of Application for Final Order”, respectively.
If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at the Court located at 330 University Avenue, Toronto, Ontario on June 9, 2022, at 9:30 a.m. (Eastern Time), or as soon after such time as counsel may be heard. Any Shareholders wishing to appear in person or to be represented by counsel at the hearing of the application for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order and the Interim Order, including filing a Notice of Appearance with the Court and serving same upon the Company via its counsel as soon as reasonably practicable and, in any event, no less than five days before such date.
The Court has broad discretion under the CBCA when making orders with respect to arrangements. The Court may approve the Arrangement in any manner it may direct and determine appropriate.
Once the Final Order is granted, the Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement, which will result in, among other things, an amendment to our restated articles of incorporation to create the Founder share, and the issuance of such Founder share to Mr. Lütke.
Interests of Certain Persons in the Arrangement
Other than Mr. Lütke, as the recipient of the Founder share as described elsewhere in this Circular, none of our directors or executive officers, nor any person who has held such a position since the beginning of our most recently completed financial year, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Arrangement.
The Klister shares are owned by Klister, a company that is owned and controlled by John Phillips, a director of the Company, and Catherine Phillips. As part of the Arrangement, the Klister shares will be converted into Class A subordinate voting shares in accordance with their terms. If the Arrangement was effective on March 31, 2022, the voting power attached to the Klister shares would be reduced from 16.1% of the aggregate number of votes attached to all of the Company's outstanding voting shares to 1.9% of the aggregate number of votes attached to all of the Company's outstanding voting shares due to the conversion. No compensation will be received by Klister or Mr. Phillips as part of the Arrangement due to the conversion of the Klister shares in accordance with their terms.
Events Subsequent to Shareholder Approval
If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner described above, the Company will apply to the Court to obtain the Final Order. Should the Final Order be obtained, we will file the Articles of Arrangement with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement promptly following receipt of the Final Order which will result in, among other things, the creation of the Founder share, and the issuance of such Founder share to Mr. Lütke.
If the Arrangement is approved at the Meeting and the Final Order is obtained, we currently expect that the Arrangement will be effective on or around June 10, 2022.
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4. Approval of the Share Split
At the Meeting, Shareholders will be asked to approve the Share Split Resolution, authorizing an amendment to the Company's restated articles of incorporation pursuant to Section 173(1)(h) of the CBCA to change the number of Class A subordinate voting shares and Class B multiple voting shares on a ten-for-one basis, such that, when and if this amendment is given effect, every Class A subordinate voting share and Class B multiple voting share will become ten shares.
The full text of the Share Split Resolution is attached as “Schedule B – Share Split Resolution” to this Circular. Shareholders are urged to read this Circular, including the Schedules, in their entirety. Unless otherwise indicated, the disclosure in this Section 2(4) assumes that no changes to our capital structure or our issued and outstanding shares are made, including as may be made pursuant to the Arrangement as further described under “Section 2(3): Business of the Meeting – Approval of the Arrangement” in this Circular.
The Company is currently authorized to issue an unlimited number of Class A subordinate voting shares, an unlimited number of Class B multiple voting shares, and an unlimited number of preferred shares, issuable in series. As of March 31, 2022, 114,185,448 Class A subordinate voting shares, 11,951,154 Class B multiple voting shares and no preferred shares were issued and outstanding. The closing price of the Class A subordinate voting shares on March 31, 2022 was C$865.71 and US$693.21 on the TSX and NYSE, respectively, and on April 8, 2022 was C$757.98 and US$603.18 on the TSX and NYSE, respectively.
If implemented, the Share Split will increase the number of our issued and outstanding Class A subordinate voting shares and Class B multiple voting shares tenfold and is expected to initially reduce the market price per Class A subordinate voting share proportionately to the Share Split ratio. The Share Split is expected to make the Class A subordinate voting shares more affordable to a broader segment of the population. Making the Class A subordinate voting shares more accessible will enable the Company to broaden and diversify its ownership base, an outcome which is expected to benefit all Shareholders.
Pursuant to the Company's restated articles of incorporation, no subdivision of the Class A subordinate voting shares may be carried out, unless at the same time, the Class B multiple voting shares are subdivided in the same manner and on the same basis. The Share Split will not change a Shareholder's proportionate ownership in the Company and there will be no change to the interest, rights or privileges of holders of Class A subordinate voting shares and Class B multiple voting shares. Given the Share Split will affect the Class A subordinate voting shares and Class B multiple voting shares in the same manner, the relative voting power attached to the Class A subordinate voting shares and Class B multiple voting shares will not change due to the Share Split. If the Share Split is given effect, there will also be certain proportionate adjustments to the number of shares reserved for issuance pursuant to, and outstanding awards under, the Company's share-based incentive plans, and to the conversion rate of our 0.125% convertible senior notes due 2025 pursuant to the supplemental indenture governing such notes, in each case, in order to reflect the Share Split. The Share Split will not affect the Founder share, if it is outstanding at the time the Share Split is implemented.
Based on the current provisions of the Income Tax Act (Canada) and the regulations in force as of the date of this Circular (collectively, the “Tax Act”), all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular, and the Company's understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date of this Circular, a holder of Class A subordinate voting shares or Class B multiple voting shares will not be considered to have disposed of its Shares or to have acquired new Shares as a consequence of the Share Split (when and if given effect) and will not realize any taxable gain or loss in respect of the Share Split. The holder's aggregate cost of the Class A subordinate voting shares or Class B multiple voting shares immediately after the Share Split will be equal to the holder's aggregate cost of the Shares immediately before the Share Split. The cost to the holder on a per share basis will equal the aggregate cost to the holder of the Class A subordinate voting shares or Class B multiple voting shares divided by the number of Shares held. The above noted information is a summary of certain Canadian federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of Shares. Holders of Class A subordinate voting shares or Class B multiple voting shares are advised to consult with their own tax advisors for advice on the income tax consequences of the Share Split in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.
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Based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect), the Share Split is intended to be treated as a recapitalization for United States federal income tax purposes within the meaning of Section 368(a) of the Code. Assuming the Share Split so qualifies, no gain or loss would be recognized by U.S. Holders (as defined below) in the Share Split. Following the Share Split, a U.S. Holder's aggregate tax basis in the Class A subordinate voting shares or Class B multiple voting shares received pursuant to the Share Split would be equal to the aggregate tax basis in such holder's existing Class A subordinate voting shares or Class B multiple voting shares, as applicable, and a U.S. Holder's holding period for the Class A subordinate voting shares or Class B multiple voting shares received should include such holder's holding period for the existing Class A subordinate voting shares or Class B multiple voting shares, as applicable. U.S. Holders of Class A subordinate voting shares or Class B multiple voting shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the aggregate tax basis in the existing Class A subordinate voting shares or Class B multiple voting shares, as applicable, among the Class A subordinate voting shares or Class B multiple voting shares, as applicable, received and regarding the holding period of such shares.
A “U.S. Holder” is a beneficial owner of the Class A subordinate voting shares or Class B multiple voting shares (as determined for United States federal income tax purpose) that, for United States federal income tax purposes, is, or is treated as, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia), (iii) an estate whose income is subject to United States federal income taxation, regardless of its source, or (iv) any trust if: (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in place to be treated as a U.S. person. The discussion above does not address all of the tax considerations that may be relevant to a particular U.S. Holder or to U.S. Holders that are subject to special treatment under United States federal income tax laws, including, but not limited to, banks, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, entities or arrangements treated as partnerships for U.S. federal income tax purposes, persons that are broker-dealers, traders in securities who elect the mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the U.S., or holders holding their shares as part of a straddle, hedge, or conversion transaction, all of whom may be subject to tax rules that differ from those summarized above. In addition, the discussion above does not address any state, local or foreign tax considerations or any tax considerations other than United States federal income tax considerations. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences set forth above.
The Share Split is subject to receipt of all required regulatory approvals (including those of the TSX and the NYSE, as applicable) and the approval of the Share Split Resolution by Shareholders. The Share Split Resolution authorizes the Board of Directors, in its sole discretion, to determine not to proceed with the Share Split without further approval from or notice to Shareholders. If requisite approvals are received, articles of amendment in prescribed form will be filed with the Director under the CBCA and such articles of amendment will become effective upon the issuance by the Director of a Certificate of Amendment.
If requisite approvals are received, Shareholders of record as of the close of business on June 22, 2022 (the “Split Record Date”) will receive from Computershare, the Company's registrar and transfer agent, on June 28, 2022 (the “Payment Date”) nine additional Class A subordinate voting shares or Class B multiple voting shares, as applicable, for every one share held.
NYSE and TSX have determined that the Class A subordinate voting shares will trade on a due bill basis from June 21, 2022 (being one trading day prior to the Split Record Date) to the Payment Date (i.e., June 28, 2022), inclusive. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Share Split. In this instance, the entitlement is to the additional Class A subordinate voting shares issuable as a result of the Share Split. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement to the additional Class A subordinate voting shares issuable as a result of the Share Split. Ex-distribution trading in the Class A subordinate voting shares on a split-adjusted basis will commence on June 29, 2022, as of which date purchases of Class A subordinate voting shares will no longer have the attaching entitlement to the additional Class A subordinate voting shares. The due bill redemption date will be June 30, 2022.
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Shareholders will not need to take any action. Currently outstanding share certificates representing Class A subordinate voting shares or Class B multiple voting shares will continue to be effective. They should be retained by Shareholders and should not be forwarded to the Company or Computershare. The Company will use the direct registration system (“DRS”) to electronically register the shares issued pursuant to the Share Split, rather than issuing physical share certificates. On or around June 28, 2022, Computershare will send out DRS advice statements to registered Shareholders indicating the number of additional shares that they are receiving as a result of the Share Split. This will allow Shareholders to hold their additional shares in book-entry form without having a physical share certificate issued. In addition, Computershare will electronically issue the appropriate number of Class A subordinate voting shares to CDS Clearing and Depositary Services Inc. and the Depository Trust Company for distribution to non-registered (beneficial) Shareholders. Non-registered (beneficial) Shareholders who hold their Class A subordinate voting shares in an account with their investment dealer or other Intermediary will have their accounts automatically updated to reflect the Share Split in accordance with the applicable brokerage account providers' usual procedures.
Unless a holder of shares indicates otherwise, the voting rights attached to shares represented by the proxy given to our management will be voted FOR the Share Split Resolution.
In order to be effective, the Share Split Resolution requires approval by not less than two-thirds of the votes cast by all holders of Class A subordinate voting shares and Class B multiple voting shares present or represented by proxy, voting together as a single class.
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5. Advisory Resolution on Executive Compensation
Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation.
Shopify is committed to ensuring that Shareholders fully understand the objectives, philosophy and principles that the Board of Directors has applied in its approach to executive compensation decisions, and to providing Shareholders with executive compensation disclosure that is clear and comprehensive.
Shopify endeavors to maintain an executive compensation program that aligns the interests of our executives with our Shareholder's interests, so that we may attract, motivate and retain executives who will continue to create sustainable, long-term value for our Shareholders. Please see “Section 3: Compensation of Executives” for more information about our executive compensation. In 2021, 93.97% of all votes cast at the annual and special meeting of shareholders were in favour of the Company's approach to executive compensation.
The management nominees named in the Form of Proxy intend to vote FOR the following non-binding, advisory resolution in respect of Shopify's approach to executive compensation:
“BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company's management proxy circular delivered in advance of the 2022 annual meeting of shareholders.”
Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, attending the Meeting or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding on the Board of Directors or the Compensation and Talent Management Committee. However, the Board of Directors and Compensation and the Compensation and Talent Management Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.
In the event that a significant number of Shareholders oppose the resolution, the Board of Directors will consult with Shareholders, particularly those who are known to have voted against the resolution, in order to understand their concerns and will review the Company's approach to executive compensation in the context of those concerns. Shareholders who have voted against the resolution are encouraged to contact the Board of Directors to discuss their specific concerns. See “Shareholder Communications with the Board of Directors” in “Section 4: Corporate Governance Policies and Practices” of this Circular.
Shareholder Proposals
There are no shareholder proposals to be considered at the Meeting.
Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2023 annual meeting of shareholders must be submitted no later than February 2, 2023, subject to adjournment or postponement of the Meeting, and must comply with section 137 of the CBCA.
We have adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See “Advance Notice Requirements for Director Nominations” in “Section 4: Corporate Governance Policies and Practices”.
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SECTION 3: COMPENSATION DISCUSSION AND ANALYSIS
Compensation of Executives
Introduction
This section provides an overview of our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our named executive officers (“Named Executive Officers” or “NEOs”) including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) in 2021. In this section, we also describe the key factors considered in making executive compensation decisions and how these decisions align with our strategy. Our Named Executive Officers for the year ended December 31, 2021, were:
Tobias Lütke	Chief Executive Officer
Amy Shapero	Chief Financial Officer
Allan Leinwand	Chief Technology Officer
Toby Shannan	Chief Operating Officer
Harley Finkelstein	President
Jean-Michel Lemieux(1)	Former Chief Technology Officer
(1)	Mr. Lemieux, the Company's former Chief Technology Officer, departed from his role on June 30, 2021.
Full year compensation is presented in the summary compensation table below.
Fiscal Year 2021 Business Highlights
2021 was another year of rapid growth, enabling Shopify to offer more value to more merchants. Key business highlights for fiscal year 2021 were:
Growth
Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all retail verticals and sizes, from aspirational entrepreneurs to large enterprises, realize their potential at all stages of their business life cycle.

In 2021, we grew our merchant base from approximately 1.7 million to over 2 million merchants from approximately 175 countries as of December 31, 2021.

Strategy
We consider our merchants' success to be one of the most powerful drivers of our business model. When our merchants grow their sales and become more successful, they consume more of our merchant solutions, upgrade to higher subscription plans, and purchase additional apps.

Key elements of our strategy include continuing to: grow our base of merchants, grow our merchants' revenue, expand our platform and introduce innovative solutions, grow and develop our ecosystem, expand our referral partner programs, and focus on building for the long term.

People & Culture
We continued to grow, adding more than 3,000 employees to end the year with more than 10,000 employees and contractors worldwide. If you have ambitious goals, you need an equally ambitious team. Shopify is composed of highly talented, deeply caring individuals all working on making commerce better for everyone. Our culture is continuously being redefined with every person that joins our company, but, at our core, we value people who: are impactful; are merchant-obsessed; make great decisions quickly; thrive on change; are constant learners; and build for the long term.

Shopify values continuous learning and personal development. We are a fast-growing company that is constantly striving to get better. We expect to see similar growth from everyone on our team. We offer opportunities to our employees to learn and grow so they feel engaged and are progressing in their careers.

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In a 2021 company-wide employee survey, nearly three out of four respondents reported that Shopify motivates them to go above and beyond what they would in a similar role elsewhere. We consider our relationship with our employees to be excellent.

Innovation
Shopify strives on behalf of merchants to not just keep pace in this dynamic environment, but to bring to market new and better selling and buying experiences by leveraging what technology and connectivity have made possible.

We look to do this for smaller merchants by simplifying their user experience and arming them with new and innovative ways to compete with larger, better-funded competitors, as well as for larger merchants seeking technology and support for higher volumes and global reach. As such, research and development at Shopify is currently focused on product management, product development, and product design to accomplish these goals.

Some of our 2021 product launches and business highlights include: launching a Spotify channel, enabling artist-entrepreneurs on Spotify for Artist accounts with their Shopify online stores; introducing TikTok Shopping to merchants; launching the Shopify Global ERP program, allowing select ERP partners to build direct integrations into the Shopify App Store; opening a brick and mortar space in New York City, to serve as a hub where merchants can receive hands-on support, inspiration, and education to help grow their business; launching our All-New POS Pro software for android devices; expanding Shopify shipping to the United Kingdom; and launching Shop Pay Installments, a 'buy now, pay later' product that lets merchants offer their buyers more payment choice and flexibility at checkout, generally available to all eligible merchants in the United States.

We have executed well on our growth strategy, as demonstrated by the consistent and strong expansion of revenue for the past several years.
For more information regarding our key business highlights for fiscal year 2021, please refer to our audited consolidated financial statements and the management's discussion and analysis for the fiscal year ended December 31, 2021, which are accessible on SEDAR at sedar.com, on EDGAR at sec.gov, or on our website at investors.shopify.com.

Shopify Total Return Vs S&P & S&P/TSX
4500%
4000%
3500%
3000%
2500%
2000%
1500%
1000%
500%
0%
Jan '17
Jul '17
Jan '18
Jul '18
Jan '19
Jul '19
Jan '20
Jul '20
Jan '21
Jul '21
Shopify
S&P500 Total Return (Gross, Incl. Dividends)
S&P / TSX Total Return (Gross, Incl. Dividends)

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The above graph compares the total shareholder return on a US$100 investment in Shopify's Class A subordinate voting shares to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period. In 2021, our stock outperformed both the broader market as reflected by the S&P 500 Index and the S&P/TSX Composite Index. The above graph shows how a US$100 investment in Shopify on January 3, 2017, with a closing stock price of US$42.82 on such date, would have grown to US$3,112.95 on December 31, 2021, with a closing stock price of US$1,377.39 on such date.
Our compensation program is aimed to ensure that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Shopify, a substantial portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our stock price, which grew by 22% between December 31, 2020 and December 31, 2021 and by 3117% from January 3, 2017 to December 31, 2021. Therefore, there is a strong correlation between the growth trend shown in the stock performance graph above and the target and realized compensation levels our NEOs received during the same period. Stock price performance, however, is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our executive compensation decisions, including operational and strategic performance and individual performance.
Executive Compensation Philosophy
Our compensation program is designed to attract, retain, and motivate a highly talented executive team, allowing Shopify to succeed in this rapidly evolving environment and achieve our business and financial objectives. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as nurture our company culture, which is the foundation of our success and remains a pivotal part of our everyday operations. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk, and related to factors that influence shareholder value.
Objectives
Our executive compensation program is designed to achieve the following objectives:
•
Provide market-competitive compensation opportunities to attract and retain talented, high-performing and experienced executive officers whose knowledge, skills and level of impact are critical to our success.

•	Motivate these executive officers to deliver outstanding outcomes.
•	Align the interests of our executive officers with those of Shopify by providing long-term incentives that tie directly to the long-term value and growth of our business.
•	Provide long-term incentives that encourage appropriate levels of risk-taking by the executive team.
Compensation Governance
Our Board of Directors has adopted a charter for the Compensation and Talent Management Committee that establishes the Compensation and Talent Management Committee's purpose and its responsibilities with respect to executive compensation. This charter provides that the Compensation and Talent Management Committee shall, among other things, assist the Board of Directors in its oversight of executive compensation, management development and succession, board compensation and executive compensation disclosure. The full text of the charter can be found at investors.shopify.com.
In 2021, our Compensation and Talent Management Committee and the Board of Directors considered many factors in determining adjustments to the cash and equity compensation of our executives, including our NEOs. The Compensation and Talent Management Committee considered the need to attract and retain executive talent, the highly competitive market for executive talent, and the market analysis and observations provided by the Compensation and Talent Management Committee's compensation consultant, discussed below.
Our Compensation and Talent Management Committee currently consists of Gail Goodman (Chair), Robert Ashe, and John Phillips, each of whom is considered by the Board of Directors to be independent. For more information on the skills and experience of our Compensation and Talent Management Committee members please see their biographies in “Section 2(1): Business of the Meeting – Election of Directors”.
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The Compensation and Talent Management Committee retains Compensia, an independent compensation consulting firm, to advise the committee on executive and board compensation and related governance matters. In 2021, Compensia:
•
reviewed and advised on our compensation comparator group composed of industry-related, public companies with comparable revenue, revenue growth, market capitalization, and employee populations for use in executive and board compensation benchmarking;

•	conducted executive and board compensation assessments against compensation for similarly situated executives and board members at our comparator group companies;
•
assisted in reviewing the competitiveness and design of the Compensation and Talent Management Committee's recommended cash and equity compensation arrangements for our executives and members of the Board of Directors;

•	assisted in designing the size and structure of new equity awards for our executives;
•	assisted with the review and development of our broader equity compensation strategy; and
•	attended and supported all Compensation and Talent Management Committee meetings.
Executive Compensation-Related Fees
For the services rendered in 2021, aggregate professional service fees paid to Compensia were $175,337. Compensia did not provide any services to Shopify other than directly to the Compensation and Talent Management Committee or as approved and overseen by the Compensation and Talent Management Committee.
Year	Consulting Firm	Executive Compensation Consulting-Related Fees ($)	All Other Fees	Total Fees ($)	Currency
2021	Compensia	175,337	—	175,337	USD
2020	Compensia	145,219	—	145,219	USD
Comparator Group
The fiscal year 2021 compensation comparator group was developed in 2020 by Compensia, our Compensation and Talent Management Committee's independent compensation consultant, and reviewed and approved by our Compensation and Talent Management Committee. Generally, the comparator group consisted of similar industry public companies with comparable revenue, revenue growth, market capitalization, and employee populations to Shopify.
The compensation comparator group that was used to inform compensation decisions in terms of level of pay and pay mix for NEOs for fiscal year 2021 consisted of the following companies:
Atlassian Corporation PLC	Pinterest Inc.	Twilio Inc.
Autodesk, Inc.	RingCentral Inc.	Twitter Inc.
CoStar Group	ServiceNow Inc.	Veeva Systems Inc.
Docusign Inc.	Slack Technologies, Inc.	Workday Inc.
Lyft Inc.	Snap Inc.	Zillow Group Inc.
Okta Inc.	Splunk Inc.	Zoom Video Communications Inc.
Palo Alto Networks Inc.	Block Inc. (formerly Square Inc.)
The Compensation and Talent Management Committee reviews and updates these peer companies on at least an annual basis if changes in market position and company size or other company circumstances, including our own, suggest more representative comparator group companies.
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Program Design
In 2021, our compensation program consisted of the following elements:

Component	Form	Rationale	Review Process	Award Determination
Base Salary	Cash	Provided as a fixed source of compensation	Reviewed annually Adjustments may be warranted throughout the year
Established based on the scope of the executive officer's responsibilities, impact, internal fairness, criticality, and market data.

Takes into consideration:
- Total compensation opportunity
- Individual level of impact
- Promotions or other changes in the scope or breadth of role or responsibilities
- Desired positioning relative to market
- Shopify performance on key business measures
- Internal fairness

Long-Term Incentive (Equity)	Stock Options and Restricted Share Units (RSUs)	Serves as an effective retention tool and focuses the executive officers on creating long term value over time
Reviewed annually

Prior to November 2017, equity awards were subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, the remainder vesting in equal quarterly instalments over the next three years.

Equity awards are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in equal quarterly instalments over the next two years.

Size of equity awards and frequency of grants are based on:
- Total compensation opportunity
- Attraction and retention
- Market competitiveness
- CEO's recommendations for executives and leadership:
  - Individual level of impact
  - Changes in scope or breadth of role   or responsibilities
  - Existing equity award holdings   (including the unvested portion of   such awards)
  - Internal fairness
- Our available equity plan funding /dilution limitations
- Review of market practices related to aggregate equity dilution metrics such as burn rate and compensation expense

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Component	Form	Rationale	Review Process	Award Determination
Employee Benefits & Perks	Flexible vacation, benefits and perks	Attraction and retention	Ongoing
Benefits include health, dental, life, and disability insurance benefits.

Voluntary perquisites are limited and include flexible vacation and a flexible spending allowance.

The same benefits and perks are offered to all Shopify employees.

Fiscal Year 2021 Base Salaries
The Compensation and Talent Management Committee determined the fiscal year 2021 base salary of each of our NEOs after considering market data, input from our independent consultant Compensia and the recommendations of our CEO, other than with respect to his own base salary. At the beginning of fiscal year 2021, the Compensation and Talent Management Committee determined to increase the base salaries of one of our NEOs. In making this determination, the Compensation and Talent Management Committee took into consideration the total compensation opportunity, changes in the scope or breadth of role or responsibilities and the competitive market.
For the second consecutive year, the Compensation and Talent Management Committee approved Mr. Lütke's request to receive a $1 salary, with the remainder of his market-based annual compensation in stock options subject to vesting. This reflects a strong belief from Mr. Lütke in the long-term performance of the Company, and the Board and Mr. Lütke's desire to ensure that his realized pay outcomes continue to be aligned with the interests of our shareholders over the long term.
Mr. Lütke's 2021 equity award was maintained as 100% stock options, consistent with the prior year, to continue to focus Mr. Lütke's compensation opportunity on long-term performance in alignment with investor interests by ensuring that his pay is tied solely to continued growth in Shopify's value.
The table below sets forth the annual base salaries for our NEOs for fiscal year 2021 including the percentage increase or decreases from 2020.
Name	Effective Date	Base Salary ($US)(1)	Base Salary ($CAD)	Increase/(decrease) from prior base salary ($CAD) (%)
Tobias Lütke	January 1, 2021	0.7888	1	(100)%
Amy Shapero(2)	January 1, 2021	600,000	760,649	1.4%
Allan Leinwand	October 25, 2021	600,000	760,649	n/a
Toby Shannan	January 1, 2021	512,720	650,000	0%
Harley Finkelstein	January 1, 2021	473,280	600,000	0%
(1)
All base salaries are paid to our NEOs in Canadian dollars with the exception of Amy Shapero and Allan Leinwand. The 2021 base salary amounts reported in the above table, and the 2020 base salary amount used to calculate the percentage increase have been converted to U.S dollars using an exchange rate of C$1.00 = US$0.7888, which was the Bank of Canada average rate on December 31, 2021.

(2)	Ms. Shapero received an increase in base salary in connection with her relocation to the United States.
Mr. Lemieux, the Company's former Chief Technology Officer, departed from his role on June 30, 2021. His annualized base salary for 2021 was C$700,000 or US$558,600, based on the Bank of Canada average exchange rate on December 31, 2021.
We do not provide any form of short-term incentives (performance bonuses or other incentives) to our executive officers. We expect our executive officers to perform at a level deserving of a bonus, and have taken their performance into consideration in setting total compensation for the executive officers. We believe that having a substantial portion of our NEOs' compensation tied to equity compensation aligns more closely with our business strategy with a focus on long-term growth and innovation. We believe this structure promotes a focus on long-term retention and shareholder value creation.
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Fiscal Year 2021 Equity Awards
In 2021, the Compensation and Talent Management Committee granted restricted share units (“RSUs”) and stock options to each of our NEOs with the exception of Mr. Leinwand who received only RSUs, after assessing whether each NEO was properly incentivized and based on its review of the factors described above. Details relating to the RSUs and stock options granted to each NEO in fiscal year 2021 are shown in the table below. Mr. Lütke's 2021 equity award was 100% an option-based award to focus Mr. Lütke's compensation on long-term pay and performance and to align compensation with investor interests by ensuring that pay is closely tied to continued growth in Shopify's value. All 2021 equity awards granted to NEOs are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the next two years.
Name	Share-based Awards(1) ($US)	Option-based Awards(2) ($US)
Tobias Lütke	—	20,000,457
Amy Shapero	3,500,395	3,500,120
Allan Leinwand	13,001,236	—
Toby Shannan	3,001,070	3,000,256
Harley Finkelstein	3,250,732	3,250,456
Jean-Michel Lemieux(3)	4,001,000	4,000,520
(1)
The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received may differ.

(2)
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.

(3)
Mr. Lemieux's award was granted in March 2021, prior to his departure on June 30, 2021. The RSUs and stock options granted to Mr. Lemieux prior to such date were canceled and forfeited in accordance with the terms of the plans and the applicable grant agreements.

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Compensation Risk Oversight
As part of the review of the compensation paid to our executives, the Board of Directors considers the potential risks associated with the structure and design of our various compensation plans as further set out below. We believe that our compensation programs do not encourage excessive or unnecessary risk-taking behavior and that there were no significant risks arising from Shopify's executive compensation programs that were reasonably likely to have a material adverse effect on the Company.
Balance between short- and long-term performance objectives	☑
We do not offer annual / short-term incentives. We expect all employees to perform at a high level of impact and provide a base salary for this contribution. In addition to base salary we provide long-term incentives in the form of stock options and RSUs. While we take into account both short-term and individual performance, we want our primary focus to be on the long-term growth of Shopify.

Preservation of Board discretion	☑	The Board of Directors has the ability to apply its discretion on base salary increases and the value, award mix and vesting of equity compensation.
External independent advice	☑
The Compensation and Talent Management Committee has retained independent advisors to deliver independent advice on executive compensation and related matters. The majority of the Board of Directors (and 100% of the Compensation and Talent Management Committee) is independent.

Stress testing and predictive modeling of equity program	☑	Equity plan outcomes are stress tested to ensure appropriate pay and performance alignment and retention. Predictive modeling of equity programs is reviewed quarterly.
Vesting of equity awards	☑	Equity awards generally vest over three years at a rate of 33.33% on the first anniversary of the vesting start date, and the remainder vesting in equal quarterly installments over the next two years.
No hedging	☑
All Shopify directors and employees are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shopify securities, may not buy Shopify securities on margin, and are strongly discouraged from using Shopify securities as collateral for loans.

Regular monitoring of market practice/investor outreach	☑
The Compensation and Talent Management Committee reviews and considers evolving best compensation governance practices and policies. In 2021, at our annual general and special meeting, Shopify presented a non-binding advisory vote on the Company's approach to executive compensation. 93.97% of all votes cast at the annual and special meeting of shareholders were in favour of Shopify's approach to executive compensation. Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation again this year. We value feedback from our shareholders on our executive compensation program and corporate governance policies and welcome input, as it impacts our decision-making. In 2021, we met with shareholders owning 50% of Shopify's Class A subordinate voting shares, whose feedback indicated our shareholder outreach programs are aligned with their interests. We believe that ongoing engagement builds mutual trust with our shareholders and will continue to monitor feedback from our shareholders and may solicit feedback, as appropriate.

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2021 Summary Compensation Table
The following table shows the amount and type of compensation earned by our NEOs in 2021, 2020 and 2019 as of December 31, 2021, 2020, and 2019.
Name and Principal Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Tobias Lütke CEO	2021	1	—	20,000,457	—	—	—	—	20,000,458
	2020	104,721	—	15,000,456	—	—	—	—	15,105,177
	2019	615,920	—	10,000,032	—	—	—	—	10,615,952
Amy Shapero CFO	2021	596,850	3,500,395	3,500,120	—	—	—	13,277	7,610,642
	2020	589,050	3,000,326	3,000,091	—	—	—	—	6,589,467
	2019	538,930	2,000,053	2,000,023	—	—	—	—	4,539,006
Allan Leinwand Chief Technology Officer	2021	112,500	13,001,236	—	—	—	—	100,000	13,213,736

Toby Shannan Chief Operating Officer	2021	512,720	3,001,070	3,000,256	—	—	—	—	6,514,046
	2020	373,719	4,000,226	4,000,143	—	—	—	—	8,374,088
	2019	307,960	1,000,027	1,000,012	—	—	—	—	2,307,999
Harley Finkelstein President	2021	473,280	3,250,732	3,250,456	—	—	—	—	6,974,468
	2020	471,240	2,500,272	2,500,136	—	—	—	—	5,471,648
	2019	423,445	2,000,053	2,000,023	—	—	—	—	4,423,521
Jean-Michel Lemieux Former Chief Technology Officer	2021	276,080	4,001,000	4,000,520	—	—	—	—	8,277,600
	2020	549,780	3,500,381	3,500,226	—	—	—	—	7,550,387
	2019	384,950	1,000,027	1,000,012	—	—	—	—	2,384,989
(1)
Base salaries are paid to our NEOs in Canadian dollars with the exception of Amy Shapero and Allan Leinwand. The 2021 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7888, which was the Bank of Canada average rate on December 31, 2021. The 2020 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7854, which was the Bank of Canada average rate on December 31, 2020. The 2019 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7699, which was the Bank of Canada average rate on December 31, 2019.

Effective March 1, 2020, the Compensation and Talent Management Committee approved Mr. Lütke's request to receive a base salary of $1 per year.
Mr. Leinwand began his employment with Shopify on October 25, 2021. The 2021 base salary in the above table reflects the compensation received from October 25, 2021 to December 31, 2021.
Mr. Lemieux departed from his role on June 30, 2021. The 2021 salary in the above table reflects the compensation received from January 1, 2021 to June 30, 2021.
(2)
The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received may differ.

(3)
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by US$535.76 in 2021, either US$179.32 or US$392.73 in 2020 and US$84.38 in 2019.

These values were used both for the purposes of compensation (grant date fair value) and accounting value and were derived using the Black-Scholes methodology. The underlying assumptions used in fair valuing the options were as follows:
2021 Grants: Date March 3, 2021; Share price: $1,280.32; Expected dividend yield: nil; Expected Volatility: 52.85%; Risk-free interest rate: 0.53%; Expected option life: 4.20 years; Fair value per stock option granted: $535.76.
2020 Grants: Date March 2, 2020; Share price: $465.60; Expected dividend yield: nil; Expected volatility: 45.80%; Risk-free interest rate: 1.10%; Expected option life: 4.42 years; Fair value per stock option granted: $179.32. Date November 13, 2020; Share price: $938.11; Expected dividend yield: nil; Expected volatility: 52.71%; Risk-free interest rate: 0.39%; Expected option life: 4.27 years; Fair value per stock option granted: $392.73.
2019 Grant: Date February 25, 2019; Share price: $180.38; Expected dividend yield: nil; Expected volatility: 50.97%; Risk-free interest rate: 2.50%; Expected option life: 5.02 years; Fair value per stock option granted: $84.38.
This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.
(4)	We do not currently offer non-equity incentive plan compensation.
(5)	We do not currently offer a deferred compensation plan or pension plan.
(6)
Mr. Leinwand received a one-time, lump sum signing bonus when he was hired in 2021, which was paid in U.S. dollars. Shopify also paid on behalf of Ms. Shapero fees from Deloitte LLP pertaining to tax preparation, which fees were paid in Canadian dollars and converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7888, which was the Bank of Canada average rate on December 31, 2021.

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Outstanding Option-Based and Share-Based Awards
The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2021.
Name and Principal Position	Option-Based Awards				Share-Based Awards
	Number of Securities underlying unexercised options(1) (#)	Option Exercise Price ($)	Option expiration date	Value of Unexercised In-The- Money Options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tobias Lütke CEO	9,876	180.38	February 25, 2029	11,821,671	—	—	—
	34,855	465.60	March 2, 2030	31,780,440	—	—	—
	37,331	1,280.32	March 3, 2031	3,623,720	—	—	—
Amy Shapero CFO	15,952	180.38	February 25, 2029	19,094,704	6,343	8,736,785	—
	16,730	465.60	March 2, 2030	15,254,247	—	—	—
	6,533	1,280.32	March 3, 2031	634,158	—	—	—
Allan Leinwand Chief Technology Officer	—	—	—	—	8,329	11,472,281	—
Toby Shannan Chief Operating Officer	2,500	22.44	March 3, 2026	3,387,375	5,925	8,161,265	—
	4,000	62.15	February 24, 2027	5,260,960	—	—	—
	7,066	136.55	March 1, 2028	8,767,775	—	—	—
	11,851	180.38	February 25, 2029	14,185,766
	8,365	465.60	March 2, 2030	7,627,123	—	—	—
	6,366	938.11	November 13, 2030	2,796,456	—	—	—
	5,600	1,280.32	March 3, 2031	543,592	—	—	—
Harley Finkelstein President	16,070	62.15	February 24, 2027	21,135,907	5,701	7,851,812	—
	28,261	136.55	March 1, 2028	35,067,379	—	—	—
	23,702	180.38	February 25, 2029	28,371,531	—	—	—
	13,942	465.60	March 2, 2030	12,712,176	—	—	—
	6,067	1,280.32	March 3, 2031	588,924	—	—	—
(1)
These stock options were granted under our Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see “Equity Plans - Stock Option Plan”, below.

(2)
Options are “in-the-money” if the market price of the shares covered by the options is greater than the option exercise price. Stock options are granted in U.S. dollars and the values for stock options reflected in the above table are calculated based on the difference between the closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2021, which was of US$1,377.39, and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

(3)
RSUs were granted under the LTIP and each unit vests as one Class A subordinate voting share. For a description of the terms of RSUs granted under the LTIP, see “Equity Plans - Long-Term Incentive Plan”, below. Values are calculated based on the closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2021, which was US$1,377.39.

(4)
Mr. Lemieux, the company's former Chief Technology Officer, departed from his role on June 30, 2021. The RSUs and stock options granted to Mr. Lemieux prior to such date were canceled and forfeited in accordance with the terms of the plans and the applicable grant agreements.

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Incentive Plan Awards-Value Vested or Earned During the Year
The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested in accordance with their terms during the year ending December 31, 2021.
Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Tobias Lütke	120,268,980	7,123,133	—
Amy Shapero	27,104,864	22,111,272	—
Allan Leinwand	—	—	—
Toby Shannan	15,238,172	7,658,044	—
Harley Finkelstein	25,433,474	11,999,249	—
Jean-Michel Lemieux(3)	13,735,592	6,453,390	—
(1)
Represents the value of potential gains from options that vested during 2021. Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on the vesting date and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

(2)
Represents the actual value of realized gains resulting from RSUs that vested during 2021. Gains reflect the received sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

(3)
Mr. Lemieux, our former Chief Technology Officer, departed from his role on June 30, 2021. For additional information on payments made on his departure, please refer to the All Other Compensation column in the Summary Compensation Table above, as well as the 2021 Outstanding Option-Based and Share-based Awards Table above.

Executive Employment Arrangements and Termination and Change in Control Benefits
We have entered into employment agreements with Tobias Lütke, Amy Shapero, Allan Leinwand, Toby Shannan and Harley Finkelstein that are outlined below. We believe these arrangements help the NEOs maintain continued focus and dedication to their responsibilities in the best interests of Shopify.
Tobias Lütke
On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our CEO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke's agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Lütke's employment agreement provides that he is entitled to:
•
a termination payment equal to a period of 12 months of base salary, plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of 18 months; and

•	continued benefits for such period of time, and all eligible bonuses.
Mr. Lütke's agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.
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Amy Shapero
On April 1, 2021, we entered into an employment agreement with Ms. Shapero setting forth the terms and conditions of her employment as our Chief Financial Officer, which provided for her initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Ms. Shapero's agreement also provides that the vesting of any unvested equity awarded to Ms. Shapero will be accelerated in the event of her involuntary termination of employment or resignation for good reason solely as a result, and within 12 months, of a change in control of the Company, dependent on her signing a full release of all claims against Shopify. In addition, in the case of termination of her employment other than for cause, Ms. Shapero's employment agreement provides that she is entitled to:
•	a termination payment equal to 12 months of base salary, plus one additional week of base salary for each complete year of service; and
•	a lump sum payment equal to the cost of six months of COBRA health benefit continuation coverage.
Allan Leinwand
On March 23, 2022, we entered into an employment agreement with Mr. Leinwand setting forth the terms and conditions of his employment as our Chief Technology Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Leinwand's agreement also provides that the vesting of any unvested equity awarded to Mr. Leinwand will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result, and within 12 months, after a change in control transaction. In addition, in the case of termination of his employment other than for cause, Mr. Leinwand's employment agreement provides that he is entitled to:
•	a termination payment equal to 12 months of base salary, plus one additional week of base salary for each complete year of service; and
•	a lump sum payment equal to the cost of six months of COBRA health benefit continuation coverage.
Toby Shannan
On November 11, 2020, we entered into a new employment agreement with Mr. Shannan setting forth the terms and conditions of his employment which provided for his base salary and an equity award in connection with his new role as Chief Operating Officer, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. The agreement superseded Mr. Shannan's previous employment agreements dated December 9, 2010 and February 24, 2020.
Mr. Shannan's agreement provides that:
•
In the case of termination of employment by Shopify without cause or resignation for good reason, Mr. Shannan is entitled to a termination payment equal to a period of 12 months plus one additional week of base salary for each year of service performed by him since June 14, 2010, dependent on him signing a full release of all claims against Shopify.

•
The vesting of any unvested equity awarded to Mr. Shannan will be accelerated in the event of a termination by Shopify without cause or resignation for good reason within 12 months following a change in control of the Company, dependent on him signing a full release of all claims against Shopify.

Harley Finkelstein
On February 24, 2020, we entered into a new employment agreement with Mr. Finkelstein setting forth the terms and conditions of his employment as our President, which included, among other things, provisions regarding base salary, equity awards, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. The agreement supersedes Mr. Finkelstein's prior employment agreement dated December 9, 2010.
The agreement also provides for:
•
In the case of termination of employment by Shopify without cause or resignation for good reason, Mr. Finkelstein is entitled to a termination payment equal to 12 months of base salary, plus one additional week of base salary for each complete year of service performed by him, dependent on him signing a full release of all claims against Shopify.

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•
The vesting of any unvested equity awarded to Mr. Finkelstein will be accelerated in the event of a termination by Shopify without cause or resignation for good reason within 12 months following a change in control of the Company, dependent on him signing a full release of all claims against Shopify.

The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, had they occurred on December 31, 2021.
Name and Principal Position	Event	Severance(1) ($)	Options(2) ($)	Share- Based Awards(3) ($)	Total ($)
Tobias Lütke CEO	Termination other than for cause	1	—	—	1
	Change in control(4)	1	47,225,072	—	47,225,073
Amy Shapero CFO	Termination other than for cause; Change in control(5)	634,615	9,354,189	8,736,785	18,725,589
Allan Leinwand Chief Technology Officer	Termination other than for cause	600,000	—	—	600,000
	Change in control(6)	600,000	—	11,472,281	12,072,281
Toby Shannan Chief Operating Officer	Termination other than for cause	621,180	—	—	621,180
	Change in control(7)	621,180	6,768,510	8,161,265	15,550,955
Harley Finkelstein President	Termination other than for cause	573,397	—	—	573,397
	Change in control(8)	573,397	8,249,759	7,851,812	16,674,968
(1)
Severance payments are calculated based on the base salary we pay to the NEO, which is paid in Canadian dollars. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7888, which was the Bank of Canada daily average rate on December 31, 2021.

(2)	The value of unvested options is calculated based on the closing price on the NYSE of $1,377.39 on December 31, 2021 of our Class A subordinate voting shares.
(3)	The value of unvested share-based awards is calculated based on the closing price on the NYSE of $1,377.39 on December 31, 2021 of our Class A subordinate voting shares.
(4)	Mr. Lütke's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of a change in control transaction.
(5)
Ms. Shapero's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of her involuntary termination of employment or resignation for good reason solely as a result, and within 12 months, after a change in control transaction.

(6)
Mr. Leinwand's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result, and within 12 months, after a change in control transaction.

(7)
Mr. Shannan's employment agreement, provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result, and within 12 months, after a change in control transaction.

(8)
Mr. Finkelstein's employment agreement, provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result, and within 12 months, after a change in control transaction.

Mr. Lemieux, the Company's former Chief Technology Officer, departed from his role on June 30, 2021. For additional information on payments made on his departure, please refer to the All Other Compensation column in the Summary Compensation Table above, as well as the 2021 Outstanding Option-Based and Share-based Awards Table above.
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Compensation of Directors
Pursuant to Shopify's Corporate Governance Guidelines, the form and amount of director compensation will be reviewed at least annually by the Compensation and Talent Management Committee, which will make recommendations to the Board of Directors based on such review. The Board of Directors retains the ultimate authority to determine the form and amount of director compensation. The Compensation and Talent Management Committee reviews the magnitude and structure of director compensation on an annual basis to ensure that the Company offers compensation that is:
•	commensurate with the efforts we expect from our existing members of the Board of Directors;
•	aligned with our Shareholders' interests as we grow;
•	competitive in our industry to promote the attraction of the best possible candidates to assist the Company and its Shareholders to maximize the opportunity presented by that growth; and
•	aligned relative to the practices of the same peer group used for executive compensation benchmarking
Mr. Lütke, the Chair of our Board of Directors and our Chief Executive Officer, does not receive any additional compensation for his service as a director in accordance with our policy that executive officers or employees who are also directors do not receive additional compensation for their service as directors. See above “Compensation of Executives”, for disclosure relating to his compensation.
In 2020, the Board of Directors approved the following amounts for director compensation for 2021:
Position	2021 Fees
Annual Board Member Retainer	$40,000
Audit Committee Chair	$20,000
Compensation and Talent Management Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Audit Committee Member	$10,000
Compensation and Talent Management Committee Member	$6,000
Nominating and Corporate Governance Committee Member	$3,000
Members of the Special Committee did not receive any special compensation for their work as members of the Special Committee.
In addition to the 2021 cash retainer fees, each non-employee director was entitled to receive an annual equity award with an intended grant date dollar value of approximately $250,000. The Lead Independent Director also received an additional equity award valued at approximately $30,000. Each equity award was made up of 100% RSUs issued under our LTIP, and are subject to time-based vesting at a rate of 100% on the first anniversary of the vesting start date. All new directors also receive a new hire equity award with an intended grant date value of approximately $400,000. The new hire equity award is made up of 100% RSUs issued under our LTIP and are subject to time-based vesting over three years, with 33.33% vesting on the first anniversary of the vesting start date and the remainder vesting in equal quarterly installments over the next two years.
Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board of Directors or committee meetings or otherwise in connection with their role as a director. In light of restrictions established in response to the COVID-19 pandemic, all meetings of the Board of Directors were held by teleconference in 2021. Directors do not receive any payment for attending meetings.
Mr. Levine and Mr. Phillips voluntarily waived their 2021 compensation. Mr. Ashe elected to defer his cash compensation in 2021 by converting 100% of such compensation into Deferred Stock Units (“DSUs”).
The following table shows the compensation earned by each of our non-employee directors during 2021. Mr. Lütke, our Chief Executive Officer, does not appear in this table as he does not receive any additional compensation for his services as a director.
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Director Compensation Table
Director	Fee Earned(1) ($)	Deferred Share Units(2) ($)	Share Based Awards(3) ($)	Option Based Awards(4) ($)	Non- Equity Incentive Plan Compensation(5) ($)	Pension Value(6)	All Other Compensation(7) ($)	Total ($)
Robert Ashe	—	65,333	280,686	—	—	—	—	346,019
Gail Goodman	61,250	—	250,342	—	—	—	—	311,592
Jeremy Levine	—	—	—	—	—	—	—	—
Colleen Johnston	63,000	15,746	250,342	—	—	—	—	329,088
John Phillips	—	—	—	—	—	—	—	—
Fidji Simo(8)	—	—	—	—	—	—	—	—
(1)	Messrs. Levine and Phillips declined fees in 2021.
(2)	Mr. Ashe elected to defer his cash compensation in 2021 by converting 100% of such compensation into DSUs. Ms. Johnston's DSUs for 2021 are in relation to her Q4 2020 board fees.
(3)
Messrs. Levine, and Phillips declined equity compensation awards in 2021. The value of share based awards shown for the other directors is the grant date fair value for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by the Directors, and the actual value received will differ.

(4)	We do not currently offer option-based awards to our directors.
(5)	We do not currently offer non-equity incentive plan compensation to our directors.
(6)	We do not currently offer a pension plan to our directors.
(7)	None of the directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees.
(8)	Ms. Simo was appointed to the Board of Directors on December 15, 2021 and received no awards in 2021.
Outstanding Option-based and Share-based Awards
The following table indicates, for each of the directors except for Mr. Lütke, all option-based and share-based awards outstanding as of December 31, 2021. Equity awards granted to our directors prior to November 2017 are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal quarterly installments over the next three years. New hire equity awards granted to our directors from November 2017 on are subject to a time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date with the remainder vesting in equal quarterly installments over the next two years. Annual equity awards granted to our directors in 2021 are subject to a time-based vesting at a rate of 100% on the first anniversary of the vesting start date.
Director	Option-Based Awards				Share-Based Awards
	Number of Securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Ashe	57,500(1)	6.22	December 17, 2024	78,842,275	259	356,744	—
	1,624(2)	137.72	May 10, 2028	2,013,224	838	—	1,153,619
Gail Goodman	7,143(2)	39.72	November 16, 2026	9,554,977	231	318,177	—
	1,247(2)	98.34	November 15, 2027	1,594,975	—	—	—
	1,412(2)	137.72	May 10, 2028	1,750,414	—	—	—
Jeremy Levine	—	—	—	—	—	—	—
Colleen Johnston	—	—	—	—	416	572,994	—
	—	—	—	—	84	—	115,260
John Phillips	—	—	—	—	—	—	—
Fidji Simo	—	—	—	—	—	—	—
(1)
Stock options were granted under our Legacy Option Plan and each such option is exercisable for one Class B multiple voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see “Equity Plans - Legacy Option Plan”, below.

(2)
Stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see “Equity Plans - Stock Option Plan”, below.

(3)
Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2021, which was of US$1,377.39, and the exercise price.

(4)	Value is calculated based on the closing market price of Shopify's Class A subordinate voting shares on NYSE on December 31, 2021, which was US$1,377.39.
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Incentive Plan Awards - Value Vested or Earned During the Year
The following table indicates, for each of the directors except for Mr. Lütke, who hold incentive plan awards, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2021.
Director	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)
Robert Ashe	—	413,389
Gail Goodman	—	368,903
Colleen Johnston	—	1,405,949
(1)	Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on the vesting date and the exercise price.
(2)	Values are calculated based on the number of units vested and the actual realized sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.
The charter of our Compensation and Talent Management Committee provides that the Committee will review compensation for members of our Board of Directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The Compensation and Talent Management Committee will make recommendations to our Board of Directors with respect to changes to our approach to director compensation as it considers appropriate.
Equity Plans
Our Board of Directors is responsible for administering our Stock Option Plan (“Stock Option Plan”) and LTIP, and the Compensation and Talent Management Committee makes recommendations to our Board of Directors in respect of matters relating to such plans. Our Stock Option Plan and LTIP were further amended and restated in May 2021 in connection with the approval of these plans by our Shareholders.
The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year.
Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares. For 2021, our Board of Directors approved the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP.
Shopify competes globally for talent in a very aggressive labor market. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high-performing talent who are key to supporting our growth and future success. The Board of Directors believe that our ability to offer competitive equity compensation has been, and will continue to be critical to our ability to attract and retain these highly qualified and skilled employees. In our environment of high growth, and the aggressively competitive labor market globally for the skills that we need, the annual 5% increase to the number of shares available for issuance allows us to provide competitive equity compensation under our plans that otherwise would not be possible based on our internal forecasts over the next few years.
Copies of each of the Fourth Amended and Restated Legacy Option Plan (the “Legacy Option Plan”), the current Stock Option Plan and the current LTIP are available on SEDAR at sedar.com, and on EDGAR at sec.gov.
Our Board of Directors is also responsible for administering the options issued to employees of 6 River Systems, Inc. (“6RS”) under the 6 River Systems, Inc. Amended and Restated 2016 Stock Option and Grant Plan (the “6RS Stock Option Plan”). Shopify assumed the 6RS Stock Option Plan in connection with the acquisition of 6RS on October 17, 2019. Following the acquisition, no additional options have been or will be granted under the 6RS Stock Option Plan. A copy of the 6RS Stock Option Plan is available on EDGAR at sec.gov.
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Stock Option Plan
Our Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.
Our Board of Directors may amend the Stock Option Plan or any option at any time without the consent of the optionees, as long as the amendment (i) does not adversely alter or impair any option previously granted, except as permitted by the terms of the Stock Option Plan, (ii) is subject to any required regulatory approvals and (iii) is in compliance with applicable law and subject to shareholder approval (if required), the requirements of the TSX or the Stock Option Plan. The Board of Directors may from time to time, in its discretion and without the approval of shareholders, amend the Stock Option Plan or any option in a manner for which shareholder approval is not otherwise specifically required under the terms of the Stock Option Plan, and such amendments at the discretion of the Board of Directors may include but are not limited to:
•	amendments of a general housekeeping or clerical nature that clarify, correct or rectify any ambiguity, defective provision, error or omission;
•	amendments to the provisions governing vesting, assignability and effect of termination of a participant's employment or office;
•	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
•	a change to advance the date on which any option may be exercised under the Stock Option Plan; and
•	a change to the eligible participants of the Stock Option Plan.
For greater certainty, our Board of Directors is required to obtain Shareholder approval to make the following amendments:
•
any amendment which reduces the exercise price of any option after the options have been granted, or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

•	any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a blackout period;
•
any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;

•	any amendment to remove or to exceed the limits with respect to “Insiders” (as defined by the TSX) set out in the Stock Option Plan; and
•	any amendment to the amendment provisions of the Stock Option Plan.
Summary of other key terms of the Stock Option Plan:
Eligibility
The Stock Option Plan allows for the grant of Options to our Directors, Executive Officers, Employees, and Consultants. Eligibility is subject to an “insider participation limit”; a limit on grants to “Insiders” so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class B multiple voting shares and Class A subordinate voting shares at such time.

Expired / Cancelled / Forfeited Options
All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan or units under the LTIP will automatically become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Stock Option Plan and the LTIP.

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Exercise Price
All options granted under the Stock Option Plan will have an exercise price determined and approved by the Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time.

Market Price
The market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

Option Term
An option shall be exercisable during a period established by our Board of Directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option.

Vesting	Typically, are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in quarterly installments over the next two years.
Blackout Period
The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Plan Adjustments
The Stock Option Plan provides that appropriate adjustments will be made by our Board of Directors in order to maintain the optionees' economic rights in respect of their options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction. Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Termination	For cause: Forfeiture of all unvested options, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, 90 days to exercise vested options.
Death or incapacity: Forfeiture of all unvested options, one year to exercise vested options.
Change In Control
A participant's grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our Board of Directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Assignment
Except as specifically provided in an option agreement approved by our Board of Directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the Company, transfer options to (i) such optionee's family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.

As of December 31, 2021, a total of 876,346 options were outstanding under the Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) 0.8% of the Class A subordinate voting shares issued and outstanding as of December 31, 2021 and (ii) 0.7% of the aggregate Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2021. As of December 31, 2021, there were 24,799,185 options available to be granted, or 19.7% of the aggregate Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2021.
The annual burn rate of the Stock Option Plan for 2021 was 0.2%, for 2020 was 0.2%, and for 2019 was 0.4%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding for the applicable fiscal year.
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Summary of key terms of the 6RS Stock Option Plan:
Eligibility
The 6RS Stock Option Plan allowed for the grant of options covering shares of the common stock of 6RS to eligible officers, employees, directors, consultants and other key persons of 6RS or any subsidiary. On October 17, 2019, Shopify acquired 6RS by way of merger (the “Merger”). Pursuant to the merger and subject to exercise of a consent agreement, each unvested 6RS option (each, a “6RS Option”) that was held by an individual who was employed by 6RS immediately prior to the closing of the merger (each, a “Continuing Employee”) was cancelled and in exchange each Continuing Employee received options exercisable for Class A subordinate voting shares of Shopify Inc (each, a “Substitute Option”). The number of Class A subordinate voting shares subject to each Substitute Option was determined based on an exchange ratio determined in accordance with the merger agreement (the “Exchange Ratio”). Only Continuing Employees received Substitute Options. In total 88,665 Class A subordinate shares were issuable to Continuing Employees on exercise of Substitute Options following the Merger. Following the Merger, no additional options have been or will be granted pursuant to the 6RS Stock Option Plan.

Expired / Cancelled / Forfeited Options
None of the Class A subordinate voting shares covered by expired, cancelled or forfeited Substitute Options will become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the 6RS Stock Option Plan, the Stock Option Plan or the LTIP.

Exercise Price
The exercise price for each share of 6RS common stock covered by a 6RS Option was not less than 100% of the fair market value of the 6RS common stock on the date of grant. The per share exercise price of each Substitute Option was determined by dividing the per share exercise price of the applicable 6RS Option by the Exchange Ratio. The fair market value of the 6RS common stock was based on the reasonable application of a valuation method not inconsistent with 409A of the U.S. Internal Revenue Code of 1986 as amended.

Option Term
Each Substitute Option has the same expiration date as its corresponding 6RS Option. Each 6RS Stock Option had an exercise term commencing on the date of grant and terminating not later than ten years from the date of grant.

Vesting	Following the Merger, the Substitute Options are subject to the same vesting schedule applicable to the underlying 6RS Options.

Typically the Substitute Options are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, the remainder vesting in monthly installments over the next three years.

Plan Adjustments
Appropriate adjustments will be made by our Board of Directors in order to maintain the optionees' economic rights in respect of the Substitute Options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction. Such adjustments could include adjustments to the exercise price and/ or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of Substitute Options or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Termination	For cause: Forfeiture of all unvested options and, if provided in grant agreement, cancellation of all unexercised options as of date of termination.

Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, right to exercise vested options continues until 90 days after termination on the expiration date of the award, whichever is earlier.

Death or incapacity: Forfeiture of all unvested options, right to exercise vested options continues until one year after termination on the expiration date of the award, whichever is earlier.
Change In Control
In connection with the Merger, each Continuing Employee agreed to waive any acceleration of vesting that would occur solely by reason of a change in control of Shopify following the Merger. In the event a change of control, the outstanding Substitute Options will terminate unless assumed or unless new awards are substituted therefor. In the event of termination in connection with a change of control, each holder of Substitute Options shall be permitted to exercise all such options. In a change of control, Shopify shall also have the right (but not the obligation) to make or provide for a cash payment to holders of the Substitute Options without their consent in exchange for cancellation of the Substitute Options.

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Assignment
Substitute Options are generally not transferable; however, the grant agreement may provide that an optionee may gift options to such optionee's family, trusts for the benefit of family members or partnerships in which such family members are the only partners, provided the transferee agrees in writing to be bound by all terms and conditions of the 6RS Stock Option Plan.

As of December 31, 2021, a total of 30,083 options were outstanding under the 6RS Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) less than 0.01% of the Class A subordinate voting shares issued and outstanding as of December 31, 2021 and (ii) less than 0.01% of the aggregate Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2021. No additional options were granted pursuant to the 6RS Stock Option Plan following the Merger and no additional options will be granted pursuant to the 6RS Stock Option Plan.
Legacy Option Plan
We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our IPO, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B multiple voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013.
The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B multiple voting shares, including adjustments to the exercise price and the number of Class B multiple voting shares to which an optionee is entitled upon exercise of options.
In connection with our IPO, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under “Stock Option Plan”.
No additional options were granted under the Legacy Option Plan after our IPO. As of December 31, 2021, a total of 247,437 options were outstanding under the Legacy Option Plan, and the Class B multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 2.1% of the Class B multiple voting shares issued and outstanding as of December 31, 2021 and (ii) 0.2% of the aggregate Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2021.
LTIP
Under the terms of the LTIP, our Board of Directors, or if authorized by our Board of Directors, our Compensation and Talent Management Committee, may grant LTIP Units as RSUs, Performance Share Units (“PSUs”) or DSUs. Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP Units will be evidenced by a grant agreement with each such participant.
Our Board of Directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP Unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP or as required by applicable law.
Our Board of Directors may amend the LTIP or any LTIP Unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for
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the following amendments and our Board of Directors may make any changes which may include but are not limited to:
•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;
•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP Units; and
•	a change to the eligible participants under the LTIP;
provided that the alteration, amendment or variance does not:
•	increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or
•	amend the amendment provisions of the LTIP.
Our Board of Directors is required to obtain shareholder approval to make the following amendments:
•
any increase to the maximum number of Class A subordinate shares issuable from treasury under the LTIP and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;

•	any amendment to remove or to exceed the limits with respect to “Insiders” (as defined by the TSX) set out in the LTIP; and
•	any amendment to the amendment provisions of the LTIP.
Summary of other key terms of the LTIP:
Eligibility
The LTIP allows for the grant of units to directors, executive officers, employees and consultants of the Company or any of its affiliates. Eligibility is subject to an “insider participation limit”; a limit on grants to “Insiders” (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class B multiple voting shares and Class A subordinate voting shares at such time.

Vesting
RSUs: Unless otherwise approved by our Board of Directors and except as otherwise provided in a participant's grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 on the first anniversary date of the grant, and will then vest in equal quarterly installments over the following two years.

DSUs: Unless otherwise approved by our Board of Directors, DSUs recorded in a participant's DSU notional account shall vest on the day that the DSU participant ceases to be a director and, if applicable, an employee of the Company for any reason including as a result of retirement, death, voluntary or involuntary termination without cause, or incapacity.

PSUs: PSUs will vest upon achievement of the performance criteria described in a participant's grant agreement, provided the PSU participant is continuously employed by or in service with the Company, or any of its affiliates, from the grant date until such PSU vesting date.

Dividend Equivalents
In the event a dividend is paid on our Subordinate Voting Shares, then each participant's notional account shall, unless otherwise determined by the Board of Directors in respect of any grant of units, be credited with additional units (including fractional units) equivalent in value to the dollar amount that the participant would have received as dividends if the participant had on the dividend payment date held a number of Subordinate Voting Shares equal to the number of share units in such participant's account prior to the payment of such dividends.

Black out period
In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a blackout period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such blackout period has expired.

Plan Adjustments
The LTIP provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

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Termination	Unless otherwise approved by our Board of Directors, unvested RSUs previously credited to the participant's account will expire when the participant ceases to be an eligible person under the LTIP.
Assignment
Units granted under the LTIP are generally not transferable; however, a participant may, with the prior approval of the Company, transfer units to (i) such participant's family or any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant.

As of December 31, 2021, a total of 843,818 RSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) less than 0.01% of the Class A subordinate voting shares issued and outstanding as of December 31, 2021, and (ii) less than 0.01% of the aggregate Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2021.
As of December 31, 2021, a total of 921 DSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such DSUs represent in the aggregate: (i) less than 0.01% of the Class A subordinate voting shares issued and outstanding as of December 31, 2021 and (ii) less than 0.01% of the aggregate Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2021.
As of December 31, 2021, there were 24,799,185 units available to be granted under the LTIP, or 19.7% of the aggregate Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2021.
The annual burn rate of the LTIP for 2021 was 0.5% for 2020 was 0.4%, and for 2019 was 0.8%. The annual burn rate is calculated by dividing the number of RSUs and DSUs granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding for the applicable fiscal year.
Equity Compensation Plan Information
as of December 31, 2021
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) ($)	Weighted average exercise price of outstanding options, warrants and rights(2) (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c) (#)
Equity Compensation Plans Approved by Shareholders(1)
Legacy Option Plan(4)	247,437	4.76	—
Stock Option Plan(5)	876,346	452.04	see “Total”
Long-Term Incentive Plan(5)	844,739	—	see “Total”
Equity Compensation Plans Not Approved by Shareholders(1)
6RS Stock Option Plan(6)	30,083	34.38	—
Total	1,998,605	n/a	24,799,185(7)
(1)
Each of the Legacy Option Plan, Stock Option Plan and LTIP were approved by shareholders at the Company's 2015 Annual General and Special Meeting. The Stock Option Plan and LTIP were further amended and restated and approved by shareholders at the Company's 2018 and 2021 Annual General and Special Meeting. The 6RS Stock Option Plan was assumed in connection with the Company's acquisition of 6RS on October 17, 2019.

(2)	All outstanding options have an exercise price in U.S. dollars.
(3)	No additional options were granted under the Legacy Option Plan after our May 2015 IPO.
The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate amount of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year, unless the Board of Directors determines to increase by a lesser percentage or not at all. For each of 2018, 2019 and 2020 the Board of Directors approved the 5% increase.
(4)	Options issued under the Legacy Option Plan are exercisable for Class B multiple voting shares.
(5)
Options issued under the Stock Option Plan are exercisable for Class A subordinate voting shares. Each unit granted under the LTIP represents the right to receive one Class A subordinate voting shares in accordance with the terms of the plan.

(6)	Options issued under the 6RS Stock Option Plan are exercisable for Class A subordinate voting shares. No post-acquisition options have been or will be granted under the 6RS Stock Option Plan.
(7)	6,294,857 additional securities were added on January 1, 2022, for a total of 31,094,042.
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As of December 31, 2021, the maximum number of securities issuable under both the Stock Option Plan and the LTIP was 24,799,185 and the Class A subordinate voting shares issuable upon vesting or exercise of such securities, as applicable, represent 19.7% of the aggregate Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2021.
Limitations on Liability and Indemnity Agreements
Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.
The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.
However, indemnification is prohibited under the CBCA unless the individual:
•
acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
Our by-laws require Shopify to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.
Our by-laws authorize Shopify to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.
We have entered into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.
At present we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.
Indebtedness of Directors, Officers and Employees
None of our proposed nominees for directors, current directors, executive officers, employees, and former directors, executive officers and employees, is or has been indebted to the Company at any time.
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SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES
Regulators and Good Governance Organizations
As a corporation incorporated under the CBCA and listed on both the TSX and the NYSE, Shopify is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. The Company, through its Nominating and Corporate Governance Committee, regularly reviews such legislative and regulatory requirements, as well as the best practice recommendations of institutional investors and organizations such as the Canadian Coalition for Good Governance (“CCGG”) and Institutional Shareholder Services (“ISS”). “Schedule H – Statement of Corporate Governance Practices” outlines Shopify's corporate governance practices in relation to the requirements of NI 58-101.
Overall Approach
The Board of Directors and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 – Corporate Governance Guidelines, the corporate governance rules of the NYSE, and applicable Canadian and U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company, and the U.S. requirements so allow, the Company has generally chosen to follow the Canadian requirements. The Company does not consider any of these differences to be material.
Foreign Private Issuer
Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company's by-laws provide for a quorum for any meeting of the holders of the company's common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that a quorum of shareholders is met by the holders of at least 25% of the shares entitled to vote at the meeting, attending the meeting or represented by proxy, and at least two persons entitled to vote at the meeting, attending the meeting or represented by proxy.
Except as stated above and as discussed under “Section 2(3): Business of the Meeting – Approval of the Arrangement – NYSE Considerations”, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.
Set out below are certain key governance practices that are, in the Company's view, essential to creating a Board of Directors and committees that can function independently and effectively and add significant value to the Company.
Corporate Governance
The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect our consideration of the recommended Corporate Governance Guidelines.
The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines. See also “Schedule H – Statement of Corporate Governance Practices”, for a description of our current corporate governance practices in accordance with the requirements of NI 58-101.
Director Independence
It is the objective of the Board of Directors that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board of Directors affirmatively determines have no material relationship with the Company and who meet the additional
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qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the Audit Committee, including those contained in National Instrument 52-110 Audit Committees (“NI 52-110”) and the U.S. Sarbanes-Oxley Act.
Each member of the Board of Directors is required to complete an annual independence questionnaire and update such questionnaire if circumstances change during the year. Based upon the information provided by the directors in such questionnaires, the Board of Directors has determined that all existing directors and proposed director nominees, other than Mr. Lütke, are independent under all of the requisite regulatory and statutory criteria. Brief biographies of the director nominees are included in “Section 2(1): Business of the Meeting – Election of Directors” of this Circular and on our website at investors.shopify.com/governance/board-of-directors.
Our sole non-independent director, Mr. Lütke, founded Shopify in 2004 and has been the Company's Chief Executive Officer since 2008. While the Chair of the Board of Directors is not an independent director, a Lead Independent Director, Robert Ashe, has been appointed. See below “Lead Independent Director”.
Board and Committee Meetings
Our Board Charter states that our Board of Directors will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board of Directors. From time to time the Board of Directors and committees also act by unanimous written consent. The Board of Directors and its committees each have a working plan derived from the respective Board of Directors and committee mandates assigned to scheduled meetings, to ensure that all critical duties and actions are fulfilled throughout the year. As other matters arise throughout the year requiring discussion or approval, additional meetings are convened.
In 2021, there were seven Board of Directors meetings, four Audit Committee meetings, five Compensation and Talent Management Committee meetings, two Nominating and Corporate Governance Committee meetings, and one meeting of an ad hoc Pricing Committee. The ad hoc Pricing Committee, comprised of Gail Goodman, Jeremy Levine and John Phillips, was designated by the Board of Directors to price a public offering of Class A subordinate voting shares in February 2021. In March 2021, the Board of Directors created the Special Committee. See “Section 2(3): Business of the Meeting – Approval of the Arrangement – Background to the Arrangement –Formation of the Special Committee.”
Each director standing for re-election attended at least 85% of all Board of Director meetings held in 2021 and 100% of all standing committee meetings of which they were a member held in 2021.
Meetings of Independent Directors
Our Board of Directors holds regularly scheduled quarterly meetings, an annual review and discussion of management's annual operating plan, and ad hoc meetings from time to time. In camera non-executive sessions are held at the end of all Board of Directors and committee meetings. All of our committees are made up of independent directors. The independent members of our Board of Directors meet with our auditors without management present. The independent members of our Board of Directors also meet, as required, without the non-independent director and members of management. In addition, each member of our Board of Directors is free to suggest the inclusion of agenda items and is free to raise at any Board of Directors meeting subjects that are not on the agenda for that meeting.
Mandate of the Board of Directors
Our Board of Directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management, with the goal of increasing shareholder value over the long term. Our Board of Directors has adopted a Board Charter, a copy of which is attached as “Schedule I – Board Charter” to this Circular and can also be accessed on our website at investors.shopify.com/governance/governance-documents. The Board Charter describes the responsibilities of our Board of Directors, including:
•	appointing our Chief Executive Officer;
•
developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting, and reviewing the performance of our Chief Executive Officer against the corporate goals and objectives;

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•
taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our Code of Conduct and reviewing and monitoring compliance with the Code of Conduct and our enterprise risk management processes;
•	reviewing and approving management's strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and
•	reviewing and approving material transactions not in the ordinary course of business.
Duties and Responsibilities of the Board of Directors
Our directors have fiduciary duties to the Company under the CBCA. In exercising their powers and discharging their duties, our directors must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defense for failure to comply with any provision of the CBCA, our articles, or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our company or in a written report of our auditor to fairly reflect the financial condition of the company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.
Each member of the Board of Directors is expected to spend the time and effort necessary to properly discharge his or her responsibilities as a director of the Company. Accordingly, a director is expected to regularly attend meetings of the Board of Directors and committees on which such director sits, and to review prior to each meeting the materials distributed in advance of such meeting. A director who is unable to attend a meeting is expected to notify the Chair or the chairperson of the appropriate committee in advance of such meeting.
Access to Information and Authority
The Board of Directors is granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board of Directors, and any committee of the Board of Directors, has the authority to, at its sole discretion and at the Company's expense, retain and set the compensation of outside experts, advisors or other professionals, including but not limited to independent legal or accounting advisors, as necessary to assist in the performance of its duties and responsibilities. The Board of Directors, and any committee of the Board of Directors, has the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor, or any other professional retained by the Company to render advice to the Company, attend a meeting of the Board of Directors or such committee, or meet with any members of or advisors to the Board. Pursuant to the Company's Corporate Governance Guidelines, directors are encouraged to speak directly to any member of management regarding any questions or concerns the directors may have. The Board of Directors regularly invites members of management to attend Board of Directors and committee meetings where they share relevant information or insights related to business discussed at such meetings.
Committees of the Board of Directors
Our Board Charter states that the Board of Directors shall appoint from among its members the members of each committee of the Board of Directors, in consultation with the relevant committee. The standing committees of our Board of Directors consist of an Audit Committee, a Compensation and Talent Management Committee, and a Nominating and Corporate Governance Committee. Our committees are comprised entirely of independent directors.
Audit Committee
Our Audit Committee is comprised of Mr. Ashe, Ms. Goodman and Ms. Johnston and is chaired by Ms. Johnston. Our Board of Directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and NI 52-110. Our Board of Directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules and NI 52-110, and has identified the Committee Chair, Ms. Johnston, as an “audit committee financial expert” as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the U.S. Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. The Audit Committee met four times in 2021.
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All of the members of our Audit Committee have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues that can reasonably be expected to be raised by Shopify's financial statements. More specifically, all of our audit committee members have:
•	an ability to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement;
•	an understanding of generally accepted accounting principles (“GAAP”) and financial statements;
•	an ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves or provisions;
•
experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and
•	an understanding of audit committee functions.
Ms. Johnston acquired her financial literacy and expertise as a result of having graduated with a Bachelor of Business Administration from York University's Schulich School of Business, obtaining her Chartered Accountant (fellow) designation, acting in senior leadership roles at Scotiabank for 15 years, including as Chief Financial Officer of Scotia Capital, and at Toronto-Dominion Bank for 14 years, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer.
Mr. Ashe acquired his financial literacy as a result of having graduated with a Bachelor of Commerce, Accounting from the University of Ottawa, obtaining his Chartered Accountant (fellow) designation, and acting as VP Finance, Controller at Cognos for three years and as Chief Corporate Officer with responsibility for finance at Cognos for two years. Mr. Ashe currently serves on the audit committee of one public company, MSCI Inc. (NYSE).
Ms. Goodman acquired her financial literacy as a result of having graduated with a Masters in Business Administration from the Tuck School of Business of Dartmouth College, and acting as Chief Executive Officer of Constant Contact for 17 years.
Our Board of Directors has established an Audit Committee Charter setting forth the purpose, composition, authority and responsibilities of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. A copy of the Audit Committee Charter can be found on our website at investors.shopify.com/governance. The principal purpose of our Audit Committee is to assist our Board of Directors in discharging its oversight of:
•	the quality and integrity of our financial statements and related information;
•	the independence, qualifications, appointment and performance of our external auditor;
•	our disclosure controls and procedures, internal control over financial reporting and management's responsibility for assessing and reporting on the effectiveness of such controls;
•	our compliance with applicable legal and regulatory requirements; and
•	our enterprise risk management processes.
At least annually, the Audit Committee will review and confirm the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.
Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about the Company as it may deem appropriate. It also has the authority in its sole discretion and at the Company's expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.
Our Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.
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Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions (as defined under U.S. GAAP), and is responsible for reviewing and approving or ratifying all related-party transactions.
Pre-Approval Procedures for Non-Audit Services
From time to time, management recommends to and requests approval from the Audit Committee for the provision audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's auditors.
Further information about our Audit Committee can be found in the “Directors and Officers” section and in Exhibit A – Audit Committee Charter of our Annual Information Form filed on February 16, 2022, which can be found on our website, at sedar.com or at sec.gov.
Responsibilities and Duties of the Chair of the Audit Committee
The Chair of the Audit Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Chair of the Board of Directors and the Corporate Secretary, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the committee; in consultation with the Chair of the Board of Directors, ensure that all items requiring the committee's approval are appropriately tabled; report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board of Directors following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board of Directors.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee is comprised of Mr. Ashe, Ms. Johnston, and Mr. Levine, each of whom is independent for purposes of NI 58-101. The Nominating and Corporate Governance Committee is chaired by Mr. Ashe.
Our Board of Directors has established a Nominating and Corporate Governance Committee Charter setting forth the purpose, composition, authority and responsibility of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's purpose is to assist our Board of Directors in:
•	identifying individuals qualified to become members of our Board of Directors;
•	selecting or recommending that our Board of Directors select director nominees for the next annual meeting of shareholders and determining the composition of our Board of Directors and its committees;
•
developing and overseeing a process to assess our Board of Directors, the Chair of the Board of Directors, the committees of the Board of Directors, the chairs of the committees, individual directors and management;

•	developing and implementing our corporate governance guidelines; and
•	overseeing the Company's strategy and initiatives relating to environmental, social and corporate governance matters that are significant to the Company.
Board, Committee and Director Evaluations
It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of our Board of Directors and our Chair and all committees of the Board of Directors and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee annually conducts a formal review process, in order to assess our Board of Directors, each committee and each director regarding his, her or its effectiveness and contribution. The Chair of the Nominating and Corporate Governance Committee then provides a report of the evaluation results to our Board of Directors.
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Directors must notify the Nominating and Corporate Governance Committee upon a change in principal occupation or business association, prior to accepting another directorship, or upon becoming aware of circumstances that may adversely reflect upon such director, any other director, or the Company, so that the potential for conflicts or other factors compromising the director's ability to perform his or her duties may be fully assessed.
Identifying New Candidates for the Board of Directors
The Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility for developing and recommending to the Board of Directors the criteria that are deemed necessary of advisable for prospective director candidates. The Board of Directors has full authority to modify such criteria as and when it sees fit.
The Board of Directors has also delegated to the Nominating and Corporate Governance Committee the responsibility for developing succession plans for the Board of Directors, identifying suitable candidates for nomination to the Board of Directors and assessing their qualifications in light of the Company's Corporate Governance Guidelines and the Nominating and Corporate Governance Committee Charter. The Nominating and Corporate Governance Committee may consider all facts and circumstances that it deems appropriate or advisable under the circumstances, including advice and recommendations from the Company's shareholders, management and others. The Nominating and Corporate Governance Committee will review the prospective candidates' qualifications with the Board of Directors and recommend to the Board of Directors such prospective director candidates. The Board of Directors is ultimately responsible for nominating members for election to the Board of Directors and for filling vacancies on the Board of Directors that may occur between annual meetings of shareholders.
In identifying new candidates for our Board of Directors, the Nominating and Corporate Governance Committee will consider what competencies and skills our Board of Directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board of Directors as a group, and the personality and other qualities of each director, as these may ultimately determine the dynamic of the Board of Directors. The Nominating and Corporate Governance Committee will also consider whether the performance of any candidate is likely to be adversely impacted by excessive time commitments, such as service on other boards.
Shareholders may nominate an individual for election to the Board of Directors by way of a shareholder proposal in accordance with the provisions of the CBCA. The Company must receive such a proposal at least 90 days before the anniversary date of the Notice of Meeting, by February 2, 2023. The Company has adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See “Advance Notice Requirements for Director Nominations” below. The Company believes that the current statutory rights provided to Shareholders adequately address the rights of Shareholders to nominate directors.
Responsibilities and Duties of the Chair of the Nominating and Corporate Governance Committee
The Chair of the Nominating and Corporate Governance Committee has the following responsibilities and duties: chair meetings of the committee; in consultation with the Chair of the Board of Directors and the Corporate Secretary's office, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the committee; in consultation with the Chair of the Board of Directors, ensure that all items requiring the committee's approval are appropriately tabled; report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board of Directors following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board of Directors.
Compensation and Talent Management Committee
Our Compensation and Talent Management Committee is comprised of Mr. Ashe, Ms. Goodman, and Mr. Phillips, and is chaired by Ms. Goodman. Under SEC and the NYSE rules, there are heightened independence standards for members of the Compensation and Talent Management Committee. All of our Compensation and Talent Management Committee members meet this heightened standard and are also independent for purposes of NI 58-101.
Our Board of Directors has established a Compensation and Talent Management Committee Charter setting forth the purpose, composition, authority and responsibility of the Compensation and Talent Management Committee
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consistent with the guidance of the Canadian Securities Administrators and the rules of the NYSE and the SEC. The Compensation and Talent Management Committee's purpose is to assist the Board of Directors in its oversight of executive compensation, management development and succession, director compensation, equity compensation and compensation disclosure. The principal responsibilities and duties of the Compensation and Talent Management Committee include:
•	reviewing at least annually our executive compensation plans;
•
evaluating at least annually our CEO's performance in light of the goals and objectives established by our Board of Directors and, based on such evaluation, and with appropriate input from other independent members of our Board of Directors, determining the CEO's annual compensation;

•
reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our CEO, reviewing the performance of the other executive officers in order to make recommendations to our Board of Directors with respect to the compensation of such officers;

•	assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and
•
reviewing and, if appropriate, recommending to our Board of Directors the approval of any adoption, amendment or termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation and Talent Management Committee by any of those plans.

Compensation and Talent Management Committee Interlocks
None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation and Talent Management Committee. Pursuant to Shopify's Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. Currently there are no board interlocks.
Responsibilities and Duties of the Chair of the Compensation and Talent Management Committee
The Chair of the Compensation and Talent Management Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Chair of the Board of Directors and the Corporate Secretary's office, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the committee; in consultation with the Chair of the Board of Directors, ensure that all items requiring the Committee's approval are appropriately tabled; report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board of Directors following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board of Directors.
Chair of the Board of Directors
Tobias Lütke, our CEO and founder, is the Chair of our Board of Directors. Pursuant to our Board Charter, the Board of Directors shall choose one of its members to be its Chair by majority vote. Our Board of Directors has adopted a written position description for the Chair which sets out the key responsibilities and duties of the Chair: chair meetings of the Board of Directors; chair the annual meeting, and any special meetings, of the shareholders; in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board of Directors; in consultation with the Lead Independent Director, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board of Directors; and as appropriate, carry out any other or special assignments or any functions as may be requested by the Board of Directors or management.
Lead Independent Director
Mr. Ashe, an independent director, has been a director since 2014 and has been our Lead Independent Director since our IPO. In this role, Mr. Ashe is responsible for overseeing the discharge by the Board of Directors of its responsibilities, including that the Board of Directors evaluates the performance of management objectively, and that
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the Board of Directors understands the boundaries between the responsibilities of our Board of Directors and management, and functions independently of our management. Our Lead Independent Director consults with the independent directors and represents such directors, where necessary, in discussions with our management and Chair on the conduct of our Board of Directors meetings, corporate governance, and other issues.
Shopify's Lead Independent Director has the following responsibilities and duties:
•
in co-operation with the Chair, provide leadership to enable the Board of Directors to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate;

•
in consultation with the Chair, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board of Directors;

•	preside over executive sessions of independent directors, and serve as a liaison between the Chair and the independent directors;
•	if the Chair is not present at meetings, the Lead Independent Director will chair such meetings;
•	in consultation with the CEO, ensure that there is an effective relationship between management and the members of the Board of Directors; and
•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Chair or management.
Pursuant to Shopify's Corporate Governance Guidelines, the non-management directors meet in executive session at least semi-annually to discuss, among other matters, the performance of the Chief Executive Officer. The director who presides at these meetings will be the Lead Independent Director or such other non-management director as is selected by a majority of the non-management directors. To date, the presiding director for such meetings has been the Lead Independent Director.
Chief Executive Officer
Our Board of Directors, in conjunction with our CEO, has developed and implemented a written position description for the role of our CEO. Shopify's CEO has overall responsibility for leadership, strategic direction and business results, and will provide the vision and innovation necessary to continue to promote Shopify's excellence and growth.
The CEO is responsible for the development, implementation and continual refinement of Shopify's goals and strategic plans, and the leadership and management skills necessary to achieve them. The CEO will work with the executive management team; oversee the strategic direction and development of the Shopify platform and its products; develop strategic opportunities and partnerships; and encourage the efficient use of Shopify's assets in a responsible manner with a view to achieving its goals.
The CEO will continue an open and communicative relationship with the Board of Directors, providing regular updates, and will enable the Board of Directors to fulfill all required public company governance functions.
Specific responsibilities of the CEO include:
•	serve as a role model for Shopify's vision, values and rules of engagement, and foster a culture of integrity at Shopify;
•
maintain perspective on Shopify's overall long-term goals, and effectively communicate these goals to all employees, provide leadership and overall guidance in the administration and operation of Shopify, and motivate a high-performing and innovative organization;

•	provide high-level strategic and tactical leadership to the Board of Directors and the executive management team;
•	work with the executive management team to develop, review and refine Shopify's business strategy;
•
execute on Shopify's business strategy to improve and develop the platform and its products, develop and nurture new and existing merchants, partnerships, strategic alliances, and other market opportunities, and encourage growth in a responsible and profitable manner both organically and through mergers and acquisitions where appropriate;

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•
provide the Board of Directors assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable and are within the guidelines established by the Audit Committee, if any;

•	guide Shopify to be well positioned in the public marketplace and build relationships to provide the necessary resources to fund and grow Shopify;
•
together with the CFO and other senior management, as appropriate, establish, maintain and oversee the implementation of Shopify's disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of public disclosure documents as required;

•
with the Nominating and Corporate Governance Committee and the Board of Directors, assemble and oversee an effective executive management team, allow the Board of Directors regular exposure to executive management team members, and put into place an effective plan of succession and development for the CEO and executive management team; recommend appointments to the executive management team, monitor performance of the executive management team members and provide feedback and training as appropriate;

•
with the Nominating and Corporate Governance Committee and the Board of Directors, participate in refining the CEO position description and participate in developing CEO annual targets consisting of personal and corporate goals and objectives, present them to the Board of Directors for review and approval, and participate in the Board of Directors' annual evaluation of CEO performance against such goals and objectives; and

•	carry out any other appropriate duties and responsibilities assigned by the Board of Directors.
Orientation and Continuing Education
The Board of Directors is responsible for providing an orientation program for new directors to the Board of Directors and continuing education opportunities for all directors. The Nominating and Corporate Governance Committee is responsible for assisting in the orientation of new directors, including familiarizing new directors with the Company, Chair of the Board of Directors, Lead Independent Director, other directors, management, and the Company's governance processes.
On joining the Board of Directors, new directors are provided with information and participate in meetings with management, executive officers and key members of Company leadership, in order to familiarize themselves with the Company's business and strategic plans, key policies and practices, management structure, auditing and compliance processes, and the Company's Code of Conduct. New members of the Board of Directors also have the opportunity to gain familiarity with the Shopify platform and merchants by connecting with a Shopify merchant, shadowing support interactions between our support team and merchants and learning how to build a Shopify store.
The Chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee's mandate. The Chair of the Board of Directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.
The Board of Directors believes that ongoing education is important for maintaining a current and effective Board of Directors. The Board of Directors and its committees regularly invite different members of Company's management to present to the Board of Directors and its committees on various aspects of the Company's business. Various members of management provide regular updates to the Board of Directors on topics such as, among others, developments in our business, proposed and ongoing strategy, regulatory developments, competitive landscape, privacy security, cyber and data security and fraud governance, economic and other macro trends, financial and corporate governance and social responsibility issues, and other areas of interest or concern.
In addition, all directors have regular access to and contact with senior management, and directors are encouraged to, and do, speak directly to any member of management regarding any questions or concerns the directors may have. The Board of Directors encourages directors to participate in ongoing education, as well as participation in accredited director education programs. Shopify reimburses directors for expenses incurred in connection with these education programs.
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Strategy
The Board of Directors is responsible for reviewing and approving management's strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures. The Board of Directors holds regular, quarterly meetings at which various members of management review with the Board of Directors their strategies, business plans, opportunities and risks. The Board of Directors receives a report from our CEO at each regularly scheduled meeting of the Board of Directors. In addition, each year one additional meeting of the Board of Directors is dedicated entirely to a review and discussion of management's annual operating plan.
Director Equity Ownership
The Company encourages directors to own equity in the Company, whether in the form of stock, options, RSUs, DSUs, or otherwise. However, the Board of Directors believes that the amount and nature of a director's equity ownership is a personal decision, and as a result the Board of Directors has not adopted a policy requiring minimum equity ownership by directors.
Succession Planning
Our Chief Executive Officer works with the Nominating and Corporate Governance Committee and the Board of Directors on a regular basis to ensure there is a current and effective plan of succession and development for the CEO and the executive management team. Our Board of Directors believes that the directors and the CEO should collaborate on management succession planning and that the entire Board of Directors should be involved in the critical aspects of the succession planning process for our CEO, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates, and making key management succession decisions. Management succession is regularly discussed by the directors in meetings of the Board of Directors and in executive sessions of the Board of Directors. In addition, the Board of Directors annually reviews the Company's leadership pipeline, talent strategies including succession, and plans for key positions. Directors also become familiar with potential successors for key positions through various other means, including presentations and informal meetings.
Mechanisms of Board Renewal
Our Board of Directors has not adopted director term limits or mandatory age-related retirement policies. Rather than adopting these or other formal mechanisms of board renewal, the Nominating and Corporate Governance Committee reviews the composition of the Board of Directors on a regular basis, and has established criteria for new directors based upon the Company's current and projected needs. In connection with evaluating recommendations for nomination for re-election, the Nominating and Corporate Governance Committee and the Board of Directors considers director age and tenure. Currently, our oldest director is 71, and our longest serving director is our founder, CEO and Chair of the Board of Directors, Tobias Lütke, who has served since 2004. The remainder of our directors have served for periods between twelve years and four months. See “Election of Directors” in Section 2 for each director's age and the year they were first elected or appointed as a director.
Majority Voting Policy
Shopify has adopted a majority voting policy in compliance with the majority voting requirements of the TSX. Nominees for election to the Board of Directors are required to confirm that they will abide by this policy before their names are put forward for election. A director nominee in an uncontested election who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders must immediately tender his or her resignation to the Chair of the Board of Directors following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to the Board of Directors whether to accept it or not. Our Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. In the event the Board of Directors determines not to accept the resignation, the press release shall state the reasons for such decision. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of the Board of Directors or of any committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board of Directors.
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Disclosure of Voting Results
In accordance with TSX rules, Shopify will make prompt disclosure of detailed vote results following each shareholder meeting.
Conflicts of Interest
A director who has a material interest in a matter before our Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board of Directors or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest.
The CBCA states that a director must disclose to the Company, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors' resolution to approve that contract or transaction, unless the contract or transaction:
•	relates primarily to the director's remuneration as a director, officer, employee, agent or mandatary of Shopify or an affiliate;
•	is for indemnity or insurance otherwise permitted under the CBCA; or
•	is with an affiliate.
Diversity
In 2019, the Board of Directors adopted a Board Diversity Policy. The Board of Directors is committed to a merit-based system for selecting a diverse slate of members for the Board of Directors comprised of talented and dedicated individuals operating within an inclusive culture. The Board of Directors believes that a diverse Board of Directors operating within an inclusive environment contributes to the enhancement of the performance of the Board of Directors and of Shopify by maximizing opportunities for innovation, contributing to a more robust understanding of opportunities and risks, to more effective decision-making, and to better oversight and governance.
The members of the Board of Directors are committed to improving the diversity of the Board of Directors, including but not limited to diversity of skills, perspectives, experience, education, gender, age, ethnicity, cultural background, religion, national origin, sexual orientation, disability and other factors. To support this goal, the Board of Directors will:
•	Maintain an inclusive environment with a commitment to attaining, maintaining and valuing diversity on the Board of Directors.
•	Provide education and training to all members of the Board of Directors on diversity and inclusion-related issues.
•
Ensure that the Nominating and Corporate Governance Committee periodically assesses the skills, experience, perspectives, and backgrounds of the members of the Board of Directors in light of the strategic needs of the Company and the environment in which it operates.

•
Ensure that the Nominating and Corporate Governance Committee maintains an ongoing list of highly qualified diverse potential candidates, which includes candidates that are beyond the networks of existing members of the Board of Directors.

•
Ensure that, in the event the Nominating and Corporate Governance Committee chooses to retain a search firm, that it directs any such firm to deliver a list of highly qualified diverse potential candidates. If the firm cannot find appropriately qualified diverse candidates, the Nominating and Corporate Governance Committee will inquire with the firm as to why it couldn't and as to the process the firm followed in putting together its recommendations.

•
Ensure that the Nominating and Corporate Governance Committee, in selecting director candidates to propose to the Board of Directors, assesses candidates based on merit, competencies, education, experience, past performance, character, independence, and expected contribution to the performance of the Board of Directors. The Nominating and Corporate Governance Committee will take into account Shopify's diversity objectives and the diverse nature of the business environment in which Shopify operates.

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The Nominating and Corporate Governance Committee reviews the Board Diversity Policy annually to assess its effectiveness. To date, the Board of Directors has maintained an inclusive environment and remains committed to attaining, maintaining and valuing diversity on the Board of Directors; the Chair of the Nominating and Corporate Governance Committee has met with our Director of Employee Experience, Diversity and Belonging; the Nominating and Corporate Governance Committee reviewed the skills, experiences, perspectives and backgrounds of the directors in light of the strategic needs of the Company and the various environments in which it operates and determined that no changes were needed to the Board of Directors at the current time; and the Nominating and Corporate Governance Committee has continued to maintain an ongoing list of highly qualified diverse potential candidates.
A requirement to provide information regarding the representation of “designated groups” among a company's board of directors and senior management was recently implemented under the CBCA. “Designated groups”, as defined under the regulations to the CBCA, include women, Indigenous persons, persons with disabilities and members of visible minorities. Currently, three of our seven directors are women (43%), three of our seven director nominees are women (43%), two of our seven senior executive team members are women (29%) and one of our seven senior executive team members is a member of a visible minority (14%). None of our directors or director nominees identify as an Indigenous person, person with a disability or a member of a visible minority.
We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. To build products to make commerce better for everyone, we recognize that we need to remove barriers and foster inclusion across all dimensions of diversity worldwide. We have incorporated this belief directly into the work we do with merchants, including actively participating in a range of programs to create greater entrepreneurship opportunities for under-represented groups, with a focus on Black and Indigenous entrepreneurs.
In 2020, Shopify launched a global diversity and belonging strategy after consulting with hundreds of employees in countries around the world, which continued to inform our approach in 2021 to make everyone at Shopify and in our ecosystem feel included, valued, and heard on our journey to bring more voices to entrepreneurship. Based on the strategy, Shopify designed and implemented diversity and belonging initiatives in a range of areas related to research, learning, talent systems and processes, employee experience, community building, and inclusive communications and storytelling. We continue to bring our commitments to life through tangible actions and initiatives such as company-wide learning on anti-harassment and accessibility.
We do not currently have a formal policy for the representation of designated groups in senior management of the Company. However, our senior executives take gender and other diversity representation into consideration as part of their overall recruitment and selection process. During 2021, Shopify continued to execute on a series of initiatives to embed diversity and belonging principles in all stages of our hiring process to achieve meaningful representation across all dimensions of diversity.
We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board of Directors and senior management meets the needs of our organization and our shareholders.
The composition of the Board of Directors is shaped by the selection criteria established by the Nominating and Corporate Governance Committee and pursuant to the Board Diversity Policy. The Committee ensures that diversity considerations are taken into account in senior management, monitors the level of representation of women and Designated Groups on the Board of Directors and in senior management positions, continues to broaden recruiting efforts to attract and interview qualified female and diverse candidates, and is committed to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board of Directors or senior management positions as the need arises. The Committee fully support the benefits to Shopify and society of board diversity on many counts. As a global company based everywhere, the Committee is focused on searching relentlessly for suitably qualified candidates that meet Shopify's standards of excellence, experience, expertise and related requirements, while also meeting Shopify's diversity goals, knowing that all Shopify's stakeholders around the world deserve the best.
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Environment
Shopify's Nominating and Corporate Governance Committee oversees the Company's strategy and initiatives relating to environmental, social and corporate governance matters that are significant to the Company. Shopify's intention to build a company for the long term requires the Company to consider the environmental and social factors that affect merchants, employees and Shopify's ability to operate. As part of this commitment, Shopify established a Sustainability Fund in 2019 to help prove, scale, and commercialize climate technology and optimize impact over the long term. In 2020, Shopify's Sustainability Fund began directing a minimum of $5 million annually to purchase carbon offsets and carbon removals to support scientifically, technologically, and economically sound solutions that, once scaled, may have a material impact in addressing climate change. In 2021, our Sustainability Fund invested in offsetting our operational footprint during the year, purchasing renewable energy certificates for our office buildings and employee home offices as well as purchasing carbon removal to eliminate the impact of carbon emissions from shipping every order on our platform over the Black Friday/Cyber Monday shopping weekend. In addition, we continuously offset all carbon emissions associated with shipping orders placed using Shop Pay, our checkout accelerator, and give our merchants the ability to offset the carbon emissions associated with shipping their orders via Offset, an app we launched in 2020. Going forward, Shopify has made a commitment to carbon neutral operations, having addressed all our direct historical emissions for our operations through 2021.
Code of Conduct
We have adopted a Code of Conduct applicable to all of our directors, officers and employees, including our CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, which is a “code” under NI 58-101 and a “code of ethics” as defined by applicable SEC rules. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others' trust in Shopify at all times. The full text of the Code of Conduct is posted on our website at investors.shopify.com/governance.
In 2021, all employees were provided on-line training on the Code of Conduct, and were required to read the Code and certify to having read and understood the Code. All new employees undergo the same training and certification process as they join the Company.
If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. To date, no such amendment or waiver has been made or granted.
Monitoring Compliance with the Code of Conduct
Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Nominating and Corporate Governance Committee assists our Board of Directors with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which will be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which will be subject to review by our Board of Directors as a whole). The Board of Directors is provided with quarterly reports from management on any issues under the Code of Conduct that may have arisen and how they were investigated and resolved.
Complaint Reporting
In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures designed to facilitate confidential, anonymous submissions by our employees.
Shopify has a whistleblower hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is automatically notified of any whistleblower
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reports and the Board of Directors is provided with quarterly reports from management on any whistleblower reports that may have been reported and how they were investigated and resolved.
Shareholder Meetings
Under the CBCA, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board of Directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting, but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere that our directors determine. Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders' meeting.
A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor's report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.
Our by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, attending the meeting or represented by proxy, and at least two persons entitled to vote at the meeting, attending the meeting or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any further business.
Holders of the Class A subordinate voting shares and Class B multiple voting shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our Corporate Secretary, our auditor and any other persons invited by our Chair or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.
Advance Notice Requirements for Director Nominations
We have adopted an advance notice by-law which was approved by our shareholders at our 2015 annual meeting. The by-law provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary at our principal executive offices. To be timely, a shareholder's notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder's notice. Our Board of Directors may, at its sole discretion, waive any requirement under these provisions.
Choice of Forum
We have adopted a forum selection by-law which was approved by our shareholders at our 2015 annual meeting. The by-law provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the CBCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding
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asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our Shareholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.
Company Communication with Shareholders
Shopify has a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of representatives of Shopify's Finance, Legal and Communications teams.
The Disclosure Policy seeks to ensure that our external communications are timely, accurate, complete, and broadly distributed in compliance with all applicable legal and regulatory requirements. It is the responsibility of Shopify's Disclosure Committee to determine if, when and how to disclose material information related to Shopify.
The Disclosure Committee and the Board of Directors have reviewed and approved this Circular, and review and approve our Annual Information Form and our annual financial reports and management's discussion and analysis and associated earnings press releases. The Disclosure Committee and the Audit Committee review and approve interim financial reports, interim management's discussion and analysis and associated earnings press releases. The Company holds quarterly conference calls following the release of our quarterly and annual results. All shareholders may listen to a live audio webcast or to archived webcasts on our website at investors.shopify.com.
Shareholder Communications with the Board of Directors
The Board of Directors has approved a policy by which shareholders and other interested parties may communicate directly with the Board of Directors or the independent directors. Shareholders may contact the Board of Directors about issues or questions about Shopify by sending a letter to:
Shopify Inc.
151 O'Connor Street, Ground Floor
Ottawa, Ontario, K2P 1L8
Canada
Attn: Board of Directors
By email: corporate@shopify.com
If a shareholder wishes to contact the independent members of the Board of Directors, he or she should address such communication to the attention of the Lead Independent Director at the address above. Shopify's legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services.
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SECTION 5: GENERAL AND ADDITIONAL INFORMATION
Principal Shareholders
The following table sets forth the persons who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than 10% of any class of shares of the Company, the approximate number of shares owned, controlled or directed by each such person and the percentage of the class of shares owned, controlled or directed as of March 31, 2022:
Name of Shareholder	Number of Class A Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class A Subordinate Voting Shares Owned, Controlled or Directed	Number of Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Tobias Lütke(1)	5,250	0.0%	7,891,852	66.0%	33.8%
Klister Credit Corp.(2)	16,998	0.01%	3,750,000	31.4%	16.1%
(1)
As of the date hereof, 5,250 Class A Subordinate Voting Shares, 0.0%, 7,891,852 Class B multiple voting shares, 66.0% and 33.8%, respectively. Consists of 6,729,875 Class B multiple voting shares and 5,250 Class A subordinate voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, and 1,161,977 Class B multiple voting shares held directly by Tobias Lütke.

(2)
One of our directors, John Phillips, is the Chief Executive Officer of Klister, and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of the Shares owned by Klister. Catherine Phillips owns the remaining 50% of Klister.

All directors and executive officers as a group (11 persons) owned beneficially or exercised control or direction over 152,648 Class A subordinate voting shares, or 0.1% of that class, and 11,641,852 Class B multiple voting shares, or 97.4% of that class, representing 9.4% of all Shares and 49.9% of all votes as of March 31, 2022. These amounts include 100% of the shares held by Klister Credit Corp., which is 50% owned by John Phillips (see footnote 2, above).
Interests of Certain Persons or Companies on Matters to be Acted Upon
Other than as described under “Section 2(3): Business of the Meeting – Approval of the Arrangement”, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.
Interest of Informed Persons in Material Transactions
Other than as described under “Section 2(3): Business of the Meeting – Approval of the Arrangement”, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
Other Matters
As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.
Additional Information
Additional financial information about Shopify, including Shopify's 2021 Annual Report on Form 40-F, including its audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 are accessible on SEDAR at sedar.com, on EDGAR at sec.gov, on our website at investors.shopify.com, or by contacting Shopify by phone at 1-613-241-2828 ext. 1024 or by email at IR@shopify.com. Shareholders may, upon request, receive a hard copy of the complete audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis, free of charge.
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In addition, Shareholders may contact Broadridge to request a paper copy of this Circular and our audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis, at no cost to you, up to one year from the date of the filing of this Circular on SEDAR, by calling 1-877-907-7643 or at www.proxyvote.com, and entering the provided 16-digit control number.
Approval by Directors
The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual Meeting of Shareholders, as well as to each director and to the Company's auditors.

Jessica Hertz
General Counsel and Corporate Secretary
April 11, 2022
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SCHEDULE A
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
1.
The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Shopify Inc. (the “Company”), as more particularly described and set forth in the management information circular of the Company dated April 11, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.
The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with its terms (the “Plan of Arrangement”)), the full text of which is set out in Schedule C to the Circular, is hereby authorized, approved and adopted.

3.
The Company be and is hereby authorized to apply for a final order from Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with its terms).

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Plan of Arrangement to the extent permitted by its terms; and (ii) not to proceed with the Arrangement and any related transactions.

5.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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SCHEDULE B
SHARE SPLIT RESOLUTION
BE IT RESOLVED THAT:
1.
Shopify Inc. (the “Company”) is authorized to amend its restated articles of incorporation pursuant to Section 173(1)(h) of the Canada Business Corporations Act (the “Act”) to change the number of Class A subordinate voting shares and Class B multiple voting shares in the capital of the Company, whether issued or unissued, on a ten-for-one basis, such that, when and if such amendment is given effect, every one existing Class A subordinate voting share and one Class B multiple voting share will become, respectively, ten Class A subordinate voting shares and ten Class B multiple voting shares (the “Share Split”).

2.
The directors of the Company are hereby authorized, in their sole discretion, to give effect to the aforesaid amendment to the restated articles of incorporation and effect the Share Split on such date as may be determined by the directors of the Company by making such filings under the Act as are required by the Act.

3.
The directors of the Company, in their sole discretion, if deemed appropriate and without any further approval from or notice to the shareholders of the Company, may choose not to act upon this resolution notwithstanding shareholder approval of the Share Split and are authorized to revoke this special resolution in their sole discretion at any time prior to effecting the Share Split.

4.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of amendment and such other documents as are necessary or desirable to give effect to the Share Split, such determination to be conclusively evidenced by the execution and delivery of such articles of amendment and any such other documents.

5.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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SCHEDULE C
PLAN OF ARRANGEMENT
See attached.
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PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1	Definitions.
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:
(a)	“7910240” means 7910240 Canada Inc., a corporation incorporated under the CBCA;
(b)
“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan of Arrangement, subject to any amendments or variations made in accordance therewith or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Founder, each acting reasonably, the whole as supplemented, modified or amended;

(c)	“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting by the Shareholders;
(d)	“Articles” means the Restated Articles of Incorporation of the Corporation dated May 27, 2015, as amended from time to time;
(e)	“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted;
(f)	“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44;
(g)	“Certificate” means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;
(h)	“Class A Subordinate Voting Shares” means the Class A subordinate voting shares in the capital of the Corporation;
(i)	“Class B Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;
(j)	“Conversion Notice” means the conditional notice dated April 8, 2022, delivered by Klister to the Corporation;
(k)	“Corporation” means Shopify Inc., a corporation incorporated under the CBCA;
(l)	“Court” means the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto;
(m)	“Director” means the director appointed under Section 260 of the CBCA;
(n)	“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate;
(o)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;
(p)
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court (with the consent of the Corporation and the Founder, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to the Corporation and the Founder, each acting reasonably) on appeal;

(q)	“Founder” means Tobias Lütke;
(r)	“Founder Agreement” means the Founder Agreement by and among the Corporation, the Founder and 7910240, effective as of the date and time set out in Section 3.1;
(s)	“Founder Share” has the meaning set forth in Section 3.1(a);
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(t)
“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the above, (iii) any quasigovernmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

(u)
“Interim Order” means the interim order of the Court, in a form acceptable to the Corporation and the Founder, each acting reasonably, concerning the Arrangement and providing for, among other things, declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Founder, each acting reasonably;

(v)	“Klister” means Klister Credit Corp., a corporation incorporated under the Business Corporations Act (Ontario);
(w)
“Klister Shares” means [to insert 3,750,000, as adjusted to reflect any subdivision of the Class B Multiple Voting Shares prior to the Effective Time] Class B Multiple Voting Shares, representing all of the Class B Multiple Voting Shares held by Klister at the Effective Time;

(x)
“Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement of such annual and special meeting, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

(y)
“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(z)
“Plan of Arrangement” means this plan of arrangement under Section 192 of the CBCA, and any amendments or variations made in accordance therewith or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Founder, each acting reasonably, the whole as supplemented, modified or amended; and

(aa)	“Shareholders” means the registered and/or beneficial holders of the Class A Subordinate Voting Shares and the registered and/or beneficial holders of the Class B Multiple Voting Shares.
1.2
Headings, etc. The division of this Plan of Arrangement into articles and sections and the insertion of headings are for reference only and do not affect the construction or interpretation of this Plan of Arrangement.

1.3	References. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.
1.4	Certain Phrases, etc. Unless the context requires otherwise, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.
1.5
Statutes. References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6	Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
1.7	Time References. References to time herein are to local time, Toronto, Ontario.
ARTICLE 2
BINDING EFFECT
2.1
Upon the filing of the Articles of Arrangement and the issuance of the Certificate, this Plan of Arrangement shall become, at and after the Effective Time, effective and binding on: (a) all Shareholders, (b) the Corporation and (c) all other Persons, without any further formality required on the part of any Person, except as expressly provided herein.

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ARTICLE 3
THE ARRANGEMENT
3.1
At the Effective Time, the following events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)
the Articles shall be amended to create a new class of share, designated as the Founder Share, of which a maximum number of one (1) share shall be authorized for issuance, and which shall carry the rights, privileges, restrictions and conditions as set forth in Schedule A to this Plan of Arrangement (the “Founder Share”);

(b)	the Klister Shares shall be converted into an equal number of Class A Subordinate Voting Shares pursuant to the Conversion Notice and in accordance with their terms;
(c)	the Founder Agreement shall become effective; and
(d)	the Corporation shall issue the Founder Share to the Founder pursuant to the Founder Agreement.
3.2	The Arrangement and the amendment of the Articles by way of Articles of Arrangement shall not trigger any right of dissent for the Shareholders, whether under the CBCA or otherwise.
3.3
Each of the Founder, 7910240, Klister and the Corporation, with respect to each step set out in Section 3.1 applicable to such party, shall be deemed, at the time such step occurs, to have executed and delivered all necessary or required consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory or otherwise, relating to or in connection with the completion of such step.

3.4
The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with regard to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

ARTICLE 4
AMENDMENTS AND WITHDRAWAL
4.1
The Corporation and the Founder may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be agreed to in writing by each of the Corporation and the Founder and set out in writing and filed with the Court.

4.2
Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Corporation and the Founder, may be made prior to the Effective Time by the Corporation without the approval of the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to give effect to the implementation of this Plan of Arrangement.

4.3
Subject to Section 4.2, any amendment to this Plan of Arrangement may, if agreed to by the Corporation and the Founder, be proposed by the Corporation at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

4.4
Subject to Section 4.2, the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Founder and the Court, and, if and as required by the Court, after communication to Shareholders.

ARTICLE 5
FURTHER ASSURANCES
5.1
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in in Section 3.1 and shall become effective without any further act or formality, the Corporation shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE FOUNDER SHARE
3.	Founder Share
The rights, privileges, restrictions and conditions attaching to the Founder Share are:
3.1.	Definitions. For purposes of this Section 3:
“Disability” means, with respect to the Founder, the permanent and total disability of the Founder such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a simple majority of the Independent Directors and the Founder; provided, however, that if a simple majority of the Independent Directors and the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence) are unable to jointly agree on the selection of such licensed medical practitioner, then such licensed medical practitioner shall be jointly selected by (x) a licensed medical practitioner selected by a simple majority of the Independent Directors and (y) a licensed medical practitioner selected by the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence). If the Founder is incapable of selecting a licensed medical practitioner, then the Founder’s spouse shall make the selection on behalf of the Founder, or in the absence or incapacity of the Founder’s spouse, the Founder’s adult children by simple majority vote shall make the selection on behalf of the Founder, or in the absence of adult children of the Founder or their inability to act by simple majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by the Founder and which holds more aggregate shares of any class of shares of the Corporation than any other revocable living trust created by the Founder shall make the selection on behalf of the Founder, or in the absence of any such successor trustee, the legal guardian or conservator of the estate of the Founder shall make the selection on behalf of the Founder;
“Effective Date” means [to insert the date on which the articles of arrangement are effective];
“executive officer” has the meaning set forth in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations, as in effect on the Effective Date;
“Founder” means Tobias Lütke;
“Founder Group” means the Members of the Immediate Family of the Founder and any Person (other than the Corporation and its subsidiaries) controlled, directly or indirectly, by the Founder;
“Founder Group MVS/SVS Percentage” means the Founder Group MVS/SVS Votes divided by the Total Votes, expressed as a percentage;
“Founder Group MVS/SVS Votes” means, as of the applicable record date, the number of votes that may be exercised with respect to all Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), excluding the number of votes attached to the Founder Share;
“Founder MVS Percentage” means the Founder MVS Votes divided by the Total Votes, expressed as a percentage;
“Founder MVS Votes” means, as of the applicable record date, the number of votes that may be exercised with respect to: (a) all Multiple Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Multiple Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), (b) all Subordinate Voting Shares that the holder of the
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Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Subordinate Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group) which resulted from the conversion of Multiple Voting Shares in accordance with subsection 1.4 and/or subsection 1.5 from and after the Effective Date (such shares, the “MVS Conversion Shares”), and (c) if any MVS Conversion Shares have been transferred, sold or otherwise disposed of by the Founder or the Founder Group, the number of Subordinate Voting Shares equal to the lesser of (i) the number of Subordinate Voting Shares acquired by the Founder or the Founder Group from and after the Effective Date (excluding, for the avoidance of doubt, the MVS Conversion Shares), and (ii) the number of MVS Conversion Shares that have been transferred, sold or otherwise disposed of by the Founder or the Founder Group (and, for certainty, if the number of Subordinate Voting Shares in (i) and (ii) are equal, that number);
“Independent Directors” means the members of the Board of Directors of the Corporation designated as independent directors in accordance with section 1.4 of National Instrument 52-110 – Audit Committees, as amended from time to time, and shall not include the Founder;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;
“Specified Number” means, as of the applicable record date, the lesser of: (a) the Variable Number, and (b) the Variable Difference;
“Sunset Date” means the date determined by the Board of Directors of the Corporation that is not less than 9 months and not more than 18 months following the occurrence of a Sunset Event and, if no such date is determined by the Board of Directors of the Corporation, the date that is 9 months following the occurrence of a Sunset Event;
“Sunset Event” means the earliest to occur of: (a) the date that both (i) the Founder is no longer providing services to the Corporation as (A) an executive officer of the Corporation or (B) a consultant whose primary engagement is with the Corporation, and (ii) the Founder is no longer serving as a member of the Board of Directors of the Corporation; (b) the date of the Founder’s death or Disability; or (c) the date that the number of Multiple Voting Shares and Subordinate Voting Shares beneficially owned by the Founder and the Founder Group, in the aggregate, is less than [to insert 2,367,556, as adjusted to reflect any subdivision of the Multiple Voting Shares prior to the effective time of the arrangement], as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event approved by the Board of Directors of the Corporation and effected after the Effective Date affecting the number of outstanding Multiple Voting Shares and/or Subordinate Voting Shares;
“Total Votes” means, as of the applicable record date, the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (excluding the number of votes attached to the Founder Share);
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“Variable Difference” means, as of the applicable record date, the number of votes which, when added together with the Founder Group MVS/SVS Votes, is equal to 49.9% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder Share);
“Variable Number” means, as of the applicable record date, the number of votes which, when added together with the Founder MVS Votes, is equal to 40% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder Share);
“Voting Control” with respect to a Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Voting Share by proxy, voting agreement or otherwise;
“Voting Shares” means any outstanding shares of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and
A Person is “controlled” by another Person or other Persons if: (a) in the case of a company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (b) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
3.2.
Dividends; Rights on Liquidation, Dissolution, or Winding-Up. The Founder Share shall have no right to receive any dividends or to receive any property or assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs.

3.3.	Meetings and Voting Rights.
3.3.1.
The holder of the Founder Share shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote.

3.3.2.
Subject to the limitations set forth in subsection 3.3.3 and subsection 3.3.4, at each meeting of shareholders of the Corporation, the Founder Share shall entitle the holder thereof to the Specified Number of votes.

3.3.3.
The Founder Share shall entitle the holder to only one (1) vote at any meeting of shareholders of the Corporation if either (i) the Founder MVS Percentage is equal to or greater than 40%, or (ii) the Founder Group MVS/SVS Percentage is equal to or greater than 49.9%.

3.3.4.	The number of votes carried by the Founder Share shall be automatically and permanently reduced to one (1) vote on the Sunset Date.
3.3.5.
The holder of the Founder Share shall vote together with the Multiple Voting Shares and the Subordinate Voting Shares as a single class, except as otherwise expressly provided herein or as provided by law, and shall not be entitled to vote separately as a class (i) upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the Act or (ii) upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the Act unless such exchange, reclassification or cancellation affects only the holder of the Founder Share.

3.3.6.
The Corporation may, from time to time, establish such policies and procedures relating to the general administration of the Founder Share (including to aid in the calculation of the Specified Number) as it may deem necessary or advisable. The Corporation may also from time to time request that the holder of the Founder Share and/or the holders of Voting Shares who are members

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	C-7

of the Founder Group furnish certifications, affidavits or other proof to the Corporation as it deems necessary (i) to verify the beneficial ownership of, or Voting Control over, the Multiple Voting Shares and the Subordinate Voting Shares held by the holder of the Founder Share and the Founder Group, (ii) to determine which Subordinate Voting Shares are to be included in the calculation of the Founder MVS Votes and the Founder Group MVS/SVS Votes, and (iii) to calculate the Specified Number. A determination by the Secretary of the Corporation of (a) the number of Multiple Voting Shares and Subordinate Voting Shares that the holder of the Founder Share and the Founder Group beneficially owns or exercises Voting Control over, and (b) the calculation of the Specified Number, shall in each case be conclusive and binding absent manifest error.
3.4.	Subdivision or Consolidation. No subdivision or consolidation of the Founder Share shall be carried out.
3.5.	Redemption following the Sunset Date.
3.5.1.	Subject to the Act, the Corporation may, at any time on or after the Sunset Date, redeem the Founder Share by payment of $10 (the “Redemption Price”) to the holder of the Founder Share.
3.5.2.
Unless the holder of the Founder Share has waived its right to receive a Redemption Notice (as defined below) pursuant to this subsection 3.5.2, the Secretary of the Corporation shall give not less than 10 days’ written notice of the redemption by sending to the holder of the Founder Share a notice (the “Redemption Notice”) of the intention of the Corporation to redeem the Founder Share. Such Redemption Notice shall be sent by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation, (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the Secretary of the Corporation may determine; provided, however, that accidental failure or omission to give any such notice shall not affect the validity of such redemption. Such Redemption Notice shall include (i) the Redemption Price, (ii) the date on which the redemption is to take place (the “Sunset Redemption Date”), (iii) the method of payment of the Redemption Price, (iv) the time, place and manner in which the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share if such share is certificated and (v) any other information that the Secretary of the Corporation determines.

3.5.3.
On the Sunset Redemption Date, (i) the Corporation shall pay or cause to be paid the Redemption Price to the holder of the Founder Share and cancel the certificate, if any, representing the Founder Share and (ii) if the Founder Share is certificated, the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share.

3.5.4.	From and after the Sunset Redemption Date, the holder of the Founder Share shall not be entitled to exercise any rights with respect to the Founder Share.
3.6.	Optional Redemption.
3.6.1.
Subject to the Act, the holder of the Founder Share shall be entitled, at such holder’s option, to require the Corporation to redeem the Founder Share at any time upon payment by the Corporation of the Redemption Price.

3.6.2.
The holder of the Founder Share may, at any time, deliver to the Corporation at its registered office a written notice to the Secretary of the Corporation (the “Optional Redemption Notice”) specifying (i) that the holder of the Founder Share desires to have the Corporation unconditionally redeem the Founder Share as set forth in subsection 3.6.1, (ii) the date (which shall not be less than 10 days following the delivery of the Optional Redemption Notice) on which the holder of the Founder Share desires to have the Corporation unconditionally redeem the Founder Share (the “Optional Redemption Date”) and (iii) the desired method of payment of the Redemption Price.

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	C-8

3.6.3.
On the Optional Redemption Date, (i) the Corporation shall pay or cause to be paid the Redemption Price to the holder of the Founder Share and cancel the certificate, if any, representing the Founder Share and (ii) if the Founder Share is certificated, the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share.

3.6.4.	From and after the Optional Redemption Date, the holder of the Founder Share shall not be entitled to exercise any rights with respect to the Founder Share.
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SCHEDULE D
INTERIM ORDER
See attached.
SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-1

Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Electronically issued
Délivré par voie électronique : 11-Apr-2022
Toronto

Court File No.: CV-22-00679621-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	**MONDAY, THE 11th**
	)	
JUSTICE PENNY	)	**DAY OF APRIL, 2022**
	)	

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of Shopify Inc.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Shopify Inc. ("**Shopify**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") was heard this day by judicial videoconference via Zoom due to the COVID-19 crisis.

ON READING the Notice of Motion, the Notice of Application issued on April 11, 2022 and the affidavit of Robert Ashe, sworn April 8, 2022, (the "**Ashe Affidavit**"), including the Plan of Arrangement, which is attached as Schedule C to the draft management information circular of Shopify (the "**Information Circular**"), which is attached as Exhibit A to the Ashe Affidavit, and on hearing the submissions of counsel for Shopify and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear.

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Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that Shopify is permitted to call, hold and conduct an annual and special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of Class A Subordinate Voting Shares (the "**Class A Shares**") and Class B Multiple Voting Shares ("**Class B Shares**") in the capital of Shopify (collectively, the "**Shares**") to be held in a virtual-only format via live webcast on June 7, 2022 at 10:00 a.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "**Arrangement Resolution**").

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the "**Notice of Meeting**") and the articles of incorporation and the by-laws of Shopify, subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be the close of business on April 19, 2022.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

a) the Shareholders or their respective proxyholders;

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Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

b) the officers, directors, auditors and advisors of Shopify;

c) the Director; and

d) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that Shopify may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by Shopify and that the quorum at the Meeting shall be not less than two persons present in person or represented by proxy at the opening of the Meeting who are entitled to vote at the Meeting, holding not less than 25% of the aggregate number of outstanding Shares.

Amendments to the Arrangement and Plan of Arrangement

8. **THIS COURT ORDERS** that Shopify is authorized to make, subject to paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are to correct clerical errors, would not if disclosed, reasonably be expected to affect a Shareholder's decision to vote, or are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented, shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-4

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement are made after initial notice is provided as contemplated in paragraph 12 herein, which would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Shopify may determine.

Amendments to the Information Circular

10. **THIS COURT ORDERS** that Shopify is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. **THIS COURT ORDERS** that Shopify, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Shopify may determine is appropriate in the circumstances. The Record Date will not change as a result of any adjournments or postponements of the Meeting. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, subject to the extent section 253(4) of the CBCA is applicable, in order to effect notice of the Meeting, Shopify shall send, or cause to be sent, the

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-5

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and the form of proxy, along with such amendments or additional documents as Shopify may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**"), as follows:

a) to the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

   i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Shopify, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Secretary of Shopify;

   ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

   iii) by facsimile or electronic transmission to any registered Shareholder, who is identified to the satisfaction of Shopify, who requests such transmission in writing and, if required by Shopify, who is prepared to pay the charges for such transmission;

b) to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*;

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-6

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

c) to the directors and auditor of Shopify, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that Shopify is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order) (collectively, the "**Court Materials**") to the holders of Shopify options, restricted share units, and deferred share units, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, or by email or the Solium Shareworks portal, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Shopify or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by Shopify to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Shopify, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Shopify, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that Shopify is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Shopify may

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-7

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

determine ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Shopify may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that Shopify is authorized to use the proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Shopify may determine are necessary or desirable. Shopify is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Shopify may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Shopify deems it advisable to do so.

18. **THIS COURT ORDERS** that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-8

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

varied by this paragraph) provided that any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA may be delivered to Shopify at corporate@shopify.com, as set out in the Information Circular and any such instruments must be received by Shopify not later than 5:00 p.m. (Toronto time) on June 6, 2022, or in the event that the Meeting is adjourned or postponed, not later than 5:00 p.m. on the last day (excluding weekends and holidays in the Province of Ontario) preceding the date of any adjournment or postponement of the Meeting.

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per Class A Share held and ten votes per Class B Share held. In order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(i) an affirmative vote of at least two-thirds (66 ⅔%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders, voting together as a single class; and

(ii) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, other than the votes attached to any Class A Shares and Class B Shares beneficially owned or controlled by Tobias Lütke and any of his associates or affiliates (each as

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-9

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

defined in the *Securities Act*, R.S.O. 1990, c. S.5 and the TSX Manual) voting together as a single class.

Such votes shall be sufficient to authorize Shopify to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Shopify (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Class A Share held and ten votes for each Class B Share held as of the Record Date.

Hearing of Application for Approval of the Arrangement

22. **THIS COURT ORDERS** that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Shopify may apply to this Court for final approval of the Arrangement.

23. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 24.

24. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Shopify as soon as reasonably

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-10

Electronically issued / Délivré par voie électronique : 11-Apr-2022 **Court File No./N° du dossier du greffe:** CV-22-00679621-00CL
Toronto Superior Court of Justice / Cour supérieure de justice practicable and, in any event, no less than five days before the hearing of this Application at the following addresses:

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attn: Eliot N. Kolers / Stéphanie Lapierre / Zev Smith
Fax: (416) 947-0866

Lawyers for Shopify Inc.

25. **THIS COURT ORDERS** that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) Shopify;

ii) the Director; and

iii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

26. **THIS COURT ORDERS** that any materials to be filed by Shopify in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

27. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 24 shall be entitled to be given notice of the adjourned date.

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-11

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Service and Notice

28. **THIS COURT ORDERS** that the Applicants and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Shopify's Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

29. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, options, restricted share units, deferred share units, or the articles of incorporation or by-laws of Shopify, this Interim Order shall govern.

Extra-Territorial Assistance

30. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-12

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Variance

31. **THIS COURT ORDERS** that Shopify shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-13

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00679621-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF SHOPIFY INC.

Court File No. CV-22-00679621-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSO#38304R
ekolers@stikeman.com
Tel: (416) 869-5637

Stéphanie Lapierre
slapierre@stikeman.com
Tel: (514) 397-3029

Zev Smith LSO# 70756R
zsmith@stikeman.com
Tel: (416) 869-5260

Muzhgan Wahaj LSO# 79839O
mwahaj@stikeman.com
Tel: (416) 869-6889
Fax: (416) 947-0866

Lawyers for the Applicant,
Shopify Inc.

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	D-14

SCHEDULE E
NOTICE OF APPLICATION FOR FINAL ORDER
See attached.
SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-1

Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Electronically issued
Délivré par voie électronique : 11-Apr-2022
Toronto

Court File No.:

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF SHOPIFY INC.

SHOPIFY INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing
☐ In person
☐ By telephone conference
☒ By video conference

by Zoom, Meeting ID: 859 8642 8302 (https://us06web.zoom.us/j/85986428302?pwd=cXp5Mlhwb3NHcWtTVVJQSmptZXJFZz09) on June 9, 2022, at 9:30 a.m.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on

114771718 v6

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Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL
2

the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date April 11, 2022 Issued by ______________________
Local Registrar

Address of court office: Superior Court of Justice
330 University Avenue, 9th Floor
Toronto ON M5G 1R7

TO: **THE DIRECTORS OF SHOPIFY INC.**

AND TO: **THE AUDITOR OF SHOPIFY INC.**

AND TO: **ALL HOLDERS OF OPTIONS OF SHOPIFY INC.**

AND TO: **ALL HOLDERS OF RESTRICTED SHARE UNITS OF SHOPIFY INC.**

AND TO: **ALL HOLDERS OF DEFERRED SHARE UNITS OF SHOPIFY INC.**

AND TO: **THE DIRECTOR APPOINTED UNDER THE *CANADA BUSINESS CORPORATIONS ACT***
Corporations Canada C.D. Howe Building
West Tower, 7th Floor
235 Queen Street
Ottawa, ON K1A 0H5

114771718 v6

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Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

APPLICATION

1. THE APPLICANT MAKES APPLICATION FOR:

(a) an interim order for advice and directions pursuant to subsection 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**"), authorizing Shopify Inc. ("**Shopify**" or the "**Company**") to convene an annual and special meeting (the "**Meeting**") of the holders of Class A Subordinate Voting Shares (the "**Class A Shares**") and Class B Multiple Voting Shares (the "**Class B Shares**") in the capital of Shopify (collectively, the "**Shareholders**" and each individually, a "**Shareholder**") to consider and vote on a special resolution to approve a plan of arrangement of Shopify under section 192 of the CBCA (the "**Arrangement**");

(b) a final order (the "**Final Order**") approving the Arrangement pursuant to subsections 192(3) and 192(4) of the CBCA;

(c) an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d) such further and other relief as this Court deems just.

2. THE GROUNDS FOR THE APPLICATION ARE:

(a) Shopify is a corporation governed by the provisions of the CBCA with its registered office located in Ottawa, Ontario. Shopify is a leading provider of internet infrastructure for commerce, offering tools to start, grow, market and manage a retail business of any size;

114771718 v6

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-4

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL
2

(b) the rights and privileges attached to the Class A Shares and Class B Shares are substantially the same with the exception that holders of Class B Shares are entitled to ten votes per share held whereas the holders of Class A Shares are entitled to one vote per share held;

(c) the Class A Shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "SHOP". The Class B Shares are not listed for trading or quoted on any exchange or market however they are convertible into Class A Shares on a one-for-one basis;

(d) Tobias Lütke, the founder and Chief Executive Officer of Shopify, and Klister Credit Corp. ("**Klister**"), own or exercise control over, in the aggregate approximately 11,641,852 Class B Shares, representing 97.3% of the issued and outstanding Class B Shares. One of the directors of Shopify, John Phillips, is the Chief Executive Officer of Klister and directly or indirectly owns 50% of Klister (Catherine Phillips owns the remaining 50% of Klister);

(e) Shopify wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

(f) pursuant to the Arrangement, among other things and as further described in the plan of arrangement, (i) Shopify will amend its articles of incorporation to authorize a new class of share capital that will have variable voting and other rights and conditions attached to it (the "**Founder Share**"), (ii) Klister will convert all of its Class B Shares into Class A Shares in accordance with their terms, (iii) Shopify will enter into a Founder Agreement with Mr. Lütke and 7910240 Canada Inc., his affiliate, and (iv) Shopify will issue one Founder Share to Mr. Lütke;

114771718 v6

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-5

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL

(g) the Arrangement is an “arrangement” within the meaning of subsection 192(1) of the CBCA;

(h) all pre-conditions to the approval of the Arrangement will have been satisfied prior to seeking the Final Order, including the requirement to obtain the Shareholders' approval and any other directions set out in an interim order, if granted;

(i) all requirements pursuant to National Instrument 41-101 – *General Prospectus Requirements*, Ontario Securities Commission Rule 56-501 – *Restricted Shares* and the rules of the Toronto Stock Exchange have been satisfied or will be satisfied by the return date of this Application;

(j) Shopify meets the solvency requirements of subsection 192(2) of the CBCA;

(k) it is not practicable for Shopify to effect a fundamental change in the nature of the Arrangement other than pursuant to the provisions of section 192 of the CBCA;

(l) the Application has been put forward in good faith for a *bona fide* business purpose, and has a material connection to the Toronto region as many of Shopify’s customers and Shareholders are located in Toronto, Ontario and its Class A Shares are listed for trading on the Toronto Stock Exchange;

(m) the Arrangement is fair and reasonable;

(n) certain of the Shareholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(n) of the *Rules of Civil Procedure*;

(o) section 192 of the CBCA;

114771718 v6

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-6

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00679621-00CL
4

(q) Rules 3.02(1), 14.05(2), 16.04(1), 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

(r) such further and other grounds as counsel may advise and this Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a) the Affidavit of Robert Ashe, sworn April 8, 2022, and the exhibits thereto;

(b) a further or supplementary affidavit, to be affirmed, and the exhibits thereto, reporting as to compliance with any interim order, if granted, and the results of the Meeting conducted pursuant to such interim order; and;

(c) such further and other materials as counsel may advise and this Court may permit.

April 11, 2022

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Eliot N. Kolers LSO#38304R
ekolers@stikeman.com
Tel: (416) 869-5637

Stéphanie Lapierre
slapierre@stikeman.com
Tel: (514) 397-3029

Zev Smith LSO# 70756R
zsmith@stikeman.com
Tel: (416) 869-5260

114771718 v6

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-7

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00679621-00CL

Muzhgan Wahaj LSO# 79839O
mwahaj@stikeman.com
Tel: (416) 869-6889
Fax: (416) 947-0866

Lawyers for the Applicant
Shopify Inc.

114771718 v6

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-8

Electronically issued / Délivré par voie électronique : 11-Apr-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00679621-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF SHOPIFY INC.

Court File No:

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSO#38304R
ekolers@stikeman.com
Tel: (416) 869-5637

Stéphanie Lapierre
slapierre@stikeman.com
Tel: (514) 397-3029

Zev Smith LSO# 70756R
zsmith@stikeman.com
Tel: (416) 869-5260

Muzhgan Wahaj LSO# 79839O
mwahaj@stikeman.com
Tel: (416) 869-6889
Fax: (416) 947-0866

Lawyers for the Applicant,
Shopify Inc.

114771718 v6

SHOPIFY MANAGEMENT INFORMATION CIRCULAR	E-9

SCHEDULE F
FOUNDER SHARE TERMS
See attached.
SHOPIFY MANAGEMENT INFORMATION CIRCULAR	F-1

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE FOUNDER SHARE
3.	Founder Share
The rights, privileges, restrictions and conditions attaching to the Founder Share are:
3.1.	Definitions. For purposes of this Section 3:
“Disability” means, with respect to the Founder, the permanent and total disability of the Founder such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a simple majority of the Independent Directors and the Founder; provided, however, that if a simple majority of the Independent Directors and the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence) are unable to jointly agree on the selection of such licensed medical practitioner, then such licensed medical practitioner shall be jointly selected by (x) a licensed medical practitioner selected by a simple majority of the Independent Directors and (y) a licensed medical practitioner selected by the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence). If the Founder is incapable of selecting a licensed medical practitioner, then the Founder’s spouse shall make the selection on behalf of the Founder, or in the absence or incapacity of the Founder’s spouse, the Founder’s adult children by simple majority vote shall make the selection on behalf of the Founder, or in the absence of adult children of the Founder or their inability to act by simple majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by the Founder and which holds more aggregate shares of any class of shares of the Corporation than any other revocable living trust created by the Founder shall make the selection on behalf of the Founder, or in the absence of any such successor trustee, the legal guardian or conservator of the estate of the Founder shall make the selection on behalf of the Founder;
“Effective Date” means [to insert the date on which the articles of arrangement are effective];
“executive officer” has the meaning set forth in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations, as in effect on the Effective Date;
“Founder” means Tobias Lütke;
“Founder Group” means the Members of the Immediate Family of the Founder and any Person (other than the Corporation and its subsidiaries) controlled, directly or indirectly, by the Founder;
“Founder Group MVS/SVS Percentage” means the Founder Group MVS/SVS Votes divided by the Total Votes, expressed as a percentage;
“Founder Group MVS/SVS Votes” means, as of the applicable record date, the number of votes that may be exercised with respect to all Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), excluding the number of votes attached to the Founder Share;
“Founder MVS Percentage” means the Founder MVS Votes divided by the Total Votes, expressed as a percentage;
“Founder MVS Votes” means, as of the applicable record date, the number of votes that may be exercised with respect to: (a) all Multiple Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Multiple Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), (b) all Subordinate Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with
SHOPIFY MANAGEMENT INFORMATION CIRCULAR	F-2

actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Subordinate Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group) which resulted from the conversion of Multiple Voting Shares in accordance with subsection 1.4 and/or subsection 1.5 from and after the Effective Date (such shares, the “MVS Conversion Shares”), and (c) if any MVS Conversion Shares have been transferred, sold or otherwise disposed of by the Founder or the Founder Group, the number of Subordinate Voting Shares equal to the lesser of (i) the number of Subordinate Voting Shares acquired by the Founder or the Founder Group from and after the Effective Date (excluding, for the avoidance of doubt, the MVS Conversion Shares), and (ii) the number of MVS Conversion Shares that have been transferred, sold or otherwise disposed of by the Founder or the Founder Group (and, for certainty, if the number of Subordinate Voting Shares in (i) and (ii) are equal, that number);
“Independent Directors” means the members of the Board of Directors of the Corporation designated as independent directors in accordance with section 1.4 of National Instrument 52-110 – Audit Committees, as amended from time to time, and shall not include the Founder;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;
“Specified Number” means, as of the applicable record date, the lesser of: (a) the Variable Number, and (b) the Variable Difference;
“Sunset Date” means the date determined by the Board of Directors of the Corporation that is not less than 9 months and not more than 18 months following the occurrence of a Sunset Event and, if no such date is determined by the Board of Directors of the Corporation, the date that is 9 months following the occurrence of a Sunset Event;
“Sunset Event” means the earliest to occur of: (a) the date that both (i) the Founder is no longer providing services to the Corporation as (A) an executive officer of the Corporation or (B) a consultant whose primary engagement is with the Corporation, and (ii) the Founder is no longer serving as a member of the Board of Directors of the Corporation; (b) the date of the Founder’s death or Disability; or (c) the date that the number of Multiple Voting Shares and Subordinate Voting Shares beneficially owned by the Founder and the Founder Group, in the aggregate, is less than [to insert 2,367,556, as adjusted to reflect any subdivision of the Multiple Voting Shares prior to the effective time of the arrangement], as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event approved by the Board of Directors of the Corporation and effected after the Effective Date affecting the number of outstanding Multiple Voting Shares and/or Subordinate Voting Shares;
“Total Votes” means, as of the applicable record date, the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (excluding the number of votes attached to the Founder Share);
“Variable Difference” means, as of the applicable record date, the number of votes which, when added together with the Founder Group MVS/SVS Votes, is equal to 49.9% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder Share);
SHOPIFY MANAGEMENT INFORMATION CIRCULAR	F-3

“Variable Number” means, as of the applicable record date, the number of votes which, when added together with the Founder MVS Votes, is equal to 40% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder Share);
“Voting Control” with respect to a Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Voting Share by proxy, voting agreement or otherwise;
“Voting Shares” means any outstanding shares of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and
A Person is “controlled” by another Person or other Persons if: (a) in the case of a company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (b) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
3.2.
Dividends; Rights on Liquidation, Dissolution, or Winding-Up. The Founder Share shall have no right to receive any dividends or to receive any property or assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs.

3.3.	Meetings and Voting Rights.
3.3.1.
The holder of the Founder Share shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote.

3.3.2.
Subject to the limitations set forth in subsection 3.3.3 and subsection 3.3.4, at each meeting of shareholders of the Corporation, the Founder Share shall entitle the holder thereof to the Specified Number of votes.

3.3.3.
The Founder Share shall entitle the holder to only one (1) vote at any meeting of shareholders of the Corporation if either (i) the Founder MVS Percentage is equal to or greater than 40%, or (ii) the Founder Group MVS/SVS Percentage is equal to or greater than 49.9%.

3.3.4.	The number of votes carried by the Founder Share shall be automatically and permanently reduced to one (1) vote on the Sunset Date.
3.3.5.
The holder of the Founder Share shall vote together with the Multiple Voting Shares and the Subordinate Voting Shares as a single class, except as otherwise expressly provided herein or as provided by law, and shall not be entitled to vote separately as a class (i) upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the Act or (ii) upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the Act unless such exchange, reclassification or cancellation affects only the holder of the Founder Share.

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3.3.6.
The Corporation may, from time to time, establish such policies and procedures relating to the general administration of the Founder Share (including to aid in the calculation of the Specified Number) as it may deem necessary or advisable. The Corporation may also from time to time request that the holder of the Founder Share and/or the holders of Voting Shares who are members of the Founder Group furnish certifications, affidavits or other proof to the Corporation as it deems necessary (i) to verify the beneficial ownership of, or Voting Control over, the Multiple Voting Shares and the Subordinate Voting Shares held by the holder of the Founder Share and the Founder Group, (ii) to determine which Subordinate Voting Shares are to be included in the calculation of the Founder MVS Votes and the Founder Group MVS/SVS Votes, and (iii) to calculate the Specified Number. A determination by the Secretary of the Corporation of (a) the number of Multiple Voting Shares and Subordinate Voting Shares that the holder of the Founder Share and the Founder Group beneficially owns or exercises Voting Control over, and (b) the calculation of the Specified Number, shall in each case be conclusive and binding absent manifest error.

3.4.	Subdivision or Consolidation. No subdivision or consolidation of the Founder Share shall be carried out.
3.5.	Redemption following the Sunset Date.
3.5.1.	Subject to the Act, the Corporation may, at any time on or after the Sunset Date, redeem the Founder Share by payment of $10 (the “Redemption Price”) to the holder of the Founder Share.
3.5.2.
Unless the holder of the Founder Share has waived its right to receive a Redemption Notice (as defined below) pursuant to this subsection 3.5.2, the Secretary of the Corporation shall give not less than 10 days’ written notice of the redemption by sending to the holder of the Founder Share a notice (the “Redemption Notice”) of the intention of the Corporation to redeem the Founder Share. Such Redemption Notice shall be sent by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation, (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the Secretary of the Corporation may determine; provided, however, that accidental failure or omission to give any such notice shall not affect the validity of such redemption. Such Redemption Notice shall include (i) the Redemption Price, (ii) the date on which the redemption is to take place (the “Sunset Redemption Date”), (iii) the method of payment of the Redemption Price, (iv) the time, place and manner in which the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share if such share is certificated and (v) any other information that the Secretary of the Corporation determines.

3.5.3.
On the Sunset Redemption Date, (i) the Corporation shall pay or cause to be paid the Redemption Price to the holder of the Founder Share and cancel the certificate, if any, representing the Founder Share and (ii) if the Founder Share is certificated, the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share.

3.5.4.	From and after the Sunset Redemption Date, the holder of the Founder Share shall not be entitled to exercise any rights with respect to the Founder Share.
3.6.	Optional Redemption.
3.6.1.
Subject to the Act, the holder of the Founder Share shall be entitled, at such holder’s option, to require the Corporation to redeem the Founder Share at any time upon payment by the Corporation of the Redemption Price.

3.6.2.
The holder of the Founder Share may, at any time, deliver to the Corporation at its registered office a written notice to the Secretary of the Corporation (the “Optional Redemption Notice”) specifying (i) that the holder of the Founder Share desires to have the Corporation unconditionally redeem the Founder Share as set forth in subsection 3.6.1, (ii) the date (which

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shall not be less than 10 days following the delivery of the Optional Redemption Notice) on which the holder of the Founder Share desires to have the Corporation unconditionally redeem the Founder Share (the “Optional Redemption Date”) and (iii) the desired method of payment of the Redemption Price.
3.6.3.
On the Optional Redemption Date, (i) the Corporation shall pay or cause to be paid the Redemption Price to the holder of the Founder Share and cancel the certificate, if any, representing the Founder Share and (ii) if the Founder Share is certificated, the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share.

3.6.4.	From and after the Optional Redemption Date, the holder of the Founder Share shall not be entitled to exercise any rights with respect to the Founder Share.
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SCHEDULE G
FOUNDER AGREEMENT
See attached.
SHOPIFY MANAGEMENT INFORMATION CIRCULAR	G-1

FOUNDER AGREEMENT
THIS FOUNDER AGREEMENT (this “Agreement”) dated as of the Effective Date,
AMONG:
SHOPIFY INC., a corporation incorporated under the Canada Business Corporations Act,
(the “Company”)
- and -
TOBIAS LÜTKE, an individual resident in the City of Ottawa in the Province of Ontario,
(the “Founder”)
- and -
7910240 CANADA INC., a corporation incorporated under the Canada Business Corporations Act,
(“7910240”).
WHEREAS the Company is proposing to amend its restated articles of incorporation (which, as amended, are referred to as the “Articles”) by way of plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which, among other things, the Company will create and authorize the Founder Share (as defined herein); and
WHEREAS the Founder wishes to subscribe for the Founder Share and the Company wishes to issue the Founder Share to the Founder, on the terms and conditions set out herein;
NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties) the parties hereto agree as follows:
1.	Definitions
In this Agreement, the following terms shall have the meaning given to them as set out below.
“Board” means the Board of Directors of the Company.
“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44.
“Certificate” means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement.
“Change of Control Transaction” shall have the meaning set forth in the Articles.
“Coattail Agreement” means the Coattail Agreement dated May 27, 2015 by and among the Company, Computershare Trust Company of Canada and certain shareholders of the Company, as it may be amended from time to time.
“collateral benefit” has the meaning set forth in Section 1.1 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions as amended from time to time (provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class).
“Director” means the director appointed under Section 260 of the CBCA.
“Disability” shall have the meaning set forth in the Articles.
“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate.
“Founder Holders” means, collectively, the Founder, 7910240 and any Permitted Holder that becomes party to this Agreement pursuant to and in accordance with Section 3(a) of this Agreement.
“Founder Share” means a new class of share, designated as the Founder Share, which shall carry the rights, privileges, restrictions and conditions as set forth in the Articles following the Effective Date.
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“Founder Share Attorney” means, at any time, the Person holding a power of attorney with respect to the Founder Share pursuant to Section 6 of this Agreement.
“Incapacity Period” means the period commencing on the death or Disability of the Founder and ending on the Sunset Redemption Date.
“Independent Directors” shall have the meaning set forth in the Articles.
“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares or the Founder Share, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include (i) a Change of Control Transaction that complies with Section 1.2.3 of the Articles, (ii) a transaction that complies with the Coattail Agreement, (iii) a Pro Rata Transaction, or (iv) the conversion of Multiple Voting Shares in accordance with subsection 1.4 and/or subsection 1.5 of the Articles from and after the Effective Date.
“Multiple Voting Shares” shall have the meaning set forth in the Articles.
“MVS Conversion Shares” shall have the meaning set forth in the Articles.
“Parties” means, collectively, the Company and the Founder Holders.
“Permitted Holder” shall have the meaning set forth in the Articles.
“Person” shall have the meaning set forth in the Articles.
“Pro Rata Transaction” means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Company pursuant to which the Founder Holders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Company or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares or the Founder Share, as applicable, and all Subordinate Voting Shares held; provided, however, that, in the case of the Founder Holders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Company represented by the Multiple Voting Shares, the Founder Share and the Subordinate Voting Shares, respectively.
“Redemption Price” shall have the meaning set forth in the Articles.
“Subordinate Voting Shares” shall have the meaning set forth in the Articles.
“Sunset Date” shall have the meaning set forth in the Articles.
“Sunset Event” shall have the meaning set forth in the Articles.
“Sunset Redemption Date” shall have the meaning set forth in the Articles.
“Transfer” of a Multiple Voting Share or the Founder Share, as applicable, for purposes of this Agreement, means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Multiple Voting Share or the Founder Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Multiple Voting Share or the Founder Share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy or power of attorney to the Company’s officers or directors at the request of the Board in connection with actions to be taken at an annual or special meeting of shareholders; (b) the pledge of a Multiple Voting Share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of such Multiple Voting Share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Multiple Voting Share or other similar action by the pledgee shall constitute a “Transfer”; (c) upon the death or Disability of the Founder, the transfer of a Multiple Voting Share or the Founder Share to the estate of the Founder or to a legal representative of the Founder (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting
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in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument; or (d) the transfer of Voting Control of the Founder Share to the Founder Share Attorney pursuant to Section 6 of this Agreement.
“TSX” means the Toronto Stock Exchange.
“Voting Control” means with respect to a Multiple Voting Share or the Founder Share the exclusive power (whether directly or indirectly) to vote or direct the voting of such Multiple Voting Share or Founder Share, as applicable, by proxy, voting agreement or otherwise.
2.	Restrictions on Transfer
(a)	The Founder agrees not to Transfer, directly or indirectly, the Founder Share.
(b)
The Founder Holders agree not to Transfer, directly or indirectly, the Multiple Voting Shares held by such Founder Holders to a Permitted Holder if such Transfer would result in the Founder not retaining Voting Control over such Multiple Voting Shares.

(c)
Other than in connection with the Founder’s death or Disability, the Founder Holders agree that, in the event a Transfer, directly or indirectly, of any Multiple Voting Shares held by such Founder Holders results in the Founder no longer retaining Voting Control over such Multiple Voting Shares, the applicable Founder Holder will as promptly as reasonably practicable convert or cause to be converted all such Multiple Voting Shares into Subordinate Voting Shares pursuant to and in accordance with subsection 1.4 of the Articles, and the applicable Founder Holder will not vote any such Multiple Voting Shares prior to the conversion into Subordinate Voting Shares unless approved to do so by a majority of Independent Directors then in office.

(d)	The Company will not, and will direct its transfer agent not to, permit any indirect or direct Transfer of the Founder Share or the Multiple Voting Shares in contravention of this Agreement.
3.	Permitted Holders
(a)
The Founder Holders agree to cause their respective Permitted Holders to execute and deliver to the Secretary of the Company a counterpart signature to this Agreement prior to effectuating an indirect or direct Transfer of any Multiple Voting Shares to such Permitted Holder confirming that such Permitted Holder shall be bound by all the terms and conditions of this Agreement as a Founder Holder. Notwithstanding the foregoing, if the applicable Founder Holder is required to convert or cause to be converted the Multiple Voting Shares proposed to be Transferred to such Permitted Holder into Subordinate Voting Shares pursuant to and in accordance with Section 2(c) of this Agreement, such Founder Holder and Permitted Holder will not be required to comply with this Section 3(a).

(b)
The Founder hereby represents and warrants to the Company that as of the Effective Date, 7910240 is the only Permitted Holder of the Founder that beneficially owns or exercises control or direction over Multiple Voting Shares.

(c)	The Founder hereby represents and warrants to the Company that as of the Effective Date, the Founder retains the Voting Control over the Multiple Voting Shares held by the Founder Holders.
4.	Certain Transactions
(a)
In the event of a Multiple Voting Share Transaction, (i) each of the Founder Holders shall receive one Subordinate Voting Share in consideration for each Multiple Voting Share (as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization or similar event approved by the Board affecting the number of outstanding Multiple Voting Shares and/or Subordinate Voting Shares) held by such Founder Holder and (ii) the holder of the Founder Share shall receive the Redemption Price in consideration for the Founder Share. For greater certainty, the Founder Holders shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with a Multiple Voting Share Transaction.

(b)	Each Founder Holder agrees not to make any short sale or engage in any hedging, monetization or derivative transaction with respect to such Founder Holder’s Multiple Voting Shares or MVS Conversion
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Shares, or enter into any swap or other arrangement that results in such Founder Holder not retaining, in whole or in part, any of the economic consequences of ownership of such Founder Holder’s Multiple Voting Shares or MVS Conversion Shares, as applicable, in each case whether or not such arrangement is cash settled.
5.	Voluntary Conversion following Sunset Event
The Founder Holders agree that following the occurrence of a Sunset Event, the Founder Holders will convert or cause to be converted all Multiple Voting Shares held by the Founder Holders into Subordinate Voting Shares on or before the Sunset Date pursuant to and in accordance with subsection 1.4 of the Articles.
6.	Power of Attorney
(a)
Subject to Section 6(b) of this Agreement, the Founder hereby constitutes the Secretary of the Company in office from time to time as true and lawful attorney for the Founder with respect to the Founder Share during any Incapacity Period, with full power of substitution, to vote for and on behalf of the Founder with respect to the Founder Share on all matters (including the right to act by written consent), provided that the Founder Share Attorney shall exercise pursuant to this Section 6(a) all voting rights attached to the Founder Share in accordance with the recommendations of management of the Company set forth in any notice of meeting and management proxy circular in respect of any matter to be voted on, including with respect to any amendments or variations to matters identified in any such notice of meeting and on any other items that may properly come before such a meeting or any adjournment thereof.

(b)
At any time prior to the Founder’s death or Disability, the Founder may revoke the power of attorney granted under Section 6(a) of this Agreement and replace the Founder Share Attorney appointed under Section 6(a) of this Agreement by designating a Person approved by a majority of Independent Directors then in office as the true and lawful attorney for the Founder with respect to the Founder Share during any Incapacity Period to vote for and on behalf of the Founder with respect to the Founder Share on all matters (including the right to act by written consent) in such manner as the Founder Share Attorney determines in such Person’s sole discretion.

(c)
The Parties acknowledge and agree that any power of attorney granted pursuant to this Section 6 shall have been coupled with an interest and given for valuable consideration (the receipt and adequacy of which are acknowledged) and shall survive, and not terminate upon, the legal or mental incapacity or death of the Founder.

7.	Payment for the Founder Share
The Founder agrees to subscribe for, and the Company agrees to issue and sell to the Founder, the Founder Share, for a purchase price of $10 on the Effective Date. The Founder agrees that on the Effective Date, and concurrent with the issuance of the Founder Share to the Founder pursuant to the Arrangement, the Founder will pay the purchase price of $10 to the Company as consideration for the Founder Share.
8.	Term
This Agreement shall become effective on the Effective Date without any further act or formality and shall continue in full force and effect until no Multiple Voting Shares are held by the Founder Holders and the Founder Share is no longer outstanding or until the Agreement is otherwise terminated pursuant to Section 10(a) of this Agreement.
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9.	Notices
All notices and other communications among the Parties hereunder shall be in writing and shall be deemed given if delivered personally or sent by registered mail, or by facsimile transmission or other form of recorded communication to the Parties at the following addresses (or at such other address for such Party as shall be specified in like notice):
(a)	If to the Company:	Shopify Inc. 151 O’Connor Street Ground Floor Ottawa, ON K2P 2L8 Attention: Corporate Secretary

(b)	If to the Founder, 7910240 or any other Founder Holder:
Tobias Lütke
[Redacted]

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Attention: Katharine Martin
Email: kmartin@wsgr.com

10.	Miscellaneous
(a)
This Agreement may be amended, varied, modified or terminated and the observance of any term hereof may be waived only by a written instrument executed by the Company with the approval of (i) all of the Independent Directors then in office, (ii) the Founder acting on behalf of all Founder Holders, (iii) the TSX, provided that the Subordinate Voting Shares are listed on the TSX at the time of such amendment, variation, modification, termination or waiver, (iv) at least two-thirds of the votes cast by holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver, and (v) a majority of the votes cast by holders of Subordinate Voting Shares and Multiple Voting Shares (excluding votes attached to any Subordinate Voting Shares and Multiple Voting Shares held directly or indirectly by the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver.

(b)
Notwithstanding the provisions of Section 10(a), this Agreement may be amended without the approvals set forth in (iv) and (v) of Section 10(a) to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions herein or to facilitate the operation of the provisions hereof provided the rights and interests of the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares (other than the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) are not prejudiced by such amendment and that such amendment has been approved by all of the Independent Directors then in office.

(c)
Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether by operation of law or otherwise) and any purported assignment shall be void and unenforceable; provided, however, that the Company may assign or transfer this agreement to a successor entity in connection with any amalgamation, arrangement, merger or other similar transaction.

(d)
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Parties hereto or their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

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(e)
The Founder Holders agree that, without prejudice to any and all remedies which may be available to the Company under this Agreement or at law or in equity, injunctive relief provides the only effective protection from a breach of this Agreement, and the Founder Holders agree that the Company shall be entitled to seek injunctive relief, including an interim or interlocutory injunction, in any court of competent jurisdiction, to enforce any or all of the terms of this Agreement upon breach or threatened breach thereof, together with reimbursement for all reasonable legal fees and other expenses incurred in connection therewith.

(f)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(g)
This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, between the Parties with respect to the subject matter of this Agreement.

(h)
If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)
The Parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. The Parties further acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution of this Agreement that they have either done so or waived their right to do so, and agree that this Agreement constitutes a binding legal obligation and that they are estopped from raising any claim on the basis that they have not obtained such advice.

(j)
This Agreement may be executed in two or more counterparts (including by facsimile or PDF), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[signature page follows]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the Effective Date.

TOBIAS LÜTKE

7910240 CANADA INC.

By:
Name: Tobias Lütke
Title: CEO
SHOPIFY INC.

By:
Name:
Title:
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SCHEDULE H
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The following table describes the Company's current corporate governance practices in accordance with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices.
Requirement Under Form 58-101F1	Comments
Board of Directors
Disclose the identity of directors who are independent.
The Board has determined that all of the directors of the Company, with the exception of Mr. Lütke, are independent. See disclosure under the “Director Independence” section in Section 2 of the Circular.

All of the Committees of the Board are composed entirely of independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board has determined that Mr. Lütke is not independent as he is the Chief Executive Officer of the Company. See disclosure under the “Director Independence” section in Section 2 of the Circular.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
All director nominees, with the exception of Mr. Lütke, are independent. See disclosure under the “Director Independence” section in Section 2 of the Circular.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All other directorships have been disclosed in the “Election of Directors” section of this Circular.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In camera non-executive sessions of the Board are held at each Board and Committee meetings. See “Election of Directors” in Section 2 and “Director Independence” and “Meetings of Independent Directors” in Section 4 of this Circular.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board is Mr. Lütke, who is not an independent director.

The Lead Independent Director is Mr. Ashe, who is an independent director. See “Lead Independent Director” in Section 4 of this Circular. The Board has developed and approved a position description for the Lead Independent Director which can be found on the Company's website at investors.shopify.com/governance.

Disclose the attendance record of each director for all	Each director standing for re-election has attended at least
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Requirement Under Form 58-101F1	Comments
Board meetings held since the beginning of the issuer's most recently completed financial year.
85% of the Board meetings held since January 1, 2021, and each director standing for re-election has attended each standing committee meeting of which he or she was a member since January 1, 2021. See “Section 2(1): Business of the Meeting – Election of Directors” for detailed attendance information for each director.

Board Mandate
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board's Charter is attached to this Circular as Schedule I.

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved a position description for the Board Chair and each committee Chair, which position descriptions form part of the Board Charter and each respective committee charter, each of which can be found on the Company's website at investors.shopify.com/governance.

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has developed a written position description for the CEO. See “Chief Executive Officer” in Section 4 of this Circular.

Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding:

the role of the Board, its committees and its directors, and the nature and operation of the issuer's business.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
See “Orientation and Continuing Education” in Section 4 of this Circular.

Ethical Business Conduct
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for the directors, officers and employees.

disclose how a person or company may obtain a copy of the code;	Shopify's Code of Conduct can be found at investors.shopify.com/governance.

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Requirement Under Form 58-101F1	Comments
describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board receives quarterly reports from the General Counsel as to compliance with the Code of Conduct and is notified of any reported issues. The Chair of the Audit Committee is automatically notified if there are any reports made to Shopify's anonymous whistleblowing hotline.

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

To the Company's knowledge there has been no conduct by our directors or executive officers that constitutes a departure from our Code of Conduct since January 1, 2021 and, accordingly, no material change reports related thereto have been required.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
See “Conflicts of Interest” in Section 4 of this Circular.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	See “Code of Conduct”, “Monitoring Compliance with the Code of Conduct” and “Complaint Reporting” in Section 4 of this Circular.
Nomination of Directors
Describe the process by which the Board identifies new candidates for Board nomination.	See “Nominating and Corporate Governance Committee” and “Diversity” in Section 4 of this Circular.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
The Nominating and Corporate Governance Committee is composed entirely of independent directors.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in its charter, which is available on the Company's website at investors.shopify.com/governance.

Compensation
Describe the process by which the Board determines the compensation for the issuer's directors and officers.	See “Compensation of Executives” and “Compensation of Directors” in Section 3 of this Circular.

Disclose whether or not the Board has a Compensation and Talent Management Committee composed entirely of independent directors. If the Board does not have a Compensation and Talent Management Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The Compensation and Talent Management Committee is composed entirely of independent directors.

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Requirement Under Form 58-101F1	Comments
If the Board has a Compensation and Talent Management Committee, describe the responsibilities, powers and operation of the Compensation and Talent Management Committee.
The responsibilities, powers and operation of the Compensation and Talent Management Committee are set out in its charter, which is available on the Company's website at investors.shopify.com/governance.

Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation and Talent Management Committee and the Nominating and Corporate Governance Committee.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
See “Board, Committee and Director Evaluations” in Section 4 of this Circular.

Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits for directors on our Board or other automatic mechanisms of Board renewal. See “Mechanisms of Board Renewal” in Section 4 of this Circular, for a discussion as to why we have not done so.

Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

a short summary of its objectives and key provisions,
the measures taken to ensure that the policy has been effectively implemented,annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board has a Board Diversity Policy relating to the identification and nomination of diverse directors. Gender is one axis of diversity considered in this policy. See “Diversity” in Section 4 of this Circular, for more information about the Board Diversity Policy.

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Requirement Under Form 58-101F1	Comments
Consideration of the Representation of Women in Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

See “Diversity” in Section 4 of this Circular, for a discussion as to how the Board and Nominating and Corporate Governance Committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.
See “Diversity” in Section 4 of this Circular, for a discussion as to how we consider the level of representation of women in executive officer positions when making executive officer appointments.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a “target” means a number of percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
the target, and
the annual and cumulative progress of the issuer in achieving the target.

We have not adopted a target regarding women on our Board. See “Diversity” in Section 4 of this Circular, for a discussion as to why we have not done so.

We have not adopted a target regarding women in executive officer positions. See “Diversity” in Section 4 of this Circular, for a discussion as to why we have not done so.

Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
Currently, there are three women on our board, representing 43% of Shopify's seven directors. After the Meeting, we expect there will be three women on our board, representing 43% of Shopify's seven directors.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, we have two executive officers who are women, representing 29% of Shopify's seven executive positions.
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SCHEDULE I
SHOPIFY INC.
BOARD CHARTER
This Board Charter (“Charter”) has been adopted by the Board of Directors (“Board”) of Shopify Inc. (“Company”).
I.	Purpose
The Board is responsible for supervising the management of the business and affairs of the Company. It is management's duty to run the Company's business on a day-to-day basis. The Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.
In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
II.	Access to Information and Authority
The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company's expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.
III.	Composition and Meetings
The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Governance Committee of the Board, in accordance with the Company's articles and by-laws. The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of the New York Stock Exchange and National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators.
The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in Section V.
The Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee of the Board.
The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee, or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting in camera.
IV.	Responsibilities and Duties of the Board
The responsibilities and duties of the Board shall include the following:
Approved by the Board May 5, 2015, effective as of the Company's initial public offering, amended July 29, 2015 and November 30, 2018.
Chief Executive Officer and Officers
1.	Appointing the Chief Executive Officer (“CEO”) and, together with the CEO, developing a written position description for the role of the CEO.
2.	Developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives.
3.	Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
4.	Succession planning for the CEO and other key personnel.
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Financial Reporting
5.	Approving:
•	the annual financial statements and related Management's Discussion and Analysis or MD&A, and their filing and disclosure; and
•	the Company's annual earnings press releases, including any pro forma or non-GAAP information included therein, and their filing and disclosure.
6.	Reviewing and monitoring, with the assistance of the Audit Committee:
•	the quality and integrity of the Company's financial statements;
•	the external reporting of the Company's financial and operating performance in compliance with all regulatory and statutory requirements; and
•	the appointment and performance of the external auditor.
Financial Reporting Processes, Accounting Policies and Internal Controls
7.	Reviewing and monitoring, with the assistance of the Audit Committee:
•	the adequacy and effectiveness of the Company's system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls; and
•	the quality and integrity of the Company's external financial reporting processes.
Ethical and Legal Compliance and Risk Management
8.	Reviewing and approving the Company's code of conduct (“Code of Conduct”).
9.	Reviewing and monitoring:
•	compliance with the Code of Conduct and other ethical standards adopted by the Company;
•
the Company's compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company's compliance with applicable laws or regulations; and

•	the Company's enterprise risk management processes.
Other Responsibilities
10.	Reviewing and approving management's strategic and business plans.
11.	Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures.
12.	Reviewing and approving material transactions not in the ordinary course of business.
13.
In consultation with management, oversee and review the Company's procedures with respect to the Company's public disclosure to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.

14.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors.
15.	Overseeing the assessment by the Nominating and Governance Committee of the Board, each committee and each director.
16.	Developing and overseeing a method for interested parties to communicate directly with the Board.
17.	Performing any other activities consistent with this Charter, the Company's by-laws, and governing laws that the Board determines are necessary or appropriate.
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V.	Responsibilities and Duties of the Chair
The Chair shall have the following responsibilities and duties:
•	chair meetings of the Board;
•	chair the annual meeting, and any special meetings, of the shareholders;
•	in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board;
•
in consultation with the Lead Independent Director, the CEO, the CFO, the Corporate Secretary's Office and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and

•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.
VI.	Limitation on the Board's Duties
The Board shall discharge its responsibilities, and shall assess the information provided by the Company's management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.
Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the amended articles of incorporation or by-laws of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.
VII.	Review of Charter
The Nominating and Governance Committee of the Board will review and reassess the adequacy of this Charter from time to time and recommend any proposed changes to the Board for approval.
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